As filed with the Securities and Exchange Commission on May 31, 2006
                            Registration Number 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  CARDIMA, INC.
                 (Name of Small Business Issuer in its Charter)



         DELAWARE                           3842                 94-3177883
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)


                              47266 Benicia Street
                         Fremont, California 94538-7330
                                 (510) 354-0300
          (Address and telephone number of principal executive offices)

                                 Gabriel B. Vegh
                             Chief Executive Officer
                                  Cardima, Inc.
                              47266 Benicia Street
                         Fremont, California 94538-7330
                                 (510) 354-0300
            (Name, address and telephone number of agent for service)

                                   Copies to:
                            Richard A. Friedman, Esq.
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                            New York, New York 10018
                               Tel: (212) 930-9700
                               Fax: (212) 930-9725

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_| ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
                                                     Proposed Maximum
Title of Each Class of          Amount To Be          Offering Price         Proposed Maximum        Amount of Registration
Securities to be Registered      Registered             Per Share         Aggregate Offering Price             Fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value          64,450,000              $0.06                   $3,867,000                  $413.77
$0.001(1)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value          61,800,000              $0.06                    3,708,000                   396.76
$0.001(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value          28,583,333              $0.06                    1,715,000                   183.50
$0.001(3)
----------------------------------------------------------------------------------------------------------------------------
Total                           154,833,333                                      $9,290,000                  $994.03
----------------------------------------------------------------------------------------------------------------------------

(1) Represents shares issuable upon conversion of a Secured Loan Agreement and accrued interest thereon. In accordance with the terms of the Secured Loan Agreement, the number of shares included herein was determined assuming: (i) conversion of the entire $3,660,000 principal amount under the secured Promissory Note plus accrued interest in an amount of $207,000 through May 31, 2006, and (ii) a conversion price of $0.06.

(2) Represents shares issuable upon exercise of warrants with an exercise price of $0.06.

(3) Represents shares issuable upon conversion of the Facility Fee and Exit Fee payable pursuant to the terms of the Secured Loan Agreement, as amended, at a conversion price of $0.06.

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   PROSPECTUS

                    Subject to Completion, Dated May 31, 2006

                                  CARDIMA, INC.

                       154,833,333 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to 154,833,333 shares of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

The total number of shares sold herewith consists of the following shares to be issued to the selling stockholders: (i) up to 64,450,000 shares issuable upon conversion of a Secured Loan Agreement with Apix International Limited in the amount of $3,660,000 and accrued interest thereon in the amount of $207,000 (ii) 61,800,000 shares issuable upon the exercise of warrants, and (iii) up to 28,583,333 shares issuable upon conversion of the Facility and Exit Fees payable in connection with the Secured Loan. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive proceeds from the exercise, if any, of warrants to purchase up to 61,800,000 shares of common stock. All costs associated with this registration will be borne by us.

Our common stock is currently quoted on the Nasdaq Over the Counter Bulletin Board ("OTC Bulletin Board" or "OTCBB") under the symbol "CRDM.OB."

On May 24, 2006, the last reported sale price for our common stock on the OTC Bulletin Board was $0.03 per share.

Investing in these securities involves significant risks.

                     See "Risk Factors" beginning on page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May ___, 2006

                                TABLE OF CONTENTS




Prospectus Summary ........................................................2
Forward Looking Statements ................................................3
Description of Business ...................................................4
Risk Factors ..............................................................26
Management's Discussion and Analysis or Plan of Operation .................43
Directors and Executive Officers ..........................................55
Executive Compensation ....................................................58
Security Ownership of Certain Beneficial Owners and Management ............63
Certain Relationships and Related Transactions ............................64
Market for Common Equity and Related Stockholder Matters ..................65
Selling Stockholders ......................................................67
Description of Securities .................................................68
Plan of Distribution ......................................................70
Changes in and Disagreements with Accountants on Accounting and
Financial Disclosure ......................................................72
Legal Matters .............................................................72
Experts ...................................................................72
Where You Can Find More Information .......................................73
Disclosure of Commission Position on Indemnification
for Securities Act Liabilities ............................................73
Index to Consolidated Financial Statements ................................F-1

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

                                RECENT FINANCINGS


On August 12, 2005, we entered into a $2 million loan facility term sheet with Apix International Limited ("Apix"), pursuant to which we received $500,000..

On August 28, 2005, we entered into a secured loan agreement with Apix, which increased the total amounts to be financed from $2 million to $3 million. The principal amount of the promissory note dated August 12, 2005 for $500,000 was rolled over into the new secured loan agreement. We received an additional $500,000 on this closing date. Per the funding schedule, we received $500,000 on September 8, 2005 and $500,000 on October 11, 2005. The remainder of the loan was received as follows: $350,000 on November 16, 2005, $350,000 on December 14, 2005 and $300,000 on January 18, 2006. The loan agreement was secured by a first lien on all our assets and intellectual property. The secured loan bears interest at a rate of 10% per annum.

Pursuant to the secured loan agreement, we were required to pay a facility fee of $60,000, a due diligence fee of $25,000, a document review and preparation fee of $50,000 and an exit fee of $900,000 at the end of the loan agreement. All these fees were being amortized as non-cash interest expense over the life of the loan.

Also the loan agreement has an optional conversion clause that at its sole option, Apix may elect to receive payment for all or any portion of the facility fee, the exit fee and the accrued interest due under the loan, in full or partial satisfaction of such amounts, that respective number of our common stock at a rate of $0.10 per share (the conversion price has been reduced to $0.06 per share, as described below).. We recognize the gains and losses quarterly. At the end of the loan agreement, if the lender ultimately exercises this option, any additional gains or losses on the difference between the conversion price and the fair value of the stock at the time of conversion will be included in our earnings during that period. Additionally, we provided Apix warrants with registration rights to purchase 30,000,000 shares of capital stock with a strike price of $0.10 per share (the exercise price has been reduced to $0.06 per share, as described below). The beneficial conversion effect resulting from the excess of the market price of the stock upon inception over the $0.10 per share conversion price less the effect of the discount attributable to the value of the warrants is also being charged to non-cash interest during the periods the loan is outstanding.

On February 14, 2006, we entered into a new loan facility term sheet with Apix, which provided for the rollover of the original loan agreement and the grant of an additional loan facility in the amount of $660,000 at an interest rate of 10% per annum. In addition, we and the lender agreed to the following terms: (i) the maturity date of the original loan facility was extended from February 28, 2006 to May 18, 2006; and (ii) the exercise price of the original warrant has been adjusted to $0.06 per share. In addition, we have granted the Lender a new warrant to purchase 23,800,000 shares of our common stock at an exercise price of $0.06 per share for a term of ten years. In addition, upon completion of the full funding under the new loan facility, we will grant the lender warrants to purchase an additional 8,000,000 shares of our common stock at an exercise price of $0.06 per share for a term of ten years; (iii) we have granted the lender the right to convert the loan principal, interest, facility fees and exit fees into shares of our common stock at a conversion price of $0.06 per share; (iv) the facility fee has been increased from $60,000 to $80,000. In addition, the exit fee has been increased from $900,000 to $1,300,000; (v) upon completion of the full funding under the new loan facility, the exit fee would be increased by $260,000; (vi) we agree to register the shares underlying the loan principal, facility fees, and warrants on a registration statement as soon as practicable after the date of issuing the warrant, but in any event no later than May 31, 2006. We received funding under this agreement of $200,000 and $460,000 in February and March 2006, respectively. In April and May of 2006, Apix provided additional funding to us in the amount of $900,000, the terms of which have not been finalized.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. Cardima, Inc. is referred to throughout this prospectus as "Cardima," "Company," "we" or "us."

General

We  are  focused  on  the  diagnosis  and  treatment  of  cardiac   arrhythmias.
Arrhythmias are abnormal electrical heart rhythms that cause fast and/or otherwise irregular heartbeats, which can potentially be fatal. Our products have been developed for the diagnosis and treatment of the two most common forms of arrhythmias: atrial fibrillation (AF) and ventricular tachycardia (VT); however, our current efforts are focused on products for the diagnosis and treatment of AF. We develop, manufacture and market those products for two distinct market segments: electrophysiology (EP) and cardiac surgery.

The principal clinical goal in the treatment of AF is effective creation of thin linear lesions mimicking those scar lesions created by Dr. Jim Cox in his ground-breaking, open surgical maze procedure for the curative treatment of AF. Dr. Cox demonstrated that if an anatomically placed scar lesion pattern were created in the heart walls of the atrium, these scar lesions could interrupt the arrhythmia patterns of electrical activity and keep the heart in normal sinus rhythm, or normal heart beat. Cardima's technology is designed to create this scar lesion pattern by ablating, or killing, cells with heat energy, using a linear catheter technology in conjunction with radio frequency (RF) energy, which can be used by both electro-physiologists and surgeons.


                                  This Offering


Shares offered by Selling
Stockholders......................  Up to 154,833,333 shares, consisting of
                                    (i) 64,450,000 shares issuable upon the
                                    conversion of the Secured Loan and accrued interest thereon, (ii) up to 61,800,000 shares issuable upon the exercise of warrants, and (iii) up to 28,583,333 shares issuable upon conversion of Facility Fee and Exit Fees.

Common Stock to be outstanding
after the offering................  256,027,836 *


Use of Proceeds...................  We will not receive any proceeds from the sale of the common stock hereunder. However, we will receive proceeds from the exercise of warrants. See "Use of Proceeds" for a complete description.

Risk Factors......................  The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 4.

OTC Bulletin Board
Trading Symbol....................  CRDM.OB



* Based on the current issued and outstanding number of shares of 101,694,503 as of May 25, 2006, and assuming issuance of all shares registered herewith, the number of shares offered herewith represents approximately 151% of the total issued and outstanding shares of common stock.

                           FORWARD-LOOKING STATEMENTS

Our representatives and we may from time to time make written or oral statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors on which such statements are based are assumptions concerning uncertainties, including but not limited to uncertainties associated with the following:

(a)  volatility or decline of our stock price;

(b)  potential fluctuation in quarterly results;

(c)  our failure to earn revenues or profits;

(d) inadequate capital and barriers to raising the additional capital or to obtaining the financing needed to implement its business plans;

(e)  inadequate capital to continue business;

(f)  changes in demand for our products and services;

(g)  rapid and significant changes in markets;

(h)  litigation with or legal claims and allegations by outside parties;

(i)  insufficient revenues to cover operating costs.

                             DESCRIPTION OF BUSINESS

Overview

We were incorporated on November 12, 1992 in the State of Delaware. We are focused on the diagnosis and treatment of cardiac arrhythmias. Arrhythmias are abnormal electrical heart rhythms that cause fast and/or otherwise irregular heartbeats, which can potentially be fatal. Our products have been developed for the diagnosis and treatment of the two most common forms of arrhythmias: atrial fibrillation (AF) and ventricular tachycardia (VT); however, our current efforts are focused on products for the diagnosis and treatment of AF. We develop, manufacture and market those products for two distinct market segments: electrophysiology (EP) and cardiac surgery.

The principal clinical goal in the treatment of AF is effective creation of thin linear lesions mimicking those scar lesions created by Dr. Jim Cox in his ground-breaking, open surgical maze procedure for the curative treatment of AF. Dr. Cox demonstrated that if an anatomically placed scar lesion pattern were created in the heart walls of the atrium, these scar lesions could interrupt the arrhythmia patterns of electrical activity and keep the heart in normal sinus rhythm, or normal heart beat. Cardima's technology is designed to create this scar lesion pattern by ablating, or killing, cells with heat energy, using a linear catheter technology in conjunction with radio frequency (RF) energy, which can be used by both electro-physiologists and surgeons.

Heart and Arrhythmic Disorders

The heart is an electromechanical pump that relies on self-generated electrical signals to contract its muscle fibers and pump blood throughout the body. It is divided into four chambers: the two upper chambers, or atria, and the two lower chambers, or ventricles. The heart consists of two pumps working side by side, each with its own atrium and ventricle. The pump on the right side collects venous blood being returned from the body and sends it to the lungs for oxygenation. The pump on the left side receives the oxygenated blood from the lungs and pumps it back out throughout the body. The process is repeated, on average, 72 times per minute.

The heart, as with any other organ, requires oxygen and nutrients to function efficiently. Because the heart has large oxygen and nutrient demands of its own, it requires an extensive, well-developed vascular network to bring blood to and carry blood away from its muscle tissue. This vascular network is located throughout the majority of the heart's walls and serves to nourish the heart tissue directly. This network is comprised of an arterial system and a venous system, both of which originates on the epicardium, or outer surface, of both the atria and the ventricles, and penetrates into the tissues of the walls of the heart. Thus, the anatomy of the heart walls consists of a thick mass of muscle cells supported by a framework of blood vessels.

The heart's pumping action is controlled by its electrical conduction system within the heart muscle tissue. This conduction system allows electrical signals to propagate through the heart in a systematic and very organized way. These specialized conduction cells are placed throughout the walls of the four chambers of the heart. In a systematically timed sequence, this conduction system carries electrical signals to the muscle cells throughout the heart. This electrical conduction cycle results in a normal heartbeat that originates in the right atrium, commencing in a specialized group of cells called the Sino-Atrial node.

The Sino-Atrial node is the heart's natural pacemaker, regularly discharging an electrical signal that is responsible for setting the heart rate, usually at a rate of 60 to 100 beats per minute. The signal generated in the Sino Atrial node is propagated through the atrial tissue until it reaches the Atrio-Ventricular node, located just above the ventricles. A momentary delay of the signal provides enough time for the atria to fill the ventricles with blood before the ventricles are signaled to contract.

Once the electrical signal exits the Atrio-Ventricular node, it is rapidly conducted down the Bundle of His, a thin bundle of specialized cardiac muscle which conducts the electrical signals from the right atrium to the ventricles, and is distributed widely throughout both ventricles via the Purkinje Fibers, modified cardiac muscle fibers which conduct the electrical signals passed through the Bundle of His to the whole of the left and right ventricles, delivering the electrical signal to both ventricles at the same time and causing them to contract in unison. Since the ventricles pump blood to the lungs and the rest of the body, they are surrounded by a larger amount of muscle tissue than the atria. The left ventricle, in particular, is the stronger of the two ventricles, generating higher pressure and working harder in order to pump oxygenated blood through the entire body. In the normal heart, the four chambers work rhythmically with each other to ensure that properly oxygenated blood is constantly delivered throughout the body. This "normal" heart rate is called "normal sinus rhythm."

Arrhythmias

Arrhythmias are abnormal electrical heart rhythms that adversely affect the mechanical activities of the heart, have detrimental physical effects and impair a person's quality of life. Arrhythmias result in insufficient blood flow, which may cause dizziness, inadequate function of important organs in the body, stroke and even death. Arrhythmias have numerous causes, including congenital defects and tissue damage from either heart attacks or arteriosclerosis. There are two general types of arrhythmias: tachycardia, a fast resting heart rate, typically more than 100 beats per minute; and bradycardia, a slow resting heart rate, typically less than 60 beats per minute. Tachycardias fall into one of two major categories: (i) atrial tachycardia, which has its origin in the atria and (ii) ventricular tachycardia, which has its origin in the wall of the ventricles. Generally, arrhythmias are degenerative and worsen over time.

Atrial Fibrillation

Atrial fibrillation, the most common form of atrial tachycardias, is characterized by the irregular fluttering and/or very rapid beating of the atria that results from malfunctioning of the electrical conduction system in the walls of the atria, leading to irregular and chaotic atrial beating. During AF, the regular pumping action of the atria is replaced by irregular, disorganized and quivering spasms of atrial muscle tissue. Symptoms of AF typically include a rapid and irregular heartbeat, palpitations, discomfort and dizziness. This malfunction results in the failure of the atria to fill the ventricles completely and, consequently, the failure of the heart to pump adequate amounts of blood to the body. Once AF becomes symptomatic, it is typically associated with significant morbidity related to reduced blood flow. Often, the greatest concern is that the reduced cardiac output can lead to blood pooling in the atria and cause the formation of blood clots. Over time, blood clots in the left atrium can dislodge and travel through the bloodstream to the brain, resulting in stroke or even death.

According to the American Heart Association's (AHA) Heart Disease and Stroke Statistics - 2004 Update, AF affects more than 2.2 million people in the United States. The AHA statistics update also estimates that AF is responsible for over 100,000 strokes each year in the United States. AF is an independent risk factor for stroke, increasing the risk five-fold. According to the Framingham Heart Study reported in Circulation magazine, the lifetime risk for the development of AF in men and women 40 years of age and older is 25%.

Standard electrocardiograms may be unable to locate the origin, or focus, of the AF. The preferred diagnostic method, called mapping, involves placing catheters with electrodes inside the chambers of the heart to record the electrical signals generated by the heart in order to locate the focus, or origin, of the arrhythmia.

Current AF treatments are primarily supportive and palliative and do not cure AF. The most common therapies used in treating AF are anti-arrhythmic and anticoagulant drugs. Anti-arrhythmic drugs are typically used in an attempt to reduce the number of episodes of AF severity and/or to reduce the duration of each individual episode. Anti-coagulants are used to reduce the normal clotting mechanism of the blood, therefore reducing the potential of creating blood clots. Anti-arrhythmic drug therapy often becomes less effective over time, with approximately half of the patients developing resistance to the drugs. In addition, anti-arrhythmic drugs have potentially severe side effects, including pulmonary fibrosis and impaired liver function, and may significantly affect the patient's quality of life. Another palliative procedure for AF is external cardioversion, or the application of a strong electrical current using an external defibrillator to attempt to shock the heart back into normal sinus rhythm. This treatment only affects a single episode of AF; therefore it has no effect on the basic cause of AF and is not curative. Another treatment is the deliberate destruction of the atrio-ventricular node and subsequent implantation of a pacemaker. This is typically considered a treatment of last resort for AF patients as it does not cure or treat the AF itself, but rather allows rate control of the ventricles. The patient still has AF. Also, the patient is dependent on the pacemaker for life. Pacemakers are a device implanted into the chest, are battery-powered and typically require replacement approximately every seven to ten years, depending on manufacturer, type of device and amount of electrical energy delivered. Patients with pacemakers are usually required to continue with chronic anticoagulant drug therapy to attempt to prevent clotting. Anticoagulant drug therapy may result in the weakening of the blood vessels in the brain that may increase the risk of hemorrhagic stroke.

The only curative therapy for AF used today is an open-heart operation commonly known as the surgical "maze" procedure. In the maze procedure, concomitant with another heart procedure such as valve replacement or coronary artery bypass surgery, a surgeon makes a series of cuts in a specific "maze-like" formation through the wall of the atrium with a scalpel and then sutures these cuts back together. The scars that result from the healed cuts re-direct and contain the chaotic electrical impulses and channel the electrical signal emanating from the Sino-Atrial node, thereby returning the heart to normal sinus rhythm. This open-heart operation is traumatic to the patient, is very expensive and is associated with long hospital stays and may require a three to six month recovery time. Although this approach is not commonly used because it is limited to AF patients who also have some other surgical need, it is generally considered highly effective in controlling AF.

Some leaders in electrophysiology are experimenting with minimally invasive, catheter-based ablation procedures that replicate the surgical maze procedure from inside the heart, thereby reducing the procedure time, patient recovery time and overall procedural costs. If a catheter procedure is to successfully mimic the maze procedure, it is necessary to make various shaped lines, including straight, curvilinear and circumferential lesions. Therefore we developed the REVELATION(R) Tx, REVELATION(R) T-Flex and REVELATION(R) Helix respectively, to mimic these required shapes.

Ventricular Tachycardia

Ventricular tachycardia is a life-threatening condition in which heartbeats are improperly initiated from within the ventricular wall, in addition to the sino-atrial node, bypassing the heart's normal conduction system. A typical VT patient has experienced a myocardial infarction, or heart attack, which can result in the formation of a scar or electrical barrier inside the tissue of the ventricular wall, leading to improper electrical conduction in the cells immediately surrounding the scar. During episodes of VT, the ventricles beat at such an abnormally rapid rate that they are unable to fill completely with blood, thus reducing the amount of oxygenated blood being pumped throughout the body. The resulting reduction in the amount of oxygen transported to the tissues and organs of the body can cause dizziness and loss of consciousness. VT can often progress into ventricular fibrillation, an extremely irregular, chaotic and ineffective spasming of the ventricles. Ventricular fibrillation is fatal within a few minutes of its occurrence, unless orderly contractions of the ventricles are restored through immediate external electrical cardioversion or defibrillation.

According to the AHA's Heart Disease and Stroke Statistics - 2004 Update, few deaths are statistically listed as being directly caused by ventricular tachycardia. However, it is estimated that most of the approximately 340,000 sudden cardiac deaths per year from coronary artery disease may be attributed to ventricular fibrillation.

Limitations of Current Catheter-Based Diagnosis and Therapy

The demonstrated medical benefits and cost efficiency of minimally invasive procedures have encouraged electro-physiologists to seek new, minimally invasive techniques for the diagnosis and treatment of arrhythmias. In the case of AF, electro-physiologists have experimented with a treatment technique, often referred to as the "drag and burn procedure," in which conventional radio frequency tip ablation catheters are dragged across the inside surface of an atrium to attempt to create a linear lesion. Electro-physiologists have also experimented with the "dot to dot" procedure, whereby the doctor attempts to make a line by connecting a series of dot burns in the atria. Creating continuous, linear, trans-mural lesions to isolate portions of the atria using either of these methods with standard tip catheters has proven time consuming and difficult.

We maintain that the disadvantages of existing catheter-based approaches to treat AF are attributable not to the minimally invasive approach of the procedure, but rather to the existing catheter technology. The catheters currently used are larger and stiffer than our products and have a single electrode at the end of the catheter designed to create an ablation at the tip only. This single electrode catheter approach makes creating a solid or continuous line of scar lesion very difficult

Based on experience with standard endocardial catheters, electro-physiologists recognize the need to record and evaluate a greater amount of electrical information from various areas in the heart simultaneously during AF or VT procedures. In the case of AF, we maintain that there is a need for catheters that are able to access both right and left atria to create linear lesions replicating, less invasively, the surgical maze procedure.

Cardima's Micro-catheter System Solution

We believe our micro-catheter-based systems have the potential to offer the effectiveness of the open-heart surgical cure for AF (the "maze" procedure) but with less trauma, fewer complications, reduced pain, shorter hospital stays and lower procedure costs. The principal clinical goals in the diagnosis and treatment of AF are effective mapping and safely creating appropriate lesions. To achieve those goals, the electro-physiologist or surgeon must be able to use easy-to-perform techniques to access areas of the heart that are currently inaccessible. In our quest to achieve those goals, we have designed micro-catheter systems that we believe provide more extensive and safe access to the arrhythmia-causing tissue. We also believe it is important to be able to both map (diagnose) and ablate (treat) with a single catheter. A micro-catheter that both maps and ablates may decrease procedure time, improve treatment outcomes and enhance the overall safety of the procedure. Our completed Phase III clinical trial to treat AF with the REVELATION(R) Tx involved three anatomical ablation lines placed in pre-determined areas of the atria, mimicking the surgically performed maze procedure. All of our micro-catheter systems are designed to offer the following perceived advantages over existing, competitive catheters:

o Minimally invasive approach. Our micro-catheter systems are designed to provide greater access simply because they are smaller and more flexible than competitive technologies. Size constraints prevent other systems from reaching some small vessels that our micro-catheters can reach. We believe that this increased access results in decreased procedure time, shorter hospital stays, lower procedure costs and fewer complications than the procedures currently in use.

o Single micro-catheter that can both map and ablate. We initially developed micro-catheters for diagnosing arrhythmias. Our primary focus today is the development of therapeutic micro-catheters, which we call the REVELATION(R) family of micro-catheters, capable of both mapping and ablating. Because our micro-catheter systems can both map and ablate, we believe that they will decrease procedure times, improve treatment outcomes and enhance the overall safety of the procedure.

o Enhanced access to the vasculature of the heart. Our micro-catheters are approximately one-third to one-fourth the size of standard electrophysiology catheters, and incorporate what is called variable stiffness technology. Variable stiffness technology involves our use of a tapered core guide wire as the basic building block of each catheter. We then attach a highly flexible, atraumatic tip to the leading end of each catheter. As a result of this variable stiffness technology, our micro-catheters are more torqueable and flexible than standard electrophysiology catheters and thus allow more extensive and less traumatic access to the vasculature of the heart. This variable stiffness technology also allows for our REVELATION(R) series of mapping and ablation catheters to easily conform to the contours of the heart wall, thereby maintaining controlled, regular contact even in a fast-beating heart.

o Less tissue damage at safer power setting. Because our REVELATION(R) series ablation catheters are smaller, we create thinner lesion lines while maintaining the same depth of tissue penetration. This significant reduction in surface tissue damage may be important in lesion formation in and around the pulmonary veins where pulmonary vein stenosis, (or the narrowing of the lumen of the pulmonary veins which restricts the flow of re-oxygenated blood returning to the heart from the lungs) after conventional ablation therapy is an issue. The REVELATION(R) series of ablation catheters creates thinner lines. Our catheters also can create these lesions at lower power settings because of the effect of current density emitted from our smaller coiled electrodes. While conventional catheters require at least 30 watts to ablate, our products can ablate at power settings as low as 5 watts. We believe that lower power means being effective while preserving more cardiac tissue and therefore more cardiac function when compared to conventional ablation.

o Compatible with existing capital equipment. Our micro-catheter systems are designed to be compatible with leading electrophysiology signal display systems and radio frequency generators currently in use by electrophysiology departments. This eliminates the need for new investment in additional capital equipment. As a result of the compatibility between our micro-catheter systems and the equipment used by most electrophysiology labs, we believe our micro-catheters will be most effective for these labs.

o Reduced procedure and radiation exposure times. We believe that the dual functionality of our micro-catheter systems will reduce procedure times and enhance safety. Since the electro-physiologists must use x-rays to place and determine location of all catheters, faster procedures equate to decreased cumulative x-ray exposure to patients, physicians and lab personnel.

Curative Treatment for Atrial Fibrillation

Our REVELATION(R), REVELATION(R) Tx and REVELATION(R) T-Flex micro-catheter systems are designed to diagnose and treat AF in the right atria by creating long, thin, continuous, linear, transmural lesions. A new model of the REVELATION(R) T-Flex, with an atraumatic ball-tip, and available with 8 or 16 electrodes, received CE Mark approval in June 2005. Our REVELATION(R) Helix micro-catheter system is designed to diagnose and treat AF that originates from the pulmonary veins, located in the left atria. The REVELATION(R) Helix can both diagnose and treat focal, or localized, AF. The REVELATION(R) Helix makes circumferential or partially circumferential scar patterns within the pulmonary veins, on the ostia or outer base of the pulmonary veins, and on the outside wall where the pulmonary veins enter the atria in order to contain AF causing signals. A newer model, the REVELATION(R) Helix STX received CE Mark approval in the European Union from its European Notified Body Rheinisch Westphaelischer Technischer Ueberwachungsverein e.V., (RWTUV) in 2003 to treat AF originating in the pulmonary veins.

Our REVELATION(R) Tx Phase III clinical trial data was submitted to the Food and Drug Administration (FDA) on September 30, 2002 in the United States to treat AF. On January 20, 2004, we filed an amendment to that original Pre-Market Approval (PMA) application in response to suggestions and comments made by the Circulatory System Devices Panel following our May 29, 2003 meeting with the panel. On May 21, 2004, we received a "not approvable" letter from the FDA, which stated that our PMA for the REVELATION(R) Tx linear ablation micro-catheter system was not approvable based on the requirements of applicable regulations. The letter stated that, although we had provided information on an additional 32 patients in the clinical trial in our PMA amendment submitted January 2004, the concerns identified in the FDA's initial non-approvable letter of June 26, 2003 remain unresolved. Among other things, the FDA's letter stated that the FDA's position that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION(R) Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. We have engaged in continuing dialogue with the FDA since our receipt of the non-approvable letter on May 28, 2004. At a meeting with the FDA's Center for Devices and Radiological Health (CDRH) on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION(R) Tx for AF, and that the nature of the trial's primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured.

On June 10, 2005, we met with the FDA's CDRH to continue the process towards seeking approval for the REVELATION(R) Tx ablation catheter for treatment of AF. The focus of this latest meeting was to exchange views on each other's positions and to discuss the issues stated in the May 21, 2004, and the June 26, 2003, FDA non-approvable letters. No conclusions were reached at the end of the three-hour meeting, but both sides agreed to continue the dialog. The parties have not set a date for a follow-up meeting.

We maintain that the data submitted in January 2004 in an amended PMA for the REVELATION Tx provides sufficient support for safety and effectiveness to reduce symptomatic AF burden and improve the quality of life of patients suffering from self-terminating but very uncomfortable AF within the least burdensome guidelines of the FDA. The trial data indicated substantial and statistically significant improvements were realized almost uniformly for all measured arrhythmia symptoms as well as for quality-of-life measures. The study demonstrated that the addition of right atrial catheter ablation to a regimen of previously ineffective antiarrhythmic drugs (AADs) yields a significant reduction in the frequency, duration and severity of AF episodes and symptoms. Of the ninety-three subjects included in the trial, eighty-four subjects (90%) provided six-month AF episode frequency data. This data demonstrated a significant decrease in symptomatic frequency when compared to baseline. In addition, forty-nine subjects (58%) were considered a clinical success by protocol definition.

Our micro-catheter systems are designed to improve atrial function and reduce the risk of blood clotting, thereby reducing or possibly eliminating the need for chronic anticoagulant therapy. Our micro-catheter systems typically deliver less radio frequency energy and create thinner lesions than standard electrophysiology catheters, preserving a greater amount of atrial tissue following the procedure. Our micro-catheter systems also incorporate temperature-sensing bands between each electrode that are designed to be in direct contact with the atrial tissue. This direct contact between the temperature sensing bands and the atrial tissue is designed to give a more accurate temperature reading during ablation. Temperature sensing is extremely important when treating tissue in the left atria. The delivery of radio frequency energy creates scar tissue and has the potential to coagulate blood. Blood clots are extremely dangerous on the left side of the heart because these clots can flow through the arterial system to the brain and cause a stroke. Competitive systems use temperature sensors positioned under their electrodes that are not in direct contact with the tissue. Given concerns about creating clots or coagulum during an ablation procedure, we believe the direct contact design and more accurate temperature monitoring during an ablation is a competitive advantage. We believe this approach has the potential to offer the effectiveness of the open-heart surgical cure for AF, but with less trauma, fewer complications, reduced pain, shorter hospital stays and lower procedure costs.

Curative Approach for Ventricular Tachycardia

Our PATHFINDER(R), PATHFINDER(R) mini and TRACER(R) diagnostic micro-catheter systems for mapping VT are all designed for use inside the vasculature of the heart wall, facilitating access to arrhythmia-causing tissue through the venous system. We believe that at least half of the VT foci are located in the intramyocardium and the epicardium, areas that are ineffectively accessed using standard endocardial catheters or basket type catheters currently in development. The intravascular approach to VT ablation should permit our micro-catheters to be positioned in close proximity to the arrhythmia-causing tissue, facilitating the creation of smaller, more focused lesions. We believe that this approach has the potential to be more effective than standard endocardial ablation procedures, with reduced destruction of surrounding healthy tissue, thus maximizing and optimizing the normal function of the heart after the procedure. We also believe that the smaller catheter sizes of our ventricular systems may be particularly appealing to the pediatric market. We are aware of at least one other epicardial mapping catheter in addition to the PATHFINDER(R), PATHFINDER(R) mini, TRACER(R) and THERASTREAM(TM) which was formerly under development. In January 2001, we decided to focus our efforts on our AF program and postpone our work on the therapeutic VT program. These products are currently used to help localize placement of bi-ventricular pacing leads via CS access.

Our Business Strategy

Our objective is to be a leading developer of innovative products that provide safer and more effective diagnosis and treatment of AF. Our primary goal is to commercialize all of our REVELATION(R) series of ablation products for the treatment of AF in the electrophysiology market.

Our Surgical Ablation System (SAS), a micro-catheter-based surgical probe coupled to the INTELLITEMP(R), a RF energy management device, received 510(k) clearance for use in the United States in January 2003. Due to our focus on the EP market, we do not currently plan to market our SAS ourselves, and are currently seeking to sell or otherwise consummate a strategic transaction involving this system. We have retained a financial advisory firm to assist us in this effort.

With respect to the electrophysiology market, we are focusing our development efforts on obtaining regulatory approval in the United States for REVELATION(R) Tx micro-catheter to treat AF. If we are able to obtain the additional funding that we need to continue our operations, and if REVELATION(R) Tx is approved in the United States, we intend to focus our efforts on commencement of a clinical trial in the United States for the REVELATION(R) T-Flex and the INTELLITEMP(R) for mapping and treating AF originating in the pulmonary veins of the heart. Our strategy incorporates the following key elements:

o Seek funding necessary to continue operations. Due to our very limited cash resources, we plan to continue to seek additional funding, including through the potential sale or other strategic transaction involving our SAS, in order to attempt to continue operations.

o Develop micro-catheter technology to address unmet clinical needs for both mapping and ablation. We are developing micro-catheter systems to address clinical needs that are not adequately addressed by current technology. We are focusing on endocardial access for AF. We are designing systems, which incorporate variable stiffness guidewire technology originally developed at Target Therapeutics, including guiding catheters and fixed-systems, in order to optimize the physician's ability to access the areas of interest in the heart easily and safely. Additionally, we believe our REVELATION(R) family of ablation micro-catheters will be used to create long, continuous linear lesions designed to replicate the "maze" surgical procedure. The maze procedure, while expensive and highly invasive, has a high rate of success.

o Provide micro-catheter systems that lower the cost of treating electrophysiological disorders. Our micro-catheter systems are designed to reduce the average time required for AF and the diagnostic and therapeutic procedures for VT. As a result, less time should be spent in high cost electrophysiology laboratories, reducing the overall cost of AF or VT treatments. The shorter procedure time that we believe will result from the use of our micro-catheter systems should enable physicians to perform a greater number of AF or VT procedures and reduce the overall cost per procedure. In addition, we intend to use data derived from our clinical studies to establish enhanced reimbursement for AF and VT procedures using our micro-catheter systems. We believe that our micro-catheter systems will appeal to patients and third-party payors seeking a cost-effective solution to the diagnosis and treatment of AF and VT.

o Accelerate acceptance and adoption of our micro-catheter systems by leading electro-physiologists. We have formed relationships with leading medical centers in the United States, Europe and Japan to perform clinical trials of our micro-catheter systems for the diagnosis and treatment of AF. We believe that successful acceptance and adoption of these systems by widely recognized experts in the field of electrophysiology is an important step in the overall market acceptance of our micro-catheter systems. We intend to continue to work with leading physicians and medical centers to demonstrate the safety and effectiveness of our micro-catheter systems in treating AF.

We hope this will allow us to establish broad market acceptance of our products. In addition, we intend to accelerate physician education regarding our micro-catheter systems through additional training with our clinical investigators and peer-reviewed publications concerning the clinical trials of our micro-catheter systems. However, because of the limitation of health care reimbursement in Europe and Asia, our profit margins remain small because of our overall manufacturing level.

o Increase sales by further penetrating international markets. We intend to selectively increase international sales, especially in Europe, by leveraging our current network of international distributors to further penetrate international markets. We are cautiously optimistic that our INTELLITEMP(R) energy management device, which was granted CE Mark in January 2004, will stimulate interest in our micro-catheter systems by offering the opportunity to substantially reduce procedure times for the treatment of AF. We received and maintain ISO 9001 (EN 46001) Quality Systems certification for our manufacturing facilities from the European Union regulators, as well as CE Mark approval to market a number of our micro-catheter products. We received regulatory approval in the United States, Europe, Japan, Australia and Canada for our PATHFINDER(R) micro-catheter system for mapping VT and have received regulatory approval in the United States, Europe, Japan and Australia for our REVELATION(R) micro-catheter system for mapping AF. We received CE Mark approval to market the REVELATION(R), REVELATION(R) Tx, REVELATION(R) T-Flex and REVELATION(R) Helix ablation micro-catheter systems to treat AF in the European Union in August 1998, December 1998, June 2000 and December 2001, respectively. A newer model, the REVELATION(R) Helix STX received CE Mark approval in the European Union from its European Notified Body Rheinisch Westphaelischer Technischer
Ueberwachungsverein e.V., (RWTUV) in 2003 to treat AF originating in the pulmonary veins. A new model of the REVELATION(R) T-Flex, with an atraumatic ball-tip, and available with 8 or 16 electrodes, received CE Mark approval in June 2005. .

Products

We are currently focused on developing micro-catheter systems for the diagnosis and treatment of AF. These systems are designed to access both the right and left atria. Our micro-catheter systems are designed to be used both endocardially and epicardially on the atria, to diagnose and ablate AF through the creation of long, thin, continuous, linear, curvilinear and/or circumferential lesions. The series of electrodes at the distal end of each micro-catheter, depending on the particular product, may both receive electrical signals for mapping, and, emit radio frequency energy for ablation. In addition, these micro-catheter systems are smaller in diameter and are designed to be more flexible than other existing electrophysiology catheters, providing thinner, continuous linear lesions, and therefore cause less destruction of tissue. Our micro-catheters are single use, disposable products. We are designing our products to be used with existing electrophysiology recording systems and radio frequency ablation generators. Our ancillary products, including guiding catheters, electrical switch boxes and connecting cables, support these micro-catheter systems.

The following table describes our products and their intended indications and regulatory status:

                                                                                  U.S. Regulatory           International
   Therapeutic Products            Description                 Indication              Status(1)           Regulatory Status(1)
   ====================    =============================      ============     ======================   ========================
   REVELATION(R)           Eight-electrode micro-catheter     Mapping           510(k) (2) clearance    Approved in the European
                           designed to map in both right                        obtained.               Economic Area (CE Mark)
                           and left atria.                                                              (3) and Canada.

                                                              Ablation          N/A                      Approved in the European
                           Can also be used for linear                                                   Economic Area (CE Mark)
                           ablation in approved markets.                                                 for ablation.

                                       10

   REVELATION(R) Tx        Guidewire based eight-electrode    Mapping and       Phase III IDE(4)         Approved in the European
                           micro-catheter system with         Ablation          clinical trial           Economic Area (CE Mark)
                           tissue temperature sensors                           conducted from August    and Canada.
                           designed to map and create                           2000 to present; PMA(5)
                           long, thin, continuous, linear,                      Application filed
                           transmural lesions in the                            September 2002;
                           atrium.                                              Non-approval status
                                                                                determined May 29, 2003,
                                                                                application resubmitted
                                                                                January 20, 2004.
                                                                                Non-approval letter
                                                                                received from FDA
                                                                                May 28, 2004.

   REVELATION(R) T-Flex    Deflectable and steerable          Mapping and       Supplemental PMA         Approved in the European
                           eight-electrode micro-catheter     Ablation          submission to FDA        Economic Area (CE Mark)
                           system with temperature sensors                      planned if REVELATION(R) and Canada.
                           designed to map and create                           TX is approved.
                           long, thin, continuous, linear,
                           transmural lesions in the right
                           atrium.

   REVELATION(R) Helix     Helical shaped guide-wire          Mapping and       On hold pending          Approved in the European
                           eight-electrode micro-catheter     Ablation          Revelation(R) TX         Economic Area (CE Mark)
                           system with temperature sensors                      approval.                and Canada. European
                           designed to map and create                                                    clinical trial complete.
                           circumferential, focal linear
                           lesions in the pulmonary vein
                           ostia of the left atrium.

   REVELATION(R) Helix     Helica shaped guide-wire 16        Pacing            On hold pending          Approved in European
   STX                     -electrode micro-catheter          Mapping and       Revelation(R) TX         Economic Area (CE Mark)
                           system with temperature sensors    Ablation          approval.
                           and designed to map and create
                           circumferential, focal linear
                           lesions in larger pulmonary
                           vein ostia of the left atrium.

   NavAblator(TM)          Deflectable and steerable          Mapping and       Incorporated into        No submission currently
                           ablation micro-catheter system     Ablation          U.S.-PMA(5)              planned.
                           with a temperature sensor                            application for
                           designed to map and create                           REVELATION(R)  Tx as part
                           transmural spot lesions in the                       of the mapping and
                           right atrium                                         ablation system.

   INTELLITEMP(R)          Multi-channel RF controller        Accessory to      Cleared under 510(k)     Approval in European
   Multi-channel RF        that allows controlled,            catheter          for use in surgical      Economic Area (CE Mark);
   Controller              simultaneous delivery of RF        ablation system   ablation of cardiac      approval covers both
                           energy across multiple                               tissue.                  endocardial and surgical
                           electrodes with individual                           To be added through PMA  use.
                           temperature feedback.                                supplement as device
                                                                                accessory to
                                                                                REVELATION(R) TX
                                                                                micro-catheter system.

   CARDIMA(R) Ablation     Eight-electrode, eight adjacent    Ablation of       510(k) clearance         Approved in the European
   System                  thermocouple surgical probe        cardiac tissue    obtained.                Economic Area (CE Mark)
                           plus an RF energy management                                                  and Canada.
                           device which channels RF energy
                           simultaneously through any
                           combination of electrodes

   Diagnostic Products
   ===================
   PATHFINDER(R)           Guide-wire based                   Mapping           510(k) clearance         Approved in the European
                           multi-electrode micro-catheter                       obtained.                Economic Area (CE Mark)
                           system designed for accessing                                                 Canada and Japan
                           coronary sinus vasculature to
                           locate arrhythmia-causing
                           tissue.

   PATHFINDER(R) mini      Smallest Cardima PATHFINDER(R)     Mapping           510(k) clearance         Approved in the European
                           micro-catheter (1.5 French)                          obtained.                Economic Area (CE Mark),
                           designed to provide access to                                                 Japan and Canada.
                           more distal and smaller
                           coronary veins

                                       11

   TRACER(R)               Over-the-wire multi-electrode      Mapping           510(k) clearance         Approved in the European
                           micro-catheter system designed                       obtained.                Economic Area (CE Mark),
                           to be used in the veins of the                                                Canada and Japan.
                           heart wall over a guidewire.

   THERASTREAM(TM)         Over-the-wire multi-electrode      Ablation          U.S. IDE(4)  approved    No trial currently
                           micro-catheter system designed                       for feasibility trial.   planned in the European
                           for mapping and ablation from                        Clinical trial on hold.  Economic Area.
                           within the veins of the heart
                           wall.

   Support Products
   ===================
   VENAPORT(R)             Guiding catheters to access        Venous access     510(k) clearance         Approved in the European
                           coronary sinus with a family of                      obtained.                Economic Area (CE Mark),
                           curve shapes and lengths.                                                     Canada, Japan and
                           Designed to deliver Cardima                                                   Australia.
                           micro-catheters.

   VUEPORT(R)              Balloon-tipped coronary sinus      Venous access,    510(k) clearance         Approved in the European
                           guiding catheter designed to       delivery of       obtained.                Economic Area (CE
                           facilitate delivery of             Electro-                                   Mark),  Canada and
                           electro-physiology catheters,      Physiology, or                             Australia.
                           for injection of contrast          "EP Catheters,"
                           material to facilitate and         venography
                           provide occlusive venography.

   NAVIPORT(R)             Deflectable guiding catheter       EP catheter       510(k) clearance         Approved in the European
                           designed to facilitate delivery    delivery and      obtained.                Economic Area (CE Mark),
                           of EP catheters.                   support                                    Canada and Australia.

   Accessories
   ===================
   EP SELECT(R)            Switch box designed to             Connectivity      510(k) clearance         Approved in European
                           interface with existing            for pacing and    obtained.                Economic Area (CE Mark),
                           electrophysiology lab equipment    electrophysiology                          Canada, Japan and
                           and multi-electrode catheters.     recording.                                 Australia.

   TX SELECT(TM)           Switch box designed to             Connectivity      Incorporated into        Approved in European
                           interface with existing            for pacing,       U.S.-PMA(5)              Economic Area (CE Mark)
                           electrophysiology lab equipment    electrophy        application for          and Canada.
                           and multi-electrode catheters.     siology           REVELATION(R) Tx as part
                                                              recording         of the mapping and
                                                              and radio         ablation system.
                                                              frequency
                                                              ablation.

(1) The regulatory status of our micro-catheter systems reflects our current status of regulatory submission or approvals in the United States, Europe and Japan. See "--Government Regulation." The actual submission times could differ materially from those anticipated in these estimates as a result of certain factors, including failure to complete development of micro-catheter systems or to demonstrate safety or effectiveness in clinical studies, as well as the other factors set forth under our "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Results" and elsewhere in this Registration Statement.

(2) 510(k) clearance is granted when a product has been found by the Food and Drug Administration to be substantially equivalent to other similar and legally marketed devices and receives clearance for commercial distribution. A 510(k) product usually requires less time to receive FDA approval to market than a Class III PMA device.

(3) CE Mark means that a medical device is in substantial compliance with provisions set forth under the jurisdiction of the Medical Device Directive 93/42/EC and national derivatives in any European Member State. The affixed CE Mark allows commercial distribution throughout the European Economic Area.

(4) An Investigational Device Exemption (IDE) is issued by the U.S. FDA to study the safety and effectiveness of an unapproved investigational device in humans. Approval to begin an IDE study is issued if the U.S. Food and Drug Administration concludes that the device potentially offers benefits for public health that outweigh the identified risk(s).

(5) PMA is the most stringent type of device marketing application required by FDA. A PMA application is submitted to FDA to request clearance to market, or to continue marketing, a Class III medical device. Unlike pre-market notification, PMA approval is based on a determination by FDA that the PMA application contains sufficient valid scientific evidence that provides reasonable assurance that the device is safe and effective for its intended use(s).

Products Designed for Mapping and Ablating

Our REVELATION(R) family of micro-catheters can access the atria of the heart in a minimally invasive procedure. They are designed to effectively map and ablate the cardiac tissue creating (i) long, thin, continuous, linear lesions in the right or left atria and (ii) focal or circumferential lesions in and around the pulmonary veins located in the left atria.

REVELATION(R) for Mapping

The REVELATION(R) micro-catheter system is designed to facilitate mapping of the atria. The REVELATION(R) is a thin, flexible, eight-electrode micro-catheter. The REVELATION(R) micro-catheter system is a 3 French diameter micro-catheter that incorporates variable stiffness technology to permit access to any area of the atria and has eight coil electrodes for added flexibility to enhance contact and conformance to atrial tissue. This micro-catheter system is being marketed for mapping AF in the United States, Europe and Japan. The REVELATION(R) is also approved for treatment of AF in the European Union.

Mapping prior to ablation may be useful to identify different etiologies of the arrhythmia, each of which could require slightly different ablation procedures. For example, some electro-physiologists believe most AF patients will need to be mapped and ablated in both the left and right atria, while others believe each side individually and separately needs intervention. During the `Maze' procedure, the surgeon does not map the atria, rather a set of predetermined cuts are made in anatomical areas of the atria. We believe that our products will have clinical utility in determining both where to ablate, and, in ablating in either the right or the left atria.

REVELATION(R) Tx for Ablation

The REVELATION(R) Tx is a 3.7 French thin, flexible, eight-electrode micro-catheter that incorporates variable stiffness technology to permit access to any area of the heart and has coil electrodes for added flexibility to enhance contact to surrounding heart tissue. The REVELATION(R) Tx also has temperature-sensing thermocouples placed between each coiled electrode to monitor tissue temperature during ablation. The eight electrodes are closely grouped and can be used to create a long, continuous lesion that extends through the thickness of the atrial wall. We believe that the electro-physiologist will be able to use the REVELATION(R) Tx micro-catheter system to create long, thin, continuous, linear, lesions in the right atria thereby restoring normal electrical function in the atria by isolating the arrhythmia-causing tissue in a manner similar to the open-heart surgical maze procedure, without the associated risk and at a reduced expense. Unlike other catheter-based ablation techniques, such as the "drag and burn" approach, our approach does not require resetting the catheter position during the linear ablation procedure. As a result, the REVELATION(R) Tx may have the ability to isolate more effectively and rapidly the arrhythmia-causing tissue.

The REVELATION(R) Tx micro-catheter is designed with narrow coiled electrodes that are able to deliver ablation energy to the atrial tissue at much lower power settings than documented with standard electrophysiology catheters. These lower power settings may improve the safety of the procedure. The REVELATION(R) Tx micro-catheter system was designed to be used with virtually all cardiac electrophysiology radio frequency generators and electrophysiology mapping systems.

The REVELATION(R) Tx micro-catheter has been tested in clinical trials in the European Union and the U.S. The Phase III portion of the United States clinical study, updated as of December 2003, treated and followed 98 patients, a sufficient number to provide the necessary volume of safety and effectiveness data required for acceptance by the FDA of our PMA application. On September 30, 2002, we submitted our PMA application to the FDA and on November 5, 2002, our PMA application was accepted and we were granted expedited review status. On March 6, 2003, the FDA notified us that we would meet with the Circulatory Systems Device panel on May 29, 2003. After the May 29 meeting, the application was deemed not approvable by the FDA. Recruitment in the clinical trial continued, and on January 20, 2004 a PMA application amendment was filed with the FDA. This amendment summarized the experience a total of 93 Phase III patients who underwent ablation and 88 who reached six months of follow-up. On May 28, 2004, we received a "not approvable" letter dated May 21, 2004 from the FDA stating that our PMA for the REVELATION(R) Tx linear ablation micro-catheter system was not approvable based on the requirements of applicable regulations. The letter stated that, although we had provided information on an additional 32 patients in the clinical trial in our PMA amendment submitted January 2004, the concerns identified in the FDA's initial non-approvable letter of June 26, 2003 remain unresolved. Among other things, the FDA's letter stated the FDA position that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION(R) Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design.

We have engaged in continuing dialogue with the FDA since our receipt of the non-approvable letter on May 28, 2004. At a meeting with the FDA's CDRH on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION(R) Tx for AF, and that the nature of the trial's primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured. On June 10, 2005, we met with the FDA's CDRH to continue the process towards seeking approval for the REVELATION(R) Tx ablation catheter for treatment of AF. The focus of this latest meeting was to exchange views on each other's positions and to discuss the issues stated in the May 21, 2004, and the June 26, 2003, FDA non-approvable letters. No conclusions were reached at the end of the three-hour meeting, but both sides agreed to continue the dialog. The parties have not set a date for a follow-up meeting.

We maintain that the data submitted in January 2004 in an amended PMA for the REVELATION Tx provides sufficient support for safety and effectiveness to reduce symptomatic AF burden and improve the quality of life of patients suffering from self-terminating but very uncomfortable AF within the least burdensome guidelines of the FDA. The trial data indicated substantial and statistically significant improvements were realized almost uniformly for all measured arrhythmia symptoms as well as for quality-of-life measures. The study demonstrated that the addition of right atrial catheter ablation to a regimen of previously ineffective AADs yields a significant reduction in the frequency, duration and severity of AF episodes and symptoms. Of the ninety-three subjects included in the trial, eighty-four subjects (90%) provided six-month AF episode frequency data. This data demonstrated a significant decrease in symptomatic frequency when compared to baseline. In addition, forty-nine subjects (58%) were considered a clinical success by protocol definition.

Approval from the FDA of our PMA application will be required before the Cardima REVELATION(R) Tx can be marketed in the United States to treat AF. See "Government Regulation". The REVELATION(R) Tx does have CE Mark approval in the European Economic Area and conditional approval for sale in Canada.

REVELATION(R) T-Flex for Ablation

The REVELATION(R) T-Flex has the same operational characteristics as the REVELATION(R) Tx, but is slightly larger in diameter (5.0 French) and is deflectable/steer-able. The addition of the ability to deflect makes the REVELATION(R) T-Flex more maneuverable, to enable formation of curvilinear lesions and potentially easier to position in the atrial anatomy. This product has CE Mark approval in the European Economic Area and in Canada.

We plan to submit a supplemental PMA application to the FDA for the REVELATION(R) T-Flex if the PMA application for REVELATION(R) Tx receives FDA approval. We also plan to approach the FDA about a left atrial study using both the INTELLITEMP(R) and the REVELATION(R) T-Flex for the creation of continuous linear lesions.

REVELATION(R) Helix for ablation

The REVELATION(R) Helix is a thin, flexible, eight-electrode micro-catheter with a helical-shaped distal tip. The REVELATION(R) Helix micro-catheter system is a
4.0 to 5.0 French diameter micro-catheter that incorporates variable stiffness, "memory metal" guidewire technology and permits access to the pulmonary vein areas of the atria where the anatomy requires circumferential contact with the endocardium. The REVELATION(R) Helix also has temperature-sensing thermocouples placed between each coiled electrode to monitor tissue temperature during ablation. The eight or sixteen electrodes (depending on catheter type) are closely grouped and can be used to create a continuous lesion in cardiac tissue, such as the atrial wall.

Like the REVELATION(R) Tx, the REVELATION(R) Helix micro-catheter is designed with narrow-coiled electrodes that are able to deliver ablation energy to atrial tissue at much lower power settings than documented with standard electrophysiology catheters. These lower power settings are crucial in left atrial therapy due to potential for creation of coagulum and pulmonary vein stenosis. Lower power settings may equate to less potential for creation of this coagulum and may also equate to less clotting or stroke potential. We have designed our REVELATION(R) Helix micro-catheter system to be used with leading cardiac electrophysiology radio frequency generators and electrophysiology mapping computer systems.

We believe that electro-physiologists will be able to use the REVELATION(R) Helix micro-catheter system to create thin, linear or curvilinear, lesions in the atria both continuous and focally, thereby restoring normal electrical function in the atria by isolating the arrhythmia-causing tissue in a manner similar to the open-heart surgical maze procedure, without the associated risk and at a reduced expense. Unlike other catheter-based ablation techniques, such as the "drag and burn" or "dot-to-dot" approach, our approach does not require resetting the catheter position during the linear ablation procedure. As a result, the REVELATION(R) Helix has the ability to more effectively and rapidly isolate the arrhythmia-causing tissue.

On December 10, 2001, we received approval to market the REVELATION(R) Helix in Europe under the CE Mark. A multi-center, 43-patient clinical investigation of the REVELATION(R) Helix began with the first patient treated on August 9, 2001. As of June 6, 2002, all 43 patients had been treated and by December 31, 2002, all 43 patients had achieved their six-month assessment. The clinical data from this investigation may be used to support a U.S. application for an IDE and to provide clinical data to support sales and marketing of the device in Europe. No complications, specifically pulmonary vein stenosis, associated with the device, has been reported by the initial 43 patients.

Products Designed for Mapping and Ablating Ventricular Tachycardia

Our intravascular approach allows our micro-catheters to be positioned in the veins on the outer surface of the heart (epicardially) in close proximity to the VT-causing tissue and provides stable positioning within the coronary vascular system. We believe this approach will result in greater accuracy of diagnosis and more effective treatment. Our intravascular electrophysiology micro-catheters, exclusive of the guiding catheters, are coated with a hydrophilic coating. This coating has been used on Target Therapeutics' products designed to access the vessels of the brain. We believe the coating significantly improves product functionality. We have an exclusive license to use the hydrophilic coating technology in products designed to map and ablate cardiac arrhythmias while positioned within coronary vasculature.

PATHFINDER(R), PATHFINDER(R) mini and TRACER(R) for Tachycardia Mapping

These  micro-catheter  systems  used  for  diagnosing  VT  are  designed  to  be positioned within the coronary vasculature using a guiding catheter or guidewire, similar to those used in angioplasty procedures, and which have a series of electrodes at their distal ends in order to perform as electrophysiology catheters. Our PATHFINDER(R) and TRACER(R) micro-catheter systems can be used to sub-select vessels and even access the small veins located at the apex, or lower tip of the heart. Our PATHFINDER(R) micro-catheter systems are configured with four, eight, sixteen or twenty electrodes and our TRACER(R) micro-catheter systems are configured with four, eight and sixteen electrodes, which enable the physician to perform an evaluation over a greater area. The PATHFINDER(R) mini, our smallest micro-catheter, is 1.5 French in diameter and provides more distal access to the smaller vasculature of the heart. The PATHFINDER(R) mini micro-catheter is approximately one fifth the size of existing catheters used for mapping. The PATHFINDER(R) can safely map VT via the coronary veins. Up to four PATHFINDER(R)s have been placed in various vessels of the coronary system simultaneously, thereby aiding in the diagnosis of VT and placement of pacing leads.

We received 510(k) clearance in the United States and CE Mark approval in the European Union for our PATHFINDER(R) micro-catheter for mapping VT. We sell our PATHFINDER(R) for VT mapping in the United States whereas in Europe it is sold through one direct sales representative and a network of distributors. Our products are sold in Japan through our independent distributor.

We have postponed further development on the THERASTREAM(TM) VT program until such time that we have the appropriate funding. We expect to continue development of the VT program if we raise sufficient funds to continue operations and obtain FDA approval for, and successfully commercialize, our REVELATION(R) Tx micro-catheter.

Research and New Product Development

We  believe  that,   assuming  we  obtain  the  funding  necessary  to  continue operations, our future success will depend in large part on our ability to develop and introduce clinically advanced diagnostic and therapeutic systems that are effective, easy to use, safe and reliable. Our New Product Development department focuses on the continued development and refinement of our existing diagnostic devices, systems and procedures, as well as on the development of new devices, systems and procedures for treating cardiac arrhythmias. While the primary responsibility of the department is to develop new products and transfer them to manufacturing, the department also performs applied research to improve device performance during the earlier stages of product development. The SAS received 510(k) clearance from the FDA in 2003. We have initiated a research and development program in the minimally invasive surgery area, with the SAS as our predicate device and the goal of developing a viable product that will be manufactured and commercialized in 2006. In 2005, we conducted preclinical programs in support of planned U.S. clinical trials employing the REVELATION(R) T-Flex deflectable linear ablation catheter with the INTELLITEMP(R) EP energy management device. This ablation system permits simultaneous ablation through multiple electrodes, thereby selectively creating linear and curvilinear lesions in the atrial chambers of the heart. In addition, we are developing ancillary devices that support our therapeutic devices by improving access and visualization of our devices within the atrial chambers, using not only fluoroscopic but also ultrasonic imaging modalities. We do not currently plan to market our SAS ourselves, and are currently seeking a strategic transaction for this system.

Research and development expenses for the years ended December 31, 2005, 2004 and 2003, were $2.1 million, $3.9 million and $5.0 million, respectively.

Marketing and Distribution

We have one direct sales representative responsible for U.S. sales of our products, which have received 510(k) clearance, and we are focusing our efforts on expanding our domestic customer base. We believe that there are between 500 and 600 hospitals in the United States that perform electrophysiology procedures on a routine basis. Further, we believe there are over 700 board certified electro-physiologists practicing domestically.

Our European sales presence includes one sales consultant and distribution through third party distributors in key target markets. These on-going European distributor relationships provide coverage in France, the Mediterranean area, the United Kingdom, and in Central and Eastern Europe. We believe there are about 400 hospitals that perform electrophysiology procedures and approximately 600 board certified electro-physiologists located outside of the U.S. We have, for the time being, suspended distribution in China but have otherwise maintained our Asian sales channels. We will be required to expend additional resources to operate this remote sales force effectively.

As of  December  31,  2005,  we had a  limited  number of  customers  worldwide.
Paramedic Co., Ltd., our distributor in Japan, accounted for 48.4%, 36.2%, and 37.5% of our total net product sales in 2005, 2004 and 2003, respectively.

Manufacturing

We fabricate certain proprietary components of our products and assemble, inspect, test and package most components into finished products. Designing and manufacturing our products from raw materials allows us to maintain greater control of quality and manufacturing process changes and the ability to limit outside access to our proprietary technology.

We believe our custom-designed, proprietary processing equipment is an important component of our manufacturing strategy. In some cases, we developed proprietary enhancements for existing production machinery to facilitate the manufacture of our products to exacting standards. We also developed core manufacturing technologies and processes, including proprietary extrusion techniques and equipment, polymer-processing capabilities, including composite lamination, welding of dissimilar materials, balloon forming and proprietary, precision guidewire-grinding techniques enabling fabrication of a large variety of guidewire core profiles. Furthermore, our technological expertise includes braiding, precision coil winding, hydrophilic coating application, material cleaning and surface preparation.

Catheter manufacturing involves complex operations with a number of separate processes and similar components. Catheters are assembled and tested by us prior to sterilization. If we receive approval from the FDA to market our products, we may need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. We have limited experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales, and there can be no assurance that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs.

Components and raw materials are purchased from various qualified suppliers and subjected to stringent quality specifications. We conduct supplier quality audits and have established a supplier qualification program. Several of the components and equipment, such as laminate tubing, connector components and hydrophilic coating, are provided by sole source suppliers. Our intravascular electrophysiology micro-catheters, exclusive of the guiding catheters, are coated with a hydrophilic coating. This coating has been used on Target
Therapeutics' products designed to access the vessels of the brain. Target Therapeutics is a subsidiary of Boston Scientific Corporation, a company that develops, markets and sells cardiac electrophysiology products that compete directly with the micro-catheter products we are developing. We believe the coating significantly improves product functionality. There are relatively few alternative sources of supply, and establishing additional or replacement suppliers for such components, particularly laminate tubing, could not be accomplished quickly. The inability to identify and contract with alternate suppliers could have a material adverse effect on our ability to manufacture products and, therefore, on our business, financial condition and ability to test or market our products on a timely basis. We plan to qualify additional suppliers if, and as, future production volumes increase. Because of the long lead time for some components, which are currently available from a single source, a supplier's inability to supply such components in a timely manner could have a material adverse effect on our ability to manufacture products and therefore on our business, financial condition and ability to test or market our products on a timely basis.

Our manufacturing facilities are subject to periodic inspection from regulatory authorities, and its operations must undergo FDA Quality System Requirements
(QSR) and ISO 13485 compliance inspections conducted by the FDA and the RWTUV before we can market our products. We have obtained ISO 13485:2003 Quality Systems certification from RWTUV and have obtained the right to affix the CE Mark to certain electrophysiology mapping and ablation catheters and accessories as well as electrosurgical units. We are subject to periodic inspections by the FDA and California Department of Heath Services. Our facilities and manufacturing processes have undergone successful annual surveillance and audit re-certification by RWTUV since 1995 with the most recent RWTUV audit in January 2006. In November 2000, the FDA conducted a Quality System Inspection Technique, (or QSIT) Audit, of our Quality System, which we successfully passed. Cardima also successfully passed a pre PMA inspection by the FDA in January 2003.
However, there can be no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards. See "Government Regulation."

Patents and Proprietary Rights

Our success will depend in part on our ability to obtain patent and copyright protection for our products and processes, to preserve our trade secrets and to operate without infringing or violating the proprietary rights of third parties. Our strategy is to actively pursue patent protection in the United States and key foreign jurisdictions for technology we believe to be proprietary and which offers a potential competitive advantage for our products. We have filed and intend to continue to file patent applications, both in the United States and selected international markets, to seek protection for proprietary aspects of our technology. We own 23 issued United States patents, of which 2 were issued in 2005. In addition, we have 3 pending United States patent applications. In 2000, we sold some patents to Medtronic, Inc. and received $8,000,000 in cash and a perpetual worldwide co-license at no cost from Medtronic to use those patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any party not affiliated with Medtronic, Inc. We have also licensed a proprietary surface-coating material from another vendor used on certain of our micro-catheters.

As of December 31, 2005, we have also filed 45 patent applications in major international markets, of which 10 have been issued. No assurance can be given that these patent applications will provide competitive advantages for our products or that any patent application filed by us will issue as a patent. In addition, there can be no assurance that any of our patents or patent applications will not be challenged, invalidated, or circumvented in the future. There can also be no assurance that competitors, many of whom have greater resources than us and have substantial investments in competing technologies, will not apply for and obtain patents which will prevent, limit or interfere with our ability to make, use, or sell our products either in the United States or internationally.

We also obtained rights to certain technology by entering into license arrangements. Pursuant to a license agreement with Target Therapeutics, we obtained an exclusive, royalty-free, worldwide license under certain patents issued in the United States and corresponding international patents to use
Target Therapeutics' technology and to make, use and sell or otherwise distribute products for the diagnosis and treatment of electrophysiological diseases in the body, other than in the central nervous system, including the brain. The exclusive license applies to any of Target Therapeutics' technology developed through May 1996 and will terminate on April 23, 2013, the expiration date of the last-to-issue of the licensed patents covering Target Therapeutics' technology developed prior to May 31, 1996, unless terminated earlier upon a breach, specified insolvency and bankruptcy related events or our failure to continue to be engaged in specified fields of business for 12 months. In addition to this exclusive license to use Target Therapeutics' technology to develop products for electrophysiological diseases, we obtained a non-exclusive license to use Target Therapeutics' technology, provided we make a substantial improvement on such technology, for the diagnosis or treatment of diseases of the heart other than by balloon angioplasty. As defined in the agreement, a substantial improvement is any modification, improvement or enhancement of Target Therapeutics' technology that results in a material change in the function, purpose or application of a particular product incorporating Target Therapeutics' technology.

Under the Target Therapeutics' agreement, we granted back to Target Therapeutics an exclusive, royalty-free, worldwide license to use technology developed by us through May 1996 in the fields of neurology, interventional neuropathology, interventional radiology, reproductive disorders and vascular prostheses. In addition, we agreed not to conduct material research and development, acquire corporate entities or make or sell products in these areas or to sell products, other than products utilizing Target Therapeutics' technology, for use in diagnosis or treatment of diseases related to the production of electrical current in tissue located in areas of the body other than the heart, without first notifying Target Therapeutics and negotiating a distribution agreement. We also agreed that we would not sell products utilizing Target Therapeutics' technology for use in diagnosis or treatment of diseases related to the production of electrical current in tissue located in areas of the body other than the heart without, if we intend to sell to a distributor, first notifying Target Therapeutics and offering it the right of first refusal with respect to the terms of the distribution, or if selling directly to the consumer, paying to Target Therapeutics an amount equal to 40% of the gross profit for such product.

We obtained rights to a biocompatible hydrophilic-coating material and process through a royalty-bearing license to use the hydrophilic coating technology in products designed to map and ablate cardiac arrhythmias while positioned within the coronary arteries and coronary veins. The license will terminate upon the later of 15 years from first commercial sale of catheters treated with the coating material or the expiration of the last-to-issue licensed patent, unless terminated earlier for material breach or due to our being in insolvency, dissolution, bankruptcy or receivership proceedings affecting the operation of our business.

In addition to patents and licenses, we also rely upon trade secrets, technical know-how and continuing technical innovation to develop and maintain our competitive position. We typically require our employees, consultants, and advisors to execute confidentiality and assignment of invention agreements in connection with their employment, consulting or advisory relationships with us. There can be no assurance, however, that the agreements will not be breached or that we will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary knowledge, or that we can meaningfully protect our rights in unpatented proprietary technology.

U.S. patent applications filed prior to November 29, 2000 are maintained in secrecy until patents are issued, however, U.S. patent applications filed after this date, unless foreign filing is specially disclaimed, are published 18 months from filing or from the priority date. Publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries and related patent applications, and the large number of patents and applications and the fluid state of our development activities make comprehensive patent searches and analysis impractical or not cost-effective. Patents issued and patent applications filed relating to medical devices are voluminous and there can be no assurance that current and potential competitors and other third parties have not filed or will not file applications for, or have not received or will receive, patents and will obtain additional proprietary rights relating to products, materials or processes used or proposed to be used by us.

The medical device industry has experienced extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We have from time to time received inquiries and allegations from parties concerning their intellectual property rights, and we expect to receive intellectual property inquiries and claims in the future. Any such claims, with or without merit, could be time-consuming and expensive to respond to and could divert our technical and management personnel. If any third party patent claims are upheld as valid and enforceable in any litigation or administrative proceeding, we could be prevented from practicing the subject matter claimed in such patents, or could be required to obtain licenses from the patent owners of each patent, or redesign our products or processes to avoid infringement. There can be no assurance such licenses will be available or, if available, will be available on terms acceptable to us or that we will be successful in any attempt to redesign our products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition, and results of operations. We intend to vigorously protect and defend our intellectual property. Costly and time-consuming litigation brought by us may be necessary to enforce patents issued to us to protect trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others.

The validity and breadth of claims in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. There can be no assurance that any issued patent or patents based on pending patent applications or any future patent application will exclude competitors or provide competitive advantages to us that any of our patent or patents in which we have licensed rights will be held valid if subsequently challenged or that others will not claim rights in or ownership of our patents and other proprietary rights held or licensed by us. There can be no assurance that others have not developed or will not develop similar products, duplicate any of our products or design around any patents issued to or licensed by us or that may be issued in the future to us. Since patent applications in the United States are maintained in secrecy for a period of time as stated above, we also cannot be certain that others did not first file applications for inventions covered by our pending patent applications, nor can we be certain that we will not infringe any patents that may issue to others on such applications. We periodically review the scope of patents of which we are aware. Although we do not believe that we are infringing on patents known to us, the question of patent infringement involves complex legal and factual issues and there can be no assurance that any conclusion reached by us regarding infringement will be consistent with the resolution of any such issues by a court.

In addition, the United States patent laws exempt medical practitioners and related health care entities from infringement liability for medical and surgical procedures in certain circumstances. We cannot predict whether this exception might have a material adverse effect on our ability to protect our proprietary methods and procedures.

Competition

We believe our primary competitors to be large companies who are engaged in the development and marketing of existing catheter technology. Their treatments include drugs, external electrical cardioversion and defibrillation, implantable defibrillators, open-heart surgery and purposeful destruction of the atrio-ventricular node, followed by implantation of a pacemaker. Several competitors are also developing new approaches and new products for the mapping and ablation of AF and VT. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies and ablation systems using ultrasound, microwave, laser and cryoablation technologies. In addition, companies are developing surgical procedures that could potentially be used by physicians to perform the surgical maze procedure in a minimally invasive manner. If any of these new approaches or new products proves to be safe and effective, our products could be rendered non-competitive or obsolete, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our competitors have an established presence in the field of interventional cardiology and/or electrophysiology, including Boston Scientific, C.R. Bard, Inc., St. Jude Medical, Inc. (through its Daig Division), Johnson & Johnson (through its Cordis division), and Medtronic, Inc. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and more experience and greater capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products.

Other companies are developing proprietary systems for the diagnosis of cardiac arrhythmias including Biosense Webster, Inc., a division of Johnson & Johnson; Cardiac Pathways, Inc. and EP Technologies, divisions of Boston Scientific; and Endocardial Solutions, Inc., a subsidiary of St. Jude Medical, Inc. Other companies develop, market and sell alternative approaches to the treatment of AF and VT, including Guidant, Medtronic, Inc., and St. Jude Medical, Inc., which manufacture implantable defibrillators. There can be no assurance that we will succeed in developing and marketing technologies and products that are more clinically effective and cost-effective than the current treatments, or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that are available prior to our competitors' products. Our failure to demonstrate the competitive advantages of our products continues to have a material adverse effect on our business, financial condition and results of operations.

In the market for cardiac mapping and ablation devices, we believe that the primary competitive factors are safety, clinical effectiveness, ease of use and overall cost to the health care system. In addition, the length of time required for products to be developed and to receive regulatory and, in some cases, reimbursement approval is an important competitive factor. The medical device industry is characterized by rapid and significant technological change.
Accordingly, our success will depend in part on our ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development involves a high degree of risk and there can be no assurance that our new product development efforts will result in any commercially successful products. We believe our products that have received regulatory approvals compete with respect to these factors, although there is no assurance that we will be able to continue to do so. Our other products' competitiveness will depend on further regulatory approvals, which are inherently uncertain.

Government Regulation

The pre-clinical and clinical testing, manufacturing, labeling, marketing and distribution of our products are subject to extensive and rigorous government regulation in the United States and other countries. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA or comparable foreign regulatory bodies including, among other things, fines, injunctions, civil penalties, recall or seizure of products, refusal to grant marketing clearances or approvals, withdrawal of marketing approvals and criminal prosecution.

U.S. Regulation

A medical device may be marketed in the United States only with prior authorization from the U.S. FDA. Devices classified by the FDA as posing less risk are placed either in Class I or II. All Class II and some Class I devices require 510(k) clearance from the FDA prior to marketing. Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use and safety and effectiveness to a Class I or II device already legally on the market or to a "pre-amendment" Class III device (i.e., one that has been in commercial distribution since before May 28, 1976) for which the FDA has not required a PMA application. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence than in the past, including in some cases requiring clinical trial data. During this process, the FDA may determine that it needs additional information or that a proposed device is precluded from receiving clearance because it is not "substantially equivalent" to a legally marketed Class I or II device. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, which constitutes a major change in its intended use, will require a supplemental 510(k) clearance. We believe that generally it takes approximately 4 to 12 months from the date of submission to obtain 510(k) clearance. The process may, however, take substantially longer, depending on the circumstances, and there can be no assurance that 510(k) clearance will ever be obtained.

To date, we have received 510(k) clearances from the FDA for our PATHFINDER(R), PATHFINDER(R) mini and TRACER(R) over-the-wire micro-catheter systems for mapping VT and REVELATION(R) micro-catheter system for mapping AF. In addition, we have received 510(k) clearance for our line of VENAPORT(R), VUEPORT(R) and NAVIPORT(R) guiding catheters used to introduce electrophysiology catheters into the heart. We have also received 510(k) clearance for a surgical probe, based on REVELATION(R) catheter technology, for the ablation of cardiac tissue during surgery.

A device that does not qualify for 510(k) clearance is placed in Class III, which is reserved for devices classified by the FDA as posing greater risk (e.g., life-sustaining, life-supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed Class I or Class II device) or when there is no similar device already approved. A Class III device generally must go through the PMA application process to receive FDA approval. This process requires that the manufacturer establish the safety and effectiveness of the device to the FDA's satisfaction. This requires the manufacturer to provide extensive pre-clinical and clinical data, information about the manufacture of the device and its components and information about the labeling and promotional material. As part of the PMA application process, the FDA may inspect the manufacturer's facilities for compliance with the QSR, which includes an extensive review of design, manufacturing, and process controls, documentation and other quality assurance procedures.

Upon submission of the PMA application, the FDA determines if the application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes six months to two years, but may take longer. The review time is often significantly extended as a result of the FDA asking for more information or clarification of information already provided. The FDA also may respond with a "not approvable" determination based on deficiencies in the application and require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years. Recently, the FDA has heightened its scrutiny of clinical trial data submitted in support of PMA applications. In addition, the FDA may visit an applicant's facilities and/or its investigator's sites to audit the clinical data and/or the data collection process and procedures. Near the completion of the PMA application process, an FDA advisory committee, typically a panel of clinicians, will generally be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel's recommendation is important to the FDA's overall decision-making process and the panel's recommendation is generally accepted.

If the FDA's evaluation of the PMA application is favorable, the FDA typically issues an "approvable letter" requiring the applicant's agreement to comply with specific conditions (e.g., changes in labeling) or to supply specific additional data (e.g., longer patient follow up) or information (e.g., submission of final labeling) in order to secure final approval of the PMA application. Once the approvable letter conditions are satisfied, the FDA will issue an Approval Order for the approved indications, which can be more limited than those originally sought by the manufacturer. The Approval Order can include post -approval
conditions   that  the  FDA   believes   necessary  to  ensure  the  safety  and
effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in enforcement action, including withdrawal of the approval. The PMA application process can be expensive and lengthy, and no assurance can be given that any of our PMA applications will ever be approved. Even after obtaining approval, a new PMA application or PMA supplement is generally required for any modification to the device, its labeling or its manufacturing process.

We have confirmed that our ablation products, including the REVELATION(R) Tx, REVELATION(R) T-Flex and REVELATION(R) Helix will be designated as Class III devices requiring PMA approval. There can be no assurance that a PMA application will be submitted for any such products or that, once submitted, the PMA application will be accepted for filing, found approvable, or, if found approvable, will not take longer than expected to obtain, or will not include unfavorable restrictions.

A clinical trial in support of a 510(k) submission or a PMA application requires an IDE application approved in advance by the FDA for a specific number of patients. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and by the appropriate institutional review boards at the clinical trial sites. During a clinical trial, we would be permitted to sell products used in the study for an amount that does not exceed recovery of the costs of manufacture, research, development and handling. Failure to adhere to regulatory requirements generally applicable to clinical trials and to the conditions of an IDE could result in a material adverse effect on us, including termination of the IDE and an inability to obtain marketing clearance or approval for our products.

We received FDA approval to conduct a pivotal Phase III clinical trial of our REVELATION(R) Tx micro-catheter system for AF in August 2000. As of December 2003, 98 patients had been treated with the REVELATION(R) Tx micro-catheter and 88 of those patients had been followed for at least six months, the time at which the trial's primary end point (reduction in the frequency of symptomatic
AF) was assessed. In January 2004, a summary of these data was submitted to FDA as an amendment to our original September 2002 analysis, which the FDA had indicated in June 2003, it would not approve. However, on May 28, 2004, we received a letter dated May 21, 2004, from the FDA, stating that our PMA for the REVELATION(R) Tx linear ablation micro-catheter system was not approvable based on the requirements of applicable regulations. The letter stated that, although we had provided information on an additional 32 patients in the clinical trial in our PMA amendment submitted January 2004, the concerns identified in the FDA's initial non-approvable letter of June 26, 2003 remain unresolved. Among other things, the FDA's letter stated the FDA's position that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION(R) Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. We have engaged in continuing dialogue with the FDA since our receipt of the non-approvable letter on May 28, 2004. At a meeting with the FDA's CDRH on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION(R) Tx for AF, and that the nature of the trial's primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured.

On June 10, 2005, we met with the FDA's CDRH to continue the process towards seeking approval for the REVELATION(R) Tx ablation catheter for treatment of AF. The focus of this latest meeting was to exchange views on each other's positions and to discuss the issues stated in the May 21, 2004, and the June 26, 2003, FDA non-approvable letters. No conclusions were reached at the end of the three-hour meeting, but both sides agreed to continue the dialog. The parties have not set a date for a follow-up meeting.

We believe that the data submitted in January 2004 in an amended PMA for the REVELATION Tx provides sufficient support for safety and effectiveness to reduce symptomatic AF burden and improve the quality of life of patients suffering from self-terminating but very uncomfortable AF within the least burdensome guidelines of the FDA. Trial data indicated substantial and statistically significant improvements were realized almost uniformly for all measured arrhythmia symptoms as well as for quality-of-life measures. The study demonstrated that the addition of right atrial catheter ablation to a regimen of previously ineffective AADs yields a significant reduction in the frequency, duration and severity of AF episodes and symptoms. Of the ninety-three subjects included in the trial, eighty-four subjects (90%) provided six-month AF episode frequency data. This data demonstrated a significant decrease in symptomatic frequency when compared to baseline. In addition, forty-nine subjects (58%) were considered a clinical success by protocol definition.

An IDE for our THERASTREAM(TM) VT ablation micro-catheter system was approved by the FDA in November 1999 and approval to expand the study was received in 2000. We decided to focus our efforts on our AF program and postponed work on our VT program by closing the investigational study for this device.

Any devices manufactured or distributed by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA and certain state agencies. We are subject to inspection by the FDA and the California Department of Health Services and have to comply with various other regulatory requirements that usually apply to medical devices marketed in the United States. These regulatory requirements include, among others, manufacturing and design control regulations, labeling, Medical Device Reporting regulations which require that a manufacturer report to the FDA certain types of adverse events involving its products, and the FDA's prohibitions against promoting approved products for unapproved, or "off-label," uses. In addition, Class II devices, such as our mapping products, can be subject to additional special controls (e.g., performance standards, post-market surveillance, patient registries, and FDA guidelines) that do not apply to Class I devices. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which could have a material adverse effect on us.

Unanticipated changes in existing regulatory requirements, failure to comply with such requirements or adoption of new requirements could have a material adverse effect on us. We also are subject to numerous federal, state and local laws relating to such matters as safe working conditions, good manufacturing practices, environmental protection, fire hazard control and hazardous material disposal. There can be no assurance we will not incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business, financial condition and results of operations.

Foreign Regulation

In order for us to market our products in Europe and certain other foreign jurisdictions, we must obtain regulatory approvals and clearances and otherwise comply with extensive regulations in those jurisdictions regarding safety, performance as well as product design and manufacturing processes. These regulations, including the requirements for regulatory approval or clearance and the time period required for regulatory review, vary from country to country. In addition, there may be foreign regulatory barriers other than pre-market approval. There can be no assurance we will obtain regulatory approvals or clearances in such countries or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals or clearances. Under certain circumstances, FDA approval is required for us to export our products. Delays in receipt of approvals to market our products, failure to receive these approvals or loss of previously received approvals could have a material adverse effect on our business, financial condition and results of operations.

The European Union has promulgated rules that require commercial medical products to bear the CE Mark. The CE Mark is recognized by the European Union as a symbol of adherence to strict quality systems requirements set forth in the ISO 9001, EN 46001 and ISO 13485 quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. The CE Mark allows us to market our products throughout the European Economic Area. We received ISO 9001 (EN 46001), Quality Systems certification for our manufacturing facilities in Fremont, California, which were re-certified in November 2002. These certifications and repeated inspections are required in order to continue to affix the CE Mark to our approved products in Europe. In addition, ISO 13485 certification was obtained in March 2004 to include electrosurgical generators and associated equipment.

We have received regulatory approval to affix the CE Mark to our REVELATION(R), REVELATION(R) Tx, REVELATION(R) T-Flex and REVELATION(R) Helix micro-catheters for treatment of AF as well as our PATHFINDER(R) diagnostic family of micro-catheters. Failure to receive regulatory approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union.

Third-Party Reimbursement

In the United States, health care providers, including hospitals and physicians, that purchase medical products for treatment of their patients generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using these products. Our success will be dependent upon, among other things, the ability of health care providers to obtain satisfactory reimbursement from third-party payors for medical procedures in which our products are used. Third-party payors may deny reimbursement if they determine that a prescribed device has not received appropriate regulatory clearances or approvals, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary, inappropriate or used for a non-approved indication. If FDA clearance or approval is received, third-party reimbursement will also depend upon decisions by the United States Centers for Medicare & Medicaid Services (CMS), as well as by individual health maintenance organizations, private insurers and other payors. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure based on its medical necessity for the patient in question. The federal Medicare program, many state Medicaid programs and other payors reimburse health care providers for medical treatment at a fixed rate based on, or adapted from the diagnosis-related group established by the CMS. The fixed rate of reimbursement is typically based on the patient's diagnosis and the procedure performed, but may be related to the specific type or number of devices used in a procedure. There can be no assurance that reimbursement for our products will be available in sufficient amounts, if at all, or that future reimbursement policies of payors will not adversely affect our ability to sell products on a profitable basis.

In addition, Medicare traditionally has considered items or services involving devices that have not been approved or cleared for marketing by FDA to be precluded from Medicare coverage. However, under a policy which has been in effect since November 1, 1995, Medicare coverage will not be precluded for items and related services involving devices that have been classified by FDA as "non-experimental / investigational" (Category B) devices and that are furnished in accordance with the FDA-approved IDE governing clinical trials. Even with items or services involving Category B devices, however, Medicare coverage may be denied if any other coverage requirements are not met, such as if the treatment is not medically needed for the specific patient. There can be no assurance that our products will be covered when they are used in clinical trials and, if covered, whether the payment amounts for their use will be considered to be adequate by hospitals and physicians. If the devices are not covered or the payments are considered to be inadequate, we may need to bear additional costs to sponsor such trials, and such costs could have a material adverse effect on our business, financial condition and results of operations.

There is also new federal legislation that changed the traditional Medicare payment system by creating a new visit-based payment system called ambulatory payment classification (APC) groups, that establishes fixed payments for specific medical procedures that are performed on an outpatient basis. If our products increase the cost per procedure above the fixed rate under the ambulatory payment classification groups system, market acceptance of such products could be impaired, which would have a material adverse effect on our business, financial condition and results of operations.

The U. S. Congress had previously enacted and we had previously received a "pass-through reimbursement allowance category" in March 2001 on all U.S. approved diagnostic and guiding catheter products including the PATHFINDER(R), REVELATION(R), TRACER(R), NAVIPORT(R), VUEPORT(R) and VENAPORT(R). Pass-through reimbursement allowed for the direct charging of a specific product for reimbursement. The temporary category status expired on December 31, 2002. The products now sell without the need for such categorization.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government-managed systems. Market acceptance of our products will depend on the availability and level of reimbursement in international markets targeted by us. There can be no assurance that we will obtain reimbursement in any country within a particular time, for a particular time, for a particular amount, or at all.

Regardless of the type of reimbursement system, we believe that physician advocacy of our products will be required to obtain reimbursement. We believe that less invasive procedures generally provide less costly overall therapies as compared to conventional drug, surgery and other treatments. In addition, we believe that a patient's underlying arrhythmia should typically not recur after treatment with procedures using our products. We anticipate that hospital administrators and physicians would justify the use of our products by the attendant cost savings and clinical benefits derived from the use of our products. However, there can be no assurance this will be the case. There can be no assurance that reimbursement for our products will be available in the United States or in international markets under either government or private reimbursement systems, or that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures using our products, would have a material adverse effect on our business, financial condition and results of operations.

Product Liability and Insurance

The development, manufacture and sale of our micro-catheter systems expose us to an inherent risk of product liability claims. Although we currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation, and product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation, there can be no assurance that such coverage will be available to us in the future on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although all our guiding, diagnostic and therapeutic products are labeled for single use only, we are aware that some physicians are re-sterilizing and reusing such products. Moreover, despite labeling our micro-catheters for diagnostic use only, we believe physicians may be using such mapping micro-catheters for ablation. Multiple use or "off-label" use of our micro-catheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

Employees

At May 24, 2006, we had 26 employees, of whom 4 were engaged directly in research and new product development, 2 in regulatory affairs, quality assurance and clinical activities, 12 in manufacturing, 3 in sales and marketing and 5 in finance and administration.

We maintain compensation, benefits, equity participation, and work environment policies intended to assist in attracting and retaining qualified personnel. We believe the success of our business will depend, in significant part, on our ability to attract and retain such personnel. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors Affecting Future Results-- We are dependent upon our key personnel".

                                  RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See "Forward-Looking Statements."

Risks Related to Our Business:

WE HAVE INCURRED SIGNIFICANT LOSSES TO DATE AND EXPECT TO CONTINUE TO INCUR LOSSES.

Our net losses were approximately $3.6 million for the quarterly period ended March 31, 2006. Our net losses were approximately $8.3 million for the year ended December 31, 2005 and approximately $9.7 million, and $13.2 million for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2005, our accumulated deficit was approximately $121.8 million. Our limited sales history, and the fact that we have very limited cash resources, makes it difficult to assess or predict our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

THE  AUDIT  REPORT   ACCOMPANYING  OUR  2005  FINANCIAL   STATEMENTS   EXPRESSES
SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As a result of our losses to date and accumulated deficit, the audit report on our 2005 financial statements contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern. The audit reports on our 2004 and 2003 financial statements contained similar explanatory paragraphs. Our continuation as a going concern will depend upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Concern about our ability to continue as a going concern may make it more difficult for us to obtain additional funding to meet our obligations or adversely affect the terms of any additional funding we are able to obtain. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can or will operate profitably in the future, or that we will continue as a going concern.

OUR MANAGEMENT HAS IDENTIFIED MATERIAL WEAKNESSES IN OUR DISCLOSURE CONTROLS AND PROCEDURES

As of the end of our fiscal quarter ended March 31 2006 and our fiscal year ended December 31, 2005, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. This conclusion was based on the following developments:

o The existence of comments issued by the reviewing staff of the Securities and Exchange Commission relating to disclosure and classification issues in the Company's Annual and Periodic filings, which comments have not been fully resolved; and
o The failure to file or submit the Company's Annual Report on Form 10-K for the year ending December 31, 2005 within the time periods specified in the Commission's rules and forms.

The Company has taken the following steps to improve its disclosure controls and procedures. In October, 2005, the Company hired Chris Mak to serve as its new Controller and hired Jim Pardee to serve as a finance and accounting consultant. In addition, the Company has adopted a procedure to ensure that new accounting standards are reviewed and applied correctly. Under this procedure, the Company's Controller will monitor the release of new accounting standards. Once the Controller becomes aware of a new accounting standard, he will present the new standard to members of the Audit Committee and schedule a meeting with members of the Audit Committee to discuss the application of the new standard to the Company. Thereafter, once a determination concerning the application of a new standard has been made, the Company will present its determination to its auditor for review and comment.

While management believes progress had been made with respect to these issues, it nevertheless believes that there continues to exist material weakness in this area. We believe additional progress in this area will continue through the fiscal year of 2006.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, WE MAY HAVE TO REDUCE OUR OPERATIONS, AND/OR OUR BUSINESS WILL FAIL.

Although we have entered into a Loan Agreement in August 2005 and amended in February 2006, providing for a total of $3,660,000 funding, we will likely be required to raise additional financing. We anticipate, based on currently proposed plans and assumptions relating to our ability to market and sell our products, that we will require approximately $8 million to satisfy our operations and capital requirements for the next 12 months.

We have very limited cash resources and will need to raise additional capital in the immediate future through a sale or other strategic transaction involving our Surgical Ablation System (SAS), public or private financings or other arrangements in order to continue operations. If we are unable to do so, our business will fail. Even assuming no increase in our cash utilization rate from recent months, management estimates that our cash balance as of March 31, 2006 will be sufficient to fund planned expenditures only for a very limited period of time, although the actual level of expenditures cannot be predicted with certainty and it is possible that our cash balance may be exhausted sooner than currently anticipated. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, will be obtained on terms attractive to us.

Our financing arrangements contain, and, if we succeed in closing future financings, those future financings will likely contain, terms which place substantial restrictions on our ability to raise the further funding, such as anti-dilution protection in the event of subsequent financings. We had negative cash flow from operations for the twelve months ended December 31, 2005 of $6.0 million, and we expect to continue to incur substantial negative cash flow from operations for the foreseeable future. We may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development, approval and marketing of our products, such as the additional clinical trial activities that the U.S. Food and Drug Administration (FDA) recently stated would be required with respect to our Pre-Market Approval (PMA) for REVELATION(R) Tx, or in other aspects of our business. Even if we raise capital in the near term, our future cash needs may, at a minimum, cause us to delay, scale back or eliminate some or all of our product research and development programs, to limit the marketing of our products, or to license or sell to third parties the rights to commercialize our products or technologies that we would otherwise develop and market ourselves. Furthermore, our November 2004 equity financing, August 2005 and February 2006 loan financings included, and future debt or equity financing, if available, will likely involve, restrictive covenants and other restrictions that impair our ability to raise additional capital and operate our business. Our failure to raise capital when needed would likely cause us to cease our operations.

We have financed our operations since inception primarily through the private placement of equity securities, proceeds from our initial public offering in June 1997, loan facilities and the sale of certain of our patents and other intellectual property. Although our management recognizes the need to raise funds in the immediate future, there can be no assurance that we will be successful in consummating any fundraising transaction. If we do consummate such a transaction, there can be no assurance that its terms and conditions will not require us to give investors valuable rights with respect to our products or technology, warrants or other valuable rights to purchase additional interests in our company, or be otherwise unfavorable to us. Among other things, the agreements under which we issued some of our existing securities include, and any securities that we may issue in the future will likely include, terms that could impede our ability to raise additional funding. Such terms include requiring the consent of certain security holders before we issue or register additional securities and anti-dilution protection giving those holders the right to receive additional shares of our common stock, depending on the terms of our later financings. We may be required to issue preferred stock, debt or other securities with rights and preferences senior to the rights of holders of our common stock. In addition, the issuance of additional securities will likely dilute the interests of existing common stockholders, and could impose additional restrictions on how we operate and finance our business.

WE HAVE SOLD A LIMITED NUMBER OF OUR PRODUCTS, AND WE WILL CONTINUE TO INCUR SUBSTANTIAL LOSSES FOR THE FORESEEABLE FUTURE.

We have sold only a limited number of our micro-catheter and surgical products. In addition, we will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, regulatory approval efforts and manufacturing, sales, marketing and other expenses as we seek to obtain necessary approvals and bring our micro-catheters and surgical products to market. Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future.

OUR BUSINESS MIGHT NEVER BECOME PROFITABLE.

We have never been profitable. We have a substantial accumulated deficit, and we expect our cumulative net losses and cumulative negative cash flow to continue until we can increase our revenues and/or reduce our costs. If we are unable ultimately to generate sufficient revenues to become profitable and obtain positive cash flow, we could default on our commitments and may have to discontinue operations or seek a purchaser for our business or assets.

OUR NEED TO RAISE ADDITIONAL CAPITAL IN THE NEAR FUTURE COULD HAVE A DILUTIVE EFFECT ON YOUR INVESTMENT.

In order to continue operations, we will need to immediately raise additional capital. Subject to the contractual restrictions described above, we may attempt to raise capital through the public or private sale of our common stock or securities convertible into or exercisable for our common stock.

If we sell additional shares of our common stock or warrants, such sales will further dilute the percentage of our equity that you own. In addition, our recent private placement financings have involved the issuance of securities at a price per share that represented a discount to the closing price of our common stock, and any future private placements will also likely involve the issuance of securities at a discount to prevailing market prices. Depending upon the price per share of securities that we sell in the future, if any, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional anti-dilution adjustments or dispute the Company's calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustments to previously issued securities. In addition, certain of our prior securities issuances have included, and future financings may also include, provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or issue additional dilutive securities, or could lead to costly and disruptive disputes. In addition, these provisions could require us to record additional non-cash expenses, as we were required to do at several points in our history.

WE MUST OBTAIN GOVERNMENTAL APPROVALS OR CLEARANCES BEFORE WE CAN SELL OUR PRODUCTS.

Our products are considered to be medical devices and are subject to regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

o    product design and development;

o    product testing;

o    product labeling;

o    product storage;

o    pre-market clearance and approval;

o    advertising and promotion; and

o    product sales and distribution.

Before we can market any of our products in the United States or other countries, we must demonstrate that our products are safe and effective and obtain approval or clearance from the applicable governmental authorities. In the United States, we must obtain from the FDA 510(k) pre-market notification clearance for devices that are classified as Class II or lower, or a PMA for devices classified as Class III, such as REVELATION(R) Tx, in order to market a product. Currently, the process for 510(k) clearance requires approximately 120 days and PMA application review process requires approximately six to twelve months. The PMA application review process is in addition to the time required to conduct clinical trials demonstrating safety and effectiveness. However, the timing of such processes can be uncertain and may involve significantly more time. We cannot guarantee either the timing or receipt of regulatory approval or clearance for any of our products in development. The FDA may request extensive clinical data to support either 510(k) clearance or a PMA. The approval process, including any necessary clinical trials, can involve substantial expense. No assurance can be given that we will ever be able to obtain the necessary approvals for any of our products. Our failure to do so on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

Even if regulatory approvals are obtained, the applicable regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA or regulatory agencies in other countries may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

NONE OF OUR ABLATION PRODUCTS FOR ELECTROPHYSIOLOGY HAS RECEIVED REGULATORY APPROVAL IN THE UNITED STATES. OUR FAILURE TO RECEIVE THESE APPROVALS WILL HARM OUR BUSINESS.

To date, although we received 510(k) clearance for the use of the SAS to ablate cardiac tissue, none of our electrophysiology products in development for the ablation of AF or VT has received regulatory approval in the United States. Our SAS has received 510(k) clearance only for ablating cardiac tissue and not for any other purpose or any specified treatment. If we cannot gain U.S. regulatory approvals, our business will be materially harmed and we may be unable to secure the funding needed to continue operations. Even if we raise the funding necessary to continue operations, successfully develop our ablation products and obtain the required regulatory approvals, we cannot be certain that our ablation products and their associated procedures will ultimately gain market acceptance. Because our sole product focus is to design and market micro-catheter systems to map and ablate AF and VT, our failure to obtain regulatory approval for and successfully commercialize these systems would materially harm our business.

In the United States, we are required to seek a PMA for our ablation products, including the REVELATION(R) Tx micro-catheter, since they have been classified as Class III devices. The process of obtaining a PMA is expensive, lengthy and uncertain and requires clinical trials to demonstrate the safety and effectiveness of the product. In December 1997, the FDA approved a 10-patient AF feasibility study for mapping and ablation with the REVELATION(R) Tx. We received FDA approval to conduct a Phase III clinical trial for this system in 2000, and filed portions of the PMA application in 2001. On September 20, 2002, we submitted our PMA application to the FDA with data on more than 80 patients treated with our REVELATION(R) Tx micro-catheter system. We met with the Circulatory Systems Device Panel on May 29, 2003, and on that date, the Panel recommended that the FDA not approve our PMA application for the REVELATION(R) Tx linear ablation micro-catheter system. The Circulatory System Devices Panel felt that the efficacy data was not sufficiently clear and supportive for the approval. The Panel provided the FDA and the Company with several suggestions on how to possibly reexamine the existing data or how to collect more data on existing patients. On June 26, 2003, we received a letter from the FDA, which reiterated the recommendation of the Panel and stated the FDA concurred with the recommendation of the Panel. On January 20, 2004, we submitted an amended PMA application that provided new analysis, including data from an expanded patient base, to the FDA.

On May 28, 2004 we received a letter, dated May 21, 2004, from the FDA, stating that our PMA application for the REVELATION(R) Tx linear ablation micro-catheter system was not approvable based on the requirements of applicable regulations. The letter stated that, although we had provided information on an additional 32 patients in the clinical trial in our PMA application amendment submitted in January 2004, the concerns identified in the FDA's initial non-approvable letter of June 26, 2003 remain unresolved. Among other things, the FDA's letter stated that FDA position that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION(R) Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. At a meeting with the FDA's Center for Devices and Radiological Health (CDRH) on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION(R) Tx for AF, and that the nature of the trial's primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured. On June 10, 2005, we met with the FDA's CDRH to continue the process towards seeking approval for the REVELATION(R) Tx ablation catheter for treatment of AF. The focus of this latest meeting was to exchange views on each other's positions and to discuss the issues stated in the May 21, 2004, and the June 26, 2003, FDA non-approvable letters. No conclusions were reached at the end of the three-hour meeting, but both sides agreed to continue the dialog. The parties have not set a date for a follow-up meeting.

We believe that the data submitted in January 2004 in an amended PMA for the REVELATION Tx provides sufficient support for safety and effectiveness to reduce symptomatic AF burden and improve the quality of life of patients suffering from self-terminating but very uncomfortable AF within the least burdensome guidelines of the FDA. Trial data indicated substantial and statistically significant improvements were realized almost uniformly for all measured arrhythmia symptoms as well as for quality-of-life measures. The study demonstrated that the addition of right atrial catheter ablation to a regimen of previously ineffective AADs yields a significant reduction in the frequency, duration and severity of AF episodes and symptoms. Of the ninety-three subjects included in the trial, eighty-four subjects (90%) provided six-month AF episode frequency data. This data demonstrated a significant decrease in symptomatic frequency when compared to baseline. In addition, forty-nine subjects (58%) were considered a clinical success by protocol definition.

PRE-CLINICAL AND CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE. IF WE DO NOT SUCCESSFULLY CONDUCT THESE TRIALS, WE MAY BE UNABLE TO MARKET OR SELL OUR PRODUCTS.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. No assurance can be given that, even if we are able to afford to conduct future clinical trials, those trials will demonstrate the safety and effectiveness of any of our products or will result in regulatory approval to market our products. We may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA or other regulatory agency on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed. As described above, we have devoted considerable resources to developing, testing and seeking regulatory approval for our REVELATION(R) Tx micro-catheter systems designed for ablation of AF. On May 28, 2004 we received a letter, dated May 21, 2004, from the FDA, stating that our PMA application for the REVELATION(R) Tx linear ablation micro-catheter system was not approvable based on the requirements of applicable regulations. Among other things, the FDA's letter stated the FDA's position that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION(R) Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. At a meeting with the FDA's CDRH on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION(R) Tx for AF, and that the nature of the trial's primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured. On June 10, 2005, we met with the FDA's CDRH to continue the process towards seeking approval for the REVELATION(R) Tx ablation catheter for treatment of AF. The focus of this latest meeting was to exchange views on each other's positions and to discuss the issues stated in the May 21, 2004, and the June 26, 2003, FDA non-approvable letters. No conclusions were reached at the end of the three-hour meeting, but both sides agreed to continue the dialog. The parties have not set a date for a follow-up meeting.

We believe that the data submitted in January 2004 in an amended PMA for the REVELATION (R) Tx provides sufficient support for safety and effectiveness to reduce symptomatic AF burden and improve the quality of life of patients suffering from self-terminating but very uncomfortable AF within the least burdensome guidelines of the FDA. Trial data indicated substantial and statistically significant improvements were realized almost uniformly for all measured arrhythmia symptoms as well as for quality-of-life measures. The study demonstrated that the addition of right atrial catheter ablation to a regimen of previously ineffective AADs yields a significant reduction in the frequency, duration and severity of AF episodes and symptoms. Of the ninety-three subjects included in the trial, eighty-four subjects (90%) provided six-month AF episode frequency data. This data demonstrated a significant decrease in symptomatic frequency when compared to baseline. In addition, forty-nine subjects (58%) were considered a clinical success by protocol definition. We must receive PMA approval before marketing our products for ablation in the United States.

In December 2001, the REVELATION(R) Helix received the CE mark allowing sales in the European Economic Area. We also received in December 1999 approval for an IDE [spell out 1st time used]to begin clinical testing of our THERASTREAM(TM) micro-catheter system for ablation of VT and during calendar year 2000 approval to expand that trial; however, we have postponed the clinical feasibility trial for the THERASTREAM(TM) micro-catheter system for ablation of VT to focus on obtaining regulatory approval of our REVELATION(R) Tx for AF. We have no estimate as to when, or if, we will resume the clinical trial for our THERASTREAM(TM) micro-catheter system. If we resume that trial, completing it could take several years.

Current or future clinical trials of our micro-catheter systems will require substantial financial and management resources. In addition, the clinical trials may identify significant technical or other obstacles that we will need to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, or obtain regulatory approval for the use of our micro-catheter system for the ablation of AF would have a material adverse effect on our business, financial condition and results of operations.

DELAYS IN ENROLLING PATIENTS IN OUR CLINICAL TRIALS COULD INCREASE OUR EXPENSES AND HARM OUR BUSINESS.

The rate at which we may complete our pre-clinical and clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, the proximity of patients' residences to clinical sites, the eligibility criteria for the study and impact of other clinical studies competing for the same patient population and/or the same physicians' time and research efforts. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

WE HAVE ENTERED INTO ENGAGEMENT LETTERS IN CONNECTION WITH OUR ACTUAL AND PROPOSED PRIVATE PLACEMENTS THAT HAVE IN THE PAST AND MAY IN FUTURE LEAD TO DISPUTES AND ALSO MAY LEAD TO ADDITIONAL PAYMENTS OF CASH OR ISSUANCES OF SECURITIES IN CONNECTION WITH PAST OR FUTURE SALES OF OUR SECURITIES.

We have entered into several agreements with parties to act as our financial advisors, finders or agents in connection with actual and proposed equity financings during 2001 through 2004. These agreements have provided that we will pay cash fees, generally expressed as 6% to 8% of the funds raised, and issue warrants to purchase specified numbers of shares of our common stock, generally not exceeding 10% of the number of shares sold, to these parties in connection with our financings. Additional details concerning the terms of these various agreements, and the fees and warrants previously paid to these parties, can be reviewed in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission on May 5, 2006.

In connection with our prior financings, some of these advisors, finders and agents have alleged that they are owed additional cash and warrant compensation to which we have felt they were not entitled, and which would be in addition to fees and warrants paid to other advisors with respect to the same investors. Our financial advisors, finders and agents may assert similar claims in the future.

For example, by letters dated September 19, 2003 and January 29, 2004, an advisor that we had retained in November 2002 (under an agreement that we terminated effective May 18, 2003) has claimed that under its November 13, 2002 agreement with us, we are obligated to pay such advisor cash fees of $82,500 and warrants to purchase "Units" (comprising 207,698 shares of our common stock and warrants to purchase 62,309 shares of common stock at an exercise price per share of $0.7282) at an exercise price per Unit of $0.58256, in connection with three enumerated purchasers' investments in our August 2003 private placement. This advisor has also stated its belief that we would have additional obligations to the advisor in the event that other investors in the August 2003 private placement were investors as to which the advisor is entitled to compensation under its agreement. In a letter dated January 29, 2004, the advisor submitted information alleged to support a portion of its claim, and stated its belief that we are obligated to register the claimed securities for resale. In our opinion, this advisor has not established the merits of its claim. We cannot predict whether additional claims will be made, or the resolution of any current or future claims, by this former advisor.

As another example, in August 2003, one of the advisors that we retained in connection with our August 2003 private placement notified us of its belief that it was entitled to an additional fee of approximately $35,000 and additional warrants to purchase approximately 47,000 shares of common stock, in connection with the August 2003 private placement. We responded that, based on our possessed information, we believed that such advisor is not entitled to such fees and warrants. To date, we have received no further information from such advisor in support of its claim.

Due to the existence of these various letter agreements, we may be obligated to pay cash fees and issue warrants to one or more financial advisors in connection with the closing of any of our private placements. In addition, we may in the future enter into further agreements with financial advisors, finders or placement agents, similar to those discussed above, in connection with private or public offerings of our securities. We might agree to pay to these parties a commission on any sales of securities to investors introduced to us by such parties or a commission based upon the exercise price of any warrants or other securities exercised by investors introduced to us by such parties, and that such commissions will be in addition to commissions payable to other financial advisors, finders and placement agents working on our behalf. In addition, we may agree to issue to these additional financial advisors, finders and placement agents securities such as warrants to purchase shares of our common stock, which could dilute your investment in our company. We also may be obligated to pay termination or break-up fees to our current or future financial advisors, finders and placement agents in connection with our financings. These commissions paid or warrants or other securities issued may be in addition to the commissions payable or securities issuable to other financial advisors, finders or placement agents in respect of the same transaction, and could be substantial. Disputes have arisen from time to time concerning our financial advisors' entitlement to cash and equity compensation associated with our past financings, and additional disputes may arise in the future. Any issuances of equity compensation to advisor could also be restricted by, or give rise to disputes under, the terms or our previously issued securities. Any dispute relating to these advisors will tend to divert management's time and attention from running our business and may cause us to incur material costs and expenses.

WE HAVE LIMITED SALES AND LIMITED EXPERIENCE IN THE SALE, MARKETING AND DISTRIBUTION OF OUR PRODUCTS. OUR FAILURE TO ESTABLISH AN EFFECTIVE DIRECT OR INDIRECT SALES AND MARKETING FORCE WILL CAUSE OUR REVENUES TO DECLINE.

We have only limited experience marketing and selling our products in commercial quantities. Currently, we are solely responsible for marketing and distributing our products in the United States. If we receive FDA approval of our PMA application for REVELATION(R) Tx, we may not have an adequate marketing and sales force to adequately sell that product. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will prevent us from being able to generate significant revenues from the sale of our products.

WE HAVE ONLY A SINGLE DIRECT SALES CONSULTANT IN EUROPE. BUILDING AND MANAGING A LARGER REMOTE SALES FORCE EFFECTIVELY, IN EUROPE OR ELSEWHERE, WOULD REQUIRE ADDITIONAL RESOURCES, TIME AND EXPENSE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO BUILD A SUCCESSFUL EUROPEAN BUSINESS. FAILURE TO DO SO WOULD HARM OUR BUSINESS.

Currently, international sales and marketing of our PATHFINDER(R), PATHFINDER(R) mini, REVELATION(R) and TRACER(R) micro-catheter systems are conducted through a number of exclusive distributors in certain European countries and Japan and a direct sales consultant in Europe. We have sold only a limited number of systems through these distributors. We cannot be certain that these distributors will be able to effectively market and sell our products. For example, we have terminated several distribution arrangements in Europe because of the distributors' failure to meet minimum sales levels under those agreements. We do not currently plan to market our SAS ourselves, and are currently seeking a strategic transaction for this system. We cannot assure you that we will be able to enter into such an agreement on a timely basis or at all, that any distributor or licensee will devote adequate resources to selling our products, or that distribution relationships will not lead to costly and disruptive disputes. Our failure to establish and maintain successful distribution relationships would harm our business.

WE RELY ON MULTIPLE THIRD PARTIES TO CONDUCT AND COLLECT DATA FOR THE CLINICAL TRIALS OF OUR PRODUCTS. IF WE ARE UNABLE TO ACCESS THIS DATA OR THE FDA REFUSES TO ACCEPT THE DATA IN A FILING, THE COMMERCIALIZATION OF OUR PRODUCTS WILL BE DELAYED AND OUR BUSINESS WILL BE HARMED.

We often rely on multiple third parties, such as hospitals and universities, to conduct and collect data for our clinical trials. We depend on these third parties to provide access to data and cooperate with us in completing regulatory filings for the approval or clearance of our products. In order for the FDA and other regulatory agencies to accept and rely on the data of a filing, the data collection, analysis and summarization must meet certain standards. We cannot be certain that the clinical data collected by the third parties meet the standards of the FDA or other regulatory agencies. If we are unable to rely on the clinical data collected by third parties, or if these third parties do not perform their contractual obligations, the FDA or other regulatory agencies may require us to gather additional clinical data. This could significantly delay commercialization of our products, require us to spend additional capital on our clinical trials and harm our business.

WE CANNOT ASSURE THE SAFETY OR EFFECTIVENESS OF OUR PRODUCTS.

To obtain and maintain required regulatory approvals and secure the confidence of physicians and others whose acceptance is needed for our products, we will need to demonstrate that our products are safe and effective. We cannot assure you that our products will be deemed safe and effective. Many of our products, such as our surgical ablation system, which has begun to be used by cardiac surgeons only recently, have not been used to a sufficient extent to permit us to predict their safety and effectiveness. In addition, our products include components and materials supplied by third parties, whose safety and reliability we cannot guarantee. We have occasionally experienced quality issues with some elements of our products, and we may face additional issues in the future. The perceived safety and effectiveness of our products can also depend on their manner of use by physicians and other third parties, which we cannot control. If safety and effectiveness issues arise with any of our products in the future, we may incur liabilities to third parties, lose any regulatory approvals for the applicable product, or be required to redesign the product. These issues will reduce our sales and increase our expenses, possibly substantially.

OUR PRODUCTS AND THEIR RELATED PROCEDURES ARE NOVEL TO THE MARKET AND WILL REQUIRE THE SPECIAL TRAINING OF PHYSICIANS. IF THE MARKET DOES NOT ACCEPT OUR PRODUCTS AND PROCEDURES, OUR REVENUES WILL SUFFER.

Our micro-catheter systems represent novel approaches to diagnosing and treating AF and VT and our SAS represents a novel approach to ablating cardiac tissue during surgery. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If the market does not accept our products and the procedures involved in their use, our business would be harmed and our revenues would decline.

Our products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline.

The market for catheters to diagnose or treat AF and VT is highly competitive. Our micro-catheter systems for the mapping and ablation of AF and VT are new technologies. Safety, cost efficiency and effectiveness are the primary competitive factors in this market. Other competitive factors include the length of time required for products to be developed and receive regulatory approval and, in some cases, reimbursement approval. Existing treatments with which we must compete include:

o    conventional catheters using the "drag and burn" or "dot to dot" technique;

o    anti-arrhythmic and anti-coagulant drugs;

o    external   electrical   shock  to  restore   normal   heart   rhythms   and
     defibrillation;

o    implantable defibrillators;

o    purposeful   destruction  of  the   atrial-ventricular   node  followed  by
     implantation of a pacemaker; and

o    open-heart surgery known as the "maze" procedure.

Physicians will not recommend the use of our systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of AF or VT. If our clinical data and other studies do not show that our products are safe and effective, the FDA and other regulators will not approve our products for sale. If our products are not approved, we will not be able to enter the market and we will not be able to generate revenues from their sale.

IF WE DO NOT COMPLY WITH APPLICABLE DOMESTIC LAWS AND REGULATIONS AFTER OBTAINING APPROVALS OR CLEARANCES, OUR BUSINESS RESULTS MAY SUFFER.

After initial regulatory approval or clearance of our products, we will continue to be subject to extensive domestic regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, and other regulatory agencies, including, but not limited to:

o    fines;

o    injunctions;

o    recall or seizure of products;

o    withdrawal of marketing approvals or clearances;

o    refusal by the FDA to grant clearances or approvals; and

o    civil and criminal penalties.

We also are required to demonstrate and maintain compliance with the FDA's Quality System Requirements (QSR) for all of our products. The FDA enforces the QSR through periodic inspections, including a pre-approval inspection for PMA products. The QSR relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we do not, or any third-party manufacturer of our products does not, comply with the QSR and cannot be brought into compliance, we will be required to find alternative manufacturers. Identifying and qualifying alternative manufacturers would likely be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable regulations, we may incur substantial business disruption, expenses, penalties, fines and other liabilities and our business results and financial condition could suffer.

IF WE DO NOT COMPLY WITH FOREIGN REGULATORY REQUIREMENTS TO MARKET OUR PRODUCTS OUTSIDE THE UNITED STATES, OUR BUSINESS WILL BE HARMED.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our products in the member countries of the European Union, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell our PATHFINDER(R), PATHFINDER(R) mini, REVELATION(R), REVELATION(R) Tx, REVELATION(R) Helix, and TRACER(R) micro-catheters and VENAPORT(R), VUEPORT(R) and NAVIPORT(R) guiding catheters for mapping in the European Union, and approval to sell some of our products in Canada. We received CE Mark Clearance for the INTELLITEMP(R) radio frequency energy management devices during the first quarter of 2004.

We intend to submit data in support of additional CE Mark applications. However, there can be no assurance we will be successful in obtaining or maintaining the CE Mark for any of our products, as the case may be. Failure to receive or maintain approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

In July 2003, we received a Section 40 Letter (intention to suspend a medical device license) from the Medical Devices Bureau of the Health Products and Food Branch of Health Canada. On December 1, 2003, after meeting with the Medical Devices Bureau and providing additional analysis from our current trial, we received notification from the Bureau that the medical device license would not be suspended. We may receive similar notices in the future from U.S. or foreign agencies relating to approvals previously obtained or pending regulatory submissions.

REUSE OF OUR SINGLE-USE PRODUCTS COULD CAUSE OUR REVENUES TO DECLINE.

Although we label all of our micro-catheter systems for single-use only, we are aware that some physicians potentially may reuse these products. Reuse of our micro-catheter systems could reduce revenues from product sales and could cause our revenues to decline. In addition, such misuse of our products could result in personal injury and death. See "Factors Affecting Future Results--We may face product liability claims related to the use or misuse of our products."

DIFFICULTIES PRESENTED BY INTERNATIONAL FACTORS COULD NEGATIVELY AFFECT OUR BUSINESS.

A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

o    export license requirements for our products;

o    exchange rate fluctuations or currency controls;

o changes in the regulation of medical products by the European Union or other international regulatory agencies;

o    the difficulty in managing a direct sales force from abroad;

o the financial condition, expertise and performance of our international distributors and any future international distributors;

o    domestic or international trade restrictions; and

o    changes in tariffs.

Any of these factors could damage our business results.

WE MAY BE UNABLE TO SUCCESSFULLY COMMERCIALIZE OUR MICRO-CATHETER OR SURGICAL PRODUCTS, AS THE INDUSTRY FOR THEM IS HIGHLY COMPETITIVE.

The market for catheters to map and/or ablate AF and VT is highly competitive, as is the market for surgical ablation products. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and cryoblation technologies. Other companies are also developing surgical procedures that could allow physicians to perform the open-heart surgical maze procedure for the treatment of AF in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered non-competitive or obsolete, which would harm our business.

Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include C.R. Bard, Inc., Medtronic, Inc., Boston Scientific, through its EP Technologies and Cardiac Pathways divisions, Johnson & Johnson, through its Biosense-Webster division and St. Jude Medical, Inc., through its Daig division. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias, including Biosense-Webster, a division of Johnson & Johnson, and Endocardial Solutions, Inc. Other companies are also developing, marketing and selling alternative approaches for the treatment of AF and VT, including manufacturers of implantable defibrillators such as Guidant Corporation, Medtronic, Inc. and St. Jude Medical, Inc. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that will be available before those of our competitors, particularly because of our financial position. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would significantly harm our business.

WE LICENSE PORTIONS OF OUR PRODUCT TECHNOLOGY FROM POTENTIAL COMPETITORS, AND THE TERMINATION OF ANY OF THESE LICENSES WOULD HARM OUR BUSINESS.

We rely on license agreements for some of our product technology from potential competitors. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, is the technological basis for our micro-catheter systems for mapping and ablation. Boston Scientific Corporation currently has research efforts in the field of electrophysiology that may compete with our products. Under the Target Therapeutics license agreement we have an exclusive license under specific issued United States patents. The exclusive license from Target Therapeutics covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target Therapeutics' technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, Target Therapeutics has the right to terminate the license earlier if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Furthermore, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. We may lose the licensed rights in the event of an assignment for the benefit of creditors or other bankruptcy or insolvency-related event. The loss of our exclusive rights to the Target Therapeutics-based micro-catheter technology would significantly harm our business.

In December 2000, we sold certain patents and related intellectual property pertaining to intravascular sensing and signal detection to Medtronic, Inc., which currently has research efforts in the field of electrophysiology that may compete with our products. We received a perpetual, worldwide license at no cost from Medtronic to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any non-affiliated party. We have also licensed a proprietary surface-coating material from another vendor used on certain of our micro-catheters.

We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS UNDER DEVELOPMENT IF THEY INFRINGE EXISTING PATENTS OR PATENTS THAT HAVE NOT YET ISSUED.

We believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, because U.S. patent applications are not a matter of public record, a patent application could currently be on file that would prevent us from obtaining a patent issuance. In addition, Congress recently amended the U.S. patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

We have received in the past and expect to continue to receive letters from others threatening to enforce patent or other intellectual rights against us. We cannot be certain that we will not become subject to patent or intellectual property infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. Any such claim, litigation or proceeding, regardless of the outcome, would likely require us to expend substantial defense costs and would disrupt our business. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using important technology invalidate our intellectual property rights, or require us to license disputed rights from third parties. However, we cannot be certain that any licenses will be available to us on commercially reasonable terms or at all. Our inability to obtain such a license could materially delay the commercialization of our products, require us to expend substantial resources to design and develop alternative to the disputed technology, and otherwise harm our business. Our license with Target Therapeutics does not provide us with indemnification against claims brought by third parties alleging infringement of patent rights. Consequently, we would bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property; as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

IF HEALTHCARE PROVIDERS DO NOT RECEIVE ADEQUATE REIMBURSEMENT FOR PROCEDURES USING OUR PRODUCTS, THE MARKET MAY NOT ACCEPT OUR PRODUCTS AND OUR REVENUES MAY DECLINE.

U.S. healthcare providers, including hospitals and physicians, that purchase micro-catheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of healthcare providers to obtain satisfactory reimbursement for medical procedures in which our micro-catheter systems are used. If these healthcare providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

Third-party payors may deny reimbursement if they determine that a prescribed device:

o    has not received appropriate regulatory clearances or approvals;

o is not used in accordance with cost-effective treatment methods as determined by the payor; or

o    is experimental, unnecessary or inappropriate.

If we receive FDA clearance or approval, third-party reimbursement also would depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that:

o    reimbursement   for  our  products  will  be  available   domestically   or
     internationally;

o if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems; or

o that physicians will support and advocate reimbursement for procedures using our products.

Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payors' policies toward reimbursement for procedures employing our products would harm our business. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO MANUFACTURE OUR PRODUCTS IN HIGH VOLUMES AT COMMERCIALLY REASONABLE COSTS.

We currently manufacture our micro-catheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. However, we have limited experience manufacturing our products in the amounts necessary to achieve significant commercial sales. For example, we currently do not have the ability to manufacture one of the components of our SAS in substantial quantities. We expect that if U.S. sales of our PATHFINDER(R) micro-catheter products, our REVELATION(R) micro-catheter products, or our SAS increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

o    capacity constraints;

o    production yields;

o    quality control;

o    shortages of qualified personnel; and

o    cost control

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo QSR compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for the FDA to permit us to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, the State of California and European Notified Bodies. We have demonstrated compliance with ISO 13485:2003 or ISO 9001 quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We comply with procedures to produce products for sale in Europe. Any failure by us to comply with the QSR requirements or to maintain our compliance with ISO 13485:2003 or ISO 9001 standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with QSR or ISO 13485:2003 or ISO 9001 standards. There can be no assurance that we will be found in compliance with the QSR by regulatory authorities, or that we will maintain compliance with ISO 13485:2003 or ISO 9001 standards in future audits. Our failure to comply with state or FDA QSR, maintain compliance with ISO 13485:2003 or ISO 9001 standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

Our facilities and manufacturing processes have undergone a successful annual surveillance audit by the European Notified Body in December 2004 and a pre-PMA inspection in December 2003. In November 2000 and in January 2003, the FDA conducted an inspection of our quality system, which we successfully passed. There is no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards.

IF OUR SOLE-SOURCE SUPPLIERS ARE UNABLE TO MEET OUR DEMANDS, OUR BUSINESS RESULTS WILL SUFFER.

We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

WE MAY  FACE  PRODUCT  LIABILITY  CLAIMS  RELATED  TO THE USE OR  MISUSE  OF OUR
PRODUCTS.

We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have received claims of this type in the past and may receive additional claims in the future. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. Although we currently have general liability and product liability insurance coverage, this coverage is subject to per-occurrence and annual limitations, as well as substantial deductibles. We cannot be certain that such coverage will be adequate or continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our micro-catheter products for single-use only, we are aware that some physicians are re-using such products. Moreover, despite labeling our micro-catheters for diagnostic use only, we believe that physicians are using such mapping micro-catheters for ablation. Multiple use or "off-label" use of our micro-catheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON OUR KEY PERSONNEL.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that, if we are able to raise additional capital in amounts sufficient to maintain and expand our operations, we will be able to attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR STOCK.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Among other factors contributing to the potential volatility of our stock price, additional sales of our common stock in the public market or the perception that such sales could occur could cause the market price of our common stock to decline.

Delaware law, our corporate charter and bylaws and our stockholder rights plan could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control of our company. These provisions include:

o the ability of the board of directors to alter our bylaws without stockholder approval;

o the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with rights set by the board of directors, which rights could be senior to those of our common stock; and

o    the elimination of the rights of stockholders to act by written consent.

Each of these provisions could discourage potential takeover attempts.

In May 2002, we adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock on May 21, 2002. Each right, when exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of a new series of preferred stock on the terms stated in our rights plan. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 15% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors. In addition, we are governed by provisions of Delaware law that may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

These provisions in our charter, bylaws and rights plan and under Delaware law could discourage takeover attempts that our stockholders would otherwise favor, or otherwise reduce the price that investors might be willing to pay for our common stock in the future.

WE ARE SUBJECT TO COMPLIANCE WITH SECURITIES LAW, WHICH EXPOSES US TO POTENTIAL LIABILITIES, INCLUDING POTENTIAL RESCISSION RIGHTS.

We have periodically offered and sold our common stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We have not received a legal opinion to the effect that any of our prior offerings were exempt from registration under any federal or state law. Instead, we have relied upon the operative facts as the basis for such exemptions, including information provided by investors themselves.

If any prior offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we could face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

Risks relating to our current financing agreement:

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR SECURED CONVERTIBLE NOTE DUE MAY 18, 2006 AND OUTSTANDING WARRANTS, AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

As of May 25, 2006, we had 101,694,503 shares of common stock issued and outstanding. As of May 25, 2006, we had outstanding options and warrants to purchase 87,543,234 shares of common stock. We are registering a total of 154,833,333 shares of common stock in this registration statement. The amount being registered includes a total of 92,533,333 shares of common stock underlying a secured loan, interest and related loan fees which are convertible at the option of the lender, Apix International Limited (Apix), at $0.06 per share. The amount being registered also includes 61,800,000 shares of common stock underlying warrants issued to Apix, which are exercisable at $0.06 per share.

IF WE ARE REQUIRED FOR ANY REASON TO REPAY OUR OUTSTANDING SECURED CONVERTIBLE NOTE, WE WOULD BE REQUIRED TO DEPLETE OUR WORKING CAPITAL, IF AVAILABLE, OR RAISE ADDITIONAL FUNDS. OUR FAILURE TO REPAY THE SECURED CONVERTIBLE NOTE, IF REQUIRED, COULD RESULT IN LEGAL ACTION AGAINST US, WHICH COULD REQUIRE THE SALE OF SUBSTANTIAL ASSETS.

On August 26, 2005, we entered into a $3,000,000 secured Loan Agreement (the "Original Loan Agreement") with Apix, which has been fully funded. On February 14, 2006, we entered into a loan facility term sheet (the "New Loan Facility") with Apix, which provides for the rollover of the Original Loan Agreement and the grant of an additional loan facility in the amount of $660,000 at an interest rate of 10% per annum.

We anticipate that the full amount of the secured convertible note will be converted into shares of our common stock, in accordance with the terms of the secured convertible note. If we are required to repay the secured convertible note, we would be required to use our limited working capital and raise additional funds. If we are unable to repay the note, the note holder could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

WE DID NOT REPAY THE PRINCIPAL AND INTEREST UNDERLYING OUR SECURED LOAN WITH APIX BY THE MAY 18, 2006 MATURITY DATE

Pursuant to our secured loan agreement with Apix, we were required to repay the principal and interest underlying the loan by May 18, 2006. Our failure to repay the principal and interest by the maturity date constitutes an event of default pursuant to the loan agreement.

To secure the repayment of principal and interest to Apix under the loan agreement, we entered into a (i) Security Agreement, (ii) Trademark Security Agreement, (iii) Patent Security Agreement, and (iv) Patent, Trademark and Copyright Security Agreement with Apix granting Apix a first priority security interest in all of the Company's assets and intellectual property now owned or hereafter acquired. Apix's remedies upon default of the loan agreement include taking possession and selling the collateral, the occurrence of which would cause us to cease our operations indefinitely.

We have not received a notice of default from Apix, nor has Apix indicated to us that it intends to place us in default under the loan agreement. In addition to the $3,660,000 loaned to us by Apix through March of 2006, Apix advanced an additional $900,000 in funding to us in April and May of 2006, the terms of which have not been finalized.

THE CONVERSION BY APIX OF ALL OR A PORTION OF THE PRINCIPAL, INTEREST AND FEES UNDERLYING THE SECURED LOAN AGREEMENT WOULD PERMIT APIX TO ACQUIRE A MAJORITY OF OUR OUTSTANDING SHARES

The principal, interest and fees underling our secured loan agreement with Apix are convertible, at Apix's option, into up to 154,833,33 shares of our common stock. This amount represents a majority of our outstanding common stock based on 101,694,503 shares outstanding as of May_25, 2006. Apix's conversion of these amounts could result in Apix controlling a majority of our outstanding shares and thus acquiring voting control over the Company. As a result, Apix may in the future control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our Certificate of Incorporation or other material corporate actions.

Risks related to our common stock:

THERE IS A LIMITED MARKET FOR OUR COMMON STOCK WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO DISPOSE OF YOUR STOCK.

Our common stock has been quoted on the OTC Bulletin Board under the symbol "CRDM.OB" since October 26, 2005. There is a limited trading market for our common stock. For example, approximately more than one-third of the trading days during February of 2006 saw trading in our stock on volume of less than 70,000 shares per day. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

OUR HISTORIC STOCK PRICE HAS BEEN VOLATILE AND THE FUTURE MARKET PRICE FOR OUR COMMON STOCK MAY CONTINUE TO BE VOLATILE. FURTHER, THE LIMITED MARKET FOR OUR SHARES WILL MAKE OUR PRICE MORE VOLATILE. THIS MAY MAKE IT DIFFICULT FOR YOU TO SELL OUR COMMON STOCK FOR A POSITIVE RETURN ON YOUR INVESTMENT.

The public market for our common stock has historically been very volatile. Since the day our stock began being quoted on the Nasdaq National Market on June 6, 1997 and through the first quarter ended March 31, 2006, the market price for our common stock has ranged from $7.00 to $0.03. Any future market price for our shares may continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that often are unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public's negative perception of our business may reduce our stock price, regardless of our operating performance. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock for a positive return on your investment.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

Our common stock is currently listed for trading on the OTC Bulletin Board which is generally considered to be a less efficient market than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, our securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended, or Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Penny stocks sold in violation of the applicable rules may entitle the buyer of the stock to rescind the sale and receive a full refund from the broker.

Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

                                 USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, we will receive proceeds from the exercise, if any, of the warrants owned by the selling stockholders, which will be used to fund our daily operations.


            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with our consolidated financial statements provided in the annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on May 5, 2006, and our quarterly report on Form 10-QSB for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

The forward-looking information set forth in this registration statement is as of the date of this filing, and we undertake no duty to update this information. More information about potential factors that could affect our business and financial results is included on page 3 in the section entitled "Risk Factors" of this registration statement.

OVERVIEW

Since our incorporation in November 1992, we have developed, produced and sold a variety of micro-catheters, including those for the diagnosis of ventricular tachycardia (VT). Since 2001, however, our efforts have primarily focused on developing differentiated products that diagnose and treat atrial fibrillation
(AF), including our REVELATION(R) Tx micro-catheter for use in the electrophysiology (EP) market, and our Surgical Ablation System (SAS) for use in the surgical market. Our EP products allow for the mapping (diagnosis) and ablation (treatment) of the two most common forms of cardiac arrhythmias: atrial fibrillation and ventricular tachycardia. Arrhythmias are abnormal electrical heart rhythms that adversely affect the mechanical activities of the heart and can significantly affect a person's quality of life and potentially can be fatal. We have developed micro-catheter-based systems designed (i) to locate and provide more extensive and less traumatic access to arrhythmia-causing tissue for diagnosing the arrhythmia, referred to as mapping, and (ii) to restore normal heart rhythms by isolating and/or blocking the arrhythmia-causing tissue using radio frequency energy, referred to as ablation. Our micro-catheters incorporate multiple electrodes at the distal end to record electrical signals for mapping and, with certain micro-catheters, to transfer radio frequency energy for tissue ablation, allowing physicians to both map and ablate arrhythmias using the same micro-catheter. Our micro-catheters are designed with variable stiffness guidewire technology and a highly flexible distal tip to allow more extensive and less traumatic access to the chambers and vasculature of the heart. In addition, all of our micro-catheters are disposable, single-use products that we believe can be adapted to and used with conventional ECG-recording systems and with existing compatible radio frequency generators, eliminating the need for significant new investment in capital equipment by hospitals.

More recently, we have leveraged our proprietary technologies for treating AF into the development of products for the surgical market. On January 29, 2003, we received notice from the FDA that it had approved for commercialization of our SAS for use in cardiac surgery. This new system connects the Cardima Surgical Ablation Probe, a deflectable multi-electrode linear array micro-catheter technology, to a commercially available electrosurgical radio frequency generator through the INTELLITEMP(R), a multi-channel radio frequency, or RF, energy management device. This system allows surgeons to direct RF energy through any combination of up to eight probe electrodes simultaneously into cardiac tissue, a feature, which can significantly reduce the time required to perform an ablation-based "maze" procedure. Since September 2003, the SAS has been utilized on a limited basis to treat AF as an adjunct procedure to valve replacement. In the first quarter of 2004, the SAS was utilized in two less invasive cases for the treatment of AF, opening the door to the prospect of the SAS technology being broadly used in a stand-alone procedure to treat AF. We do not currently plan to market our SAS ourselves, and are currently seeking to sell or otherwise consummate a strategic transaction for this system.

We have generated revenues of approximately $21.3 million from inception to December 31, 2005. Prior to January 1997, these revenues were generated primarily  in Europe  and Japan from sales of our  PATHFINDER(R)  and  TRACER(R)
micro-catheter systems for diagnosing VT and our REVELATION(R) micro-catheter system for diagnosing AF, as well as ancillary products such as the VENAPORT(R) guiding catheters. Since 1997 and the U.S. FDA's clearance of certain of our products, sales in the United States consist primarily of our PATHFINDER(R) and REVELATION(R) lines of micro-catheters for diagnosing VT and AF, respectively. To date, our international sales have been made through our small direct sales force, which currently consists of one sales consultant, and distributors who sell our products to physicians and hospitals. European sales consist primarily of the REVELATION(R) Tx, REVELATION(R) T-Flex and REVELATION(R) Helix micro-catheters for treatment of AF following receipt of CE Mark for those products in December 1998, December 2001 and November 2002, respectively.

We have experienced significant operating losses since inception. We expect that our operating losses will continue for the foreseeable future as we continue to invest substantial resources in product development, pre-clinical and clinical trials, seeking regulatory approval, sales and marketing and manufacturing. Because our cash resources are extremely limited, we must raise additional capital in the immediate future in order to continue to pursue FDA approval for our REVELATION(R) Tx micro-catheter system, seek to sell or otherwise consummate a strategic transaction involving our SAS, and otherwise continue operations.

Obtaining and maintaining regulatory approvals is critical to our business. We are required to conduct clinical trials, demonstrate safety and effectiveness and obtain either 510(k) or PMA approval from the FDA in order to legally sell any of our products for treating AF or VT in the United States. While the SAS has received 510(k) approval from the FDA for the ablation of cardiac tissue during cardiac surgery using radio frequency energy, PMA approval will be required prior to the introduction in the United States of the REVELATION(R) Tx, REVELATION(R) T-Flex and REVELATION(R) Helix micro-catheter systems for treating AF. Obtaining PMA for any of these products will require additional clinical trials, which will require substantial time and expense. Outside of the United States, our strategy has been to obtain regulatory approvals in those geographies that offer existing infrastructure to support medical technology as well as offer the potential for adequate product demand with the goal of positioning us to expand into these geographies once we have sufficient capital and other resources. To date, we have emphasized obtaining regulatory approvals in Western Europe and select portions of Asia. We cannot assure you that we will be able to obtain or maintain regulatory approvals.

Our primary focus is to obtain FDA approval in the United States of the REVELATION(R) Tx micro-catheter system for the treatment of AF. On September 30, 2002, we submitted a PMA application for this system to the FDA. On May 29, 2003, we met with the Circulatory System Devices Panel, which recommended that the FDA not approve our PMA application. The Circulatory System Devices Panel commented favorably on the safety and need for this type of device. However, the Panel felt that efficacy data was not sufficiently clear and supportive for the approval. The Panel provided several suggestions on how to possibly reexamine the existing data or how to collect more data on existing patients. On June 26, 2003 we received a letter from the FDA, which stated that the FDA concurred with the Panel's non-approval recommendation. On January 20, 2004 we submitted an amendment to our PMA filing, in which we provided new analysis and an expanded patient base. On May 28, 2004 we received a letter, dated May 21, 2004, from the FDA, stating that our PMA application for the REVELATION(R) Tx linear ablation micro-catheter system was not approvable based on the requirements of applicable regulations. The letter stated that, although we had provided information on an additional 32 patients in the clinical trial in our PMA application amendment submitted in January 2004, the concerns identified in the FDA's initial non-approvable letter of June 26, 2003 remain unresolved. Among other things, the FDA's letter stated that the FDA's position that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION(R) Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. We have been engaged in continuing dialogue with the FDA since our receipt of the non-approvable letter on May 28, 2004. At a meeting with the FDA's CDRH on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION(R) Tx for AF, and that the nature of the trial's primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured.

On June 10, 2005, we met with the FDA's CDRH to continue the process towards seeking approval for the REVELATION(R) Tx ablation catheter for treatment of AF. The PMA, which was previously submitted in June 2003 and amended in January 2004, included phase III data obtained by treating self-terminating AF. Trial data indicated substantial and statistically significant improvements were realized almost uniformly for all measured arrhythmia symptoms as well as for quality-of-life measures. The study demonstrated that the addition of right atrial catheter ablation to a regimen of previously ineffective AADs yields a significant reduction in the frequency, duration and severity of AF episodes and symptoms. Of the ninety-three subjects included in the trial, eighty-four subjects (90%) provided six-month AF episode frequency data. This data demonstrated a significant decrease in symptomatic frequency when compared to baseline. In addition, forty-nine subjects (58%) were considered a clinical success by protocol definition.

The focus of this latest meeting was to exchange views on each other's positions and to discuss the issues stated in the May 21, 2004, and the June 26, 2003, FDA non-approvable letters. No conclusions were reached at the end of the three-hour meeting, but both sides agreed to continue the dialog. The parties have not set a date for a follow-up meeting. We believe that the data submitted in January 2004 in an amended PMA for the REVELATION Tx provides sufficient support for safety and effectiveness to reduce symptomatic AF burden and improve the quality of life of patients suffering from self-terminating but very uncomfortable AF within the least burdensome guidelines of the FDA.

We had cash and cash equivalents of approximately $124,000 as of December 31, 2005 and approximately $230,000 as of March 31, 2006. During 2005, we entered into a Loan Facility Term Sheet with Apix International Limited (Apix), which provided us a $3 million loan financing. On February 14, 2006, we entered into a new loan facility term sheet (the "New Loan Facility") with Apix, which provided for the rollover of the original loan agreement and the grant of an additional loan facility in the amount of $660,000. Our management believes that our cash balances as of March 31, 2006 will be sufficient to fund planned future expenditures for one month. Our management recognizes that the cash balance is inadequate and the immediate need to raise funds, however we cannot assure you that we will be successful in consummating any fundraising transaction, or, if we do consummate such a transaction, that its terms and conditions will not be unfavorable to us. Any failure by us to obtain additional funding will have a material and adverse effect on us, and will likely result in our inability to continue as a going concern. In their opinion accompanying our December 31, 2005 financial statements, our independent registered public accounting firm concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have, therefore, modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No.151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-based Payment". SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option-pricing model for estimating fair value, which is then amortized to expense over the service periods. SFAS No. 123(R) allows for either modified prospective recognition of compensation expense or modified retrospective recognition. In the first quarter of 2006, the Company began to apply the modified prospective recognition method and implemented the provisions of SFAS No. 123(R). The Company is currently evaluating the requirements of SFAS 123(R) and expects that the adoption of SFAS 123(R) will increase the loss of the Company.

In May  2005,  the FASB  issued  SFAS No.  154,  "Accounting  Changes  and Error
Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and is effective for fiscal years beginning after December 15, 2005, i.e. fiscal year ended December 31, 2006. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial statements.

Results of Operations - Three months ended March 31, 2006 as compared to three months ended March 31, 2005

Net Sales

Net sales for the quarter ended March 31, 2006 decreased 31% to $384,000 from $555,000 for the same period in 2005. The decrease in net sales is primarily attributable to the limited manufacturing capacity caused by the reduction-in-force in August 2005. Regionally, net sales in the United States decreased 35% or $94,000 to $174,000 in the first quarter of 2006 from $268,000 for the same period in 2005. This was due primarily to the termination of our U.S. sales force in August 2005. Net sales in our Japan/Asia region decreased 43% to $125,000 in the first quarter of 2006 from $219,000 for the same period in 2005 while net sales in our Europe region increased $14,000 or 21% to $82,000 in the first quarter of 2006, from $68,000 for in the comparable period of 2005. These changes were basically due to management's decision to shift its shipment priority from Asia to Europe in this quarter.

Cost of Goods Sold

Cost of goods sold primarily includes raw materials costs, catheter fabrication costs, system assembly and testing costs, shipping and handling costs, and manufacturing labor and overhead. Cost of goods sold for the quarter ended March 31, 2006 increased 7%, or $33,000, to $498,000 from $465,000 for the same period in 2005. Cost of goods sold as a percentage of net sales increased by 55%, from 84% to 130%, for the three months ended March 31, 2006 as compared to the same period of the prior year. The increase in the cost of goods sold as a percentage of net sales was due to: (i) products selling at low and below cost margins and
(ii) the charge of $85,000 allowance for excess and obsolete inventory per the Company policy in the quarter ended March 31, 2006, as compared to no charge for the comparable period in 2005.

Research and Development Expenses

Research and development expenses include product development, clinical testing and regulatory expenses. Total research and development expenses for the quarter ended March 31, 2006 decreased 37%, to $416,000 from $656,000, for the same period in 2005. This decrease is primarily attributable to declining revenue. The Company's research and development staff has decreased from 11 employees at March 31, 2005 to four employees at March 31, 2006.

Selling, Marketing, General and Administrative Expenses

Selling, marketing, general and administrative expenses for the quarter ended March 31, 2006 decreased $1,050,000, or 61%, to $670,000 from $1,720,000 for the same period in 2005. Selling expenses for the three months ended March 31, 2006 decreased $161,000, or 70%, to $68,000 from $229,000 for the same period in 2005. Marketing expenses for the first three months of 2006 also decreased 70%, or $88,000, to $37,000 from $125,000 for the same period in 2005. The decrease was primarily due to the company-wide furlough instituted in June 2005 and subsequent headcount reduction instituted in August 2005. General and administrative expenses for the first three months of 2006 decreased by $837,000, or 62%, to $514,000 from $1,351,000 for the first three months of 2005. This decrease was mainly due to the headcount reduction in August 2005 and offset partially by the stock-based compensation expense of $119,000 with the adoption of Statement of Financial Accounting Standards (SFAS) 123(R), "Share-based Payment," in the first quarter of 2006. In addition, there was a $255,000 charge relating to the implementation of a Sarbanes-Oxley Act compliance program in the first quarter in 2005. There was no such charge in the same period in 2006.

Interest Expense

Interest expense for the quarter ended March 31, 2006 increased approximately $2,149,000 to $2,151,000 from $2,000 for the same period in 2005. The increase was primarily due to (i) Apix loan interest of $77,000, (ii) Apix February 2006 loan fees amortization of $333,000, (iii) Apix August 2005 loan fees amortization of $304,000, and (iv) Apix warrant-related loan discount amortization of $1,436,000.

LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents of approximately $124,000 as of December 31, 2005 and $230,000 as of March 31, 2006. Our management believes that our cash balances as of March 31, 2006 will be sufficient to fund planned expenditures only for one month. In April 2006, Apix International Limited (Apix) continued to provide loan financing to us in the amount of $675,000 and the terms of this additional financing have not been finalized yet. Although our management recognizes the need to raise funds in the immediate future, there can be no assurances that we will be successful in doing so, or, if we do consummate a financing transaction, that its terms and conditions will not be unfavorable to us. Our financing which closed on November 24, 2004 contains terms that substantially restrict our ability to raise the further funding that we will need to continue our operations. We are also contractually prohibited from issuing certain kinds of convertible securities without the consent of some of our investors. Any failure by us to obtain additional funding will have a material effect upon us, and will likely result in our inability to continue as a going concern. Our independent auditors have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have, therefore, modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty.

We have financed our operations to date principally through private placements of equity securities, which have resulted in net proceeds of approximately $117,207,000 through December 31, 2005, the initial public offering of our common stock in June 1997, which resulted in net proceeds of approximately $13,600,000, together with interest income on such proceeds, borrowings under a $3,000,000 line of credit, sale of certain of our non-core patents to Medtronic for $8,000,000, and equipment leases to finance certain capital equipment which have provided proceeds in the amount of $4,700,000.

Net cash used in operating activities was approximately  $5,960,000,  $9,278,000 and $12,474,000 for the years ended December 31, 2005, 2004 and 2003, respectively, resulting primarily from operating losses incurred. Net cash used in investing activities was $124,000 in 2005 and related to the capital expenditures of property and equipment, as compared to $97,000 and $155,000 used in 2004 and 2003 for the same expenditures. Net cash provided by financing activities was approximately $2,354,000, $6,783,000 and $15,690,000 for the years ended December 31, 2005, 2004 and 2003, respectively, resulting primarily from the loan financing in 2005 and the sale of equity securities in private placement transactions and borrowings under the line of credit in 2004 and 2003.

Recent Financings

On May 27, 2005, we entered into a $1.5 million secured loan agreement with Agility Capital, which funded us $300,000 of the loan on closing. Under the terms of the agreement, the lender at its sole discretion could fund the remainder in $200,000, $500,000 and $500,000 installments dependent on our achieving certain milestones. To secure its obligations under the loan agreement, we granted Agility Capital a security interest in substantially all of our assets, including our intellectual property. Also, according to the loan agreement, all amounts outstanding become due and payable the earlier of an event of default by the company or August 15, 2005. We were also required to pay Agility Capital an "Exit Fee" of $450,000 upon an Event of Default.

On June 16, 2005, Agility Capital notified us that in its view an event of default had occurred and that all amounts outstanding were then due and payable. The lender also swept our bank accounts containing approximately $456,000 and used the proceeds for repayment of the loan and a portion of the "Exit Fee" due under the loan agreement. Agility Capital also indicated that it was unwilling to fund further loans under the loan agreement.

On June 17, 2005, our cash balances were insufficient to continue operations and all the employees were placed on indefinite furlough in order to conserve cash.

On August 12, 2005, we entered into a Loan Facility Term Sheet with Apix, which provided us with up to $2 million in new financing. We received the first $500,000, a portion of which was used to retire our outstanding secured loan agreement with Agility Capital. On August 15, 2005, we re-hired certain furloughed employees and resumed operations.

On August 28, 2005, we signed a loan agreement with Apix, which increased the total amounts to be financed from $2 million to $3 million. The principal amount of the promissory note dated August 12, 2005 for $500,000 was rolled over into the new loan agreement. We received an additional $500,000 on this closing date. Per the funding schedule, we received $500,000 on September 8, 2005 and $500,000 on October 11, 2005. The remainder of the loan was received as follows: $350,000 on November 16, 2005, $350,000 on December 14, 2005 and $300,000 on January 18,
2006. The loan agreement was secured by a first lien on all our assets and intellectual property. All funds had interest at a rate of 10% per annum.

Per the loan agreement, we were required to pay a facility fee of $60,000, a due diligence fee of $25,000, a document review and preparation fee of $50,000 and an exit fee of $900,000 at the end of the loan agreement. All these fees were being amortized as non-cash interest expense over the life of the loan.

Also the loan agreement has an optional conversion clause that at its sole option, Apix may elect to receive payment for all or any portion of the facility fee, the exit fee and the accrued interest due under the loan, in full or partial satisfaction of such amounts, that respective number of our common stock at a rate of $0.10 per share (the conversion price has been reduced to $0.06 per share, as described below).. We recognize the gains and losses quarterly. At the end of the loan agreement, if the lender ultimately exercises this option, any additional gains or losses on the difference between the conversion price and the fair value of the stock at the time of conversion will be included in our earnings during that period.

Additionally, we provided Apix warrants with registration rights to purchase 30,000,000 shares of capital stock with a strike price of $0.10 per share (the exercise price has been reduced to $0.06 per share, as described below). The beneficial conversion effect resulting from the excess of the market price of the stock upon inception over the $0.10 per share conversion price less the effect of the discount attributable to the value of the warrants is also being charged to non-cash interest during the periods the loan is outstanding. On February 14, 2006, we entered into a new loan facility term sheet (the "New Loan Facility") with Apix, which provided for the rollover of the original loan agreement and the grant of an additional loan facility in the amount of $660,000 at an interest rate of 10% per annum. In addition, we and the lender agreed to the following terms: (i) the maturity date of the original loan facility was extended from February 28, 2006 to May 18, 2006; and (ii) the exercise price of the original warrant has been adjusted to $0.06 per share. In addition, we have granted the Lender a new warrant to purchase 23,800,000 shares of our common stock at an exercise price of $0.06 per share for a term of ten years. In addition, upon completion of the full funding under the new loan facility, we will grant the lender warrants to purchase an additional 8,000,000 shares of our common stock at an exercise price of $0.06 per share for a term of ten years;
(iii) we have granted the lender the right to convert the loan principal, interest, facility fees and exit fees into shares of our common stock at a conversion price of $0.06 per share; (iv) the facility fee has been increased from $60,000 to $80,000. In addition, the exit fee has been increased from $900,000 to $1,300,000; (v) upon completion of the full funding under the new loan facility, the exit fee would be increased by $260,000; (vi) we agree to register the shares underlying the loan principal, facility fees, and warrants on a registration statement as soon as practicable after the date of issuing the warrant, but in any event no later than May 31, 2006. We received funding under this agreement of $200,000 and $460,000 in February and March 2006, respectively. In April and May of 2006, Apix provided additional funding to us in the amount of $900,000, the terms of which have not been finalized..

Prior Equity Financings

Our principal source of the cash needed to fund our operations has been private placements of common stock and warrants to purchase common stock. In recent years, we have been required to effect these equity financings at a discount to the then-prevailing market price of our common stock. The following summarizes our equity financings over the last three years, including the cash and equity fees that we have paid to financial advisors in connection with those financings.

On December 31, 2002 and January 22, 2003, we sold by means of a private placement an aggregate of 5,333,319 shares of our common stock at prices of $0.74955 per share for gross proceeds of $4,000,000. In addition, we issued to the investors warrants to purchase 2,400,000 shares of our common stock at an exercise price of $0.8245 per share. We paid to the party that acted as finder in connection with this private placement upon execution of a letter agreement a fee of $325,000 in cash plus 66,667 shares of our common stock and warrants to purchase 533,331 shares of our common stock at an exercise price of $0.8245. The warrants issued to the finder are not redeemable and allow for "cashless exercise" whereby the finder may use shares issuable upon exercise of the warrant in payment of the exercise price.

On March 28, 2003, we sold by means of a private placement an aggregate of 2,941,175 shares of our common stock at a price of $.085 per share for gross proceeds of $2,500,000. In addition, we issued to the investors warrants to purchase 1,176,470 shares of our common stock at an exercise price of $1.25 per share. The warrants became exercisable beginning on September 28, 2003. We might redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock had been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days and other conditions were met. We paid to the party that acted as agent in connection with this private placement a total of $175,000 in cash and warrants to purchase 294,117 shares of our common stock at an exercise price of $0.935. We used the net proceeds of our offerings from August 2002 through April 2003 for development activities, clinical trial expenses and increased regulatory activities in preparation for our May 2003 FDA Panel meeting, commercialization of product offerings, operating costs and other general corporate purposes.

On April 11, 2003, we sold by means of a private placement an additional 4,395,587 shares of our common stock at a price of $0.85 per share for gross proceeds of approximately $3,700,000. In addition, we issued to the investors warrants to purchase 1,758,234 shares of our common stock at an exercise price of $1.25 per share. The warrants became exercisable beginning on October 11, 2003. We might redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock had been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days and other conditions were met. We paid to the parties that acted as agents in connection with this private placement upon the closing of the transaction, a total of $270,000 in cash and warrants to purchase 448,557 shares of our common stock at an exercise price of $0.935.

On August 13, August 14 and August 18, 2003, we sold by means of a private placement an aggregate of approximately 10,282,800 shares of our common stock at a price of $0.5296 per share, 2,421,980 shares of common stock at a price of $0.5664 per share and 977,176 shares of common stock at a price of $0.6064 per share for net proceeds of approximately $6.8 million. In addition, we issued to the investors warrants to purchase 3,084,840 shares of our common stock at an exercise price of $0.7282 per share, warrants to purchase up to 726,590 shares at an exercise price of $0.7788 per share; and warrants to purchase up to 293,152 shares of our common stock at an exercise price of $0.8338 per share. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.0592, $1.1328 or $1.2128, respectively, (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days, so long as our stock remains listed on specified securities exchanges or trading markets and a registration statement covering the resale of the warrant shares is effective, among other conditions. We used net proceeds of our August 2003 offering for development activities, commercialization of product offerings, operating costs, severance payments associated with our June 2003 reduction in force, and other general corporate purposes.

In October 2003, we called the warrants dated August 13, 2003 with exercise prices of $0.7282 for redemption on March 15, 2004. All of the warrants issued to August 13, 2003 were exercised prior to the redemption date, as well as some warrants issued on August 14 and August 18, 2004, resulting in net proceeds of $3.1 million. We paid approximately $520,000 in cash to parties that acted as our agents in connection with this private placement, and issued to the agents warrants to purchase 321,057 shares of our common stock at an exercise price of $0.8375 and warrants to purchase up to 440,812 shares of our common stock at an exercise prices that range from $0.90 per share to $1.1025 per share. The closing of this transaction caused additional shares of common stock to be issuable under the anti-dilution provisions of certain of our previously issued securities. In March 2004, we agreed to reduce the exercise price of 440,812 shares of the agents' warrants from $1.10, $1.1025 and $0.90 per share to $0.8375 per share, to encourage the agent to exercise the warrants for cash.

On December 19, 2003, we sold by means of a private placement an additional 3,583,327 shares of our common stock at a price of $0.87 per share for gross proceeds of approximately $3,117,000. In addition, we issued to the investors warrants to purchase 1,074,993 shares of our common stock at an exercise price of $0.957 per share. The warrants were exercisable beginning on June 19, 2004. We might redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.74 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days and other conditions were met. Redemptions initiated prior to June 19, 2004 were subject to deferral and certain other conditions. We paid to the parties that acted as our agents in connection with this private placement a total of $218,225 in cash and issued to the agents warrants to purchase 303,608 shares of our common stock at an exercise price of $0.957 per share and warrants to purchase 20,689 shares of our common stock at an exercise price of $1.2375 per share.

On November 24, 2004, we sold by means of a private placement 16,465,439 shares of our common stock at a price of $0.2733 per share for net proceeds of approximately $4.1 million. In addition, we issued to the investors four-year warrants to purchase 6,586,165 shares of our common stock at an exercise price of $0.4295 per share. The warrants would be exercisable beginning on May 24, 2005. We issued to the parties that acted as our placement agents in connection with this private placement identical warrants to purchase 987,926 shares of our common stock.

Results of Operations - Year ended December 31, 2005 as compared to year ended December 31, 2004

Net Sales

For the year ended December 31, 2005, revenues decreased 21% to $1,859,000 from $2,366,000 in 2004. Primarily due to the June 2005 furlough, which was due to the loan default with Agility Capital LLP (Agility Capital), and the subsequent elimination of the US sales force in August 2005, U.S. sales decreased 40% to $682,000 from $1,142,000 in 2004 while European sales decreased 22% to $275,000 from $351,000 in 2004. Sales in the Asia/Pacific market increased slightly, or 5%, to $902,000 from $857,000 in 2004.

Cost of Goods Sold

Cost of goods sold for 2005 decreased 23% to $1,999,000 from $2,608,000 for 2004. Cost of goods sold as a percentage of net sales decreased by 2%, from 110% in 2004 to 108% in 2005. The decrease in the cost of goods sold was directly related to the decrease in sales.

Research and Development Expenses

Research and development expenses decreased 47% to $2,074,000 in 2005 from $3,947,000 in 2004. The decrease in 2005 was primarily due to the decrease in funding and product sales. Additionally the headcount in the research and development dropped from 6 to 4 at the end of 2004 and 2005, respectively. The costs associated with research and pre-clinical programs and clinical development programs were approximately (in thousands):

                                               ------------------------------
                                                   Year ended December 31,
                                               ------------------------------
                                                    2005             2004
                                               -------------     ------------
      Research and preclinical programs        $       1,215     $      2,417
      Clinical development programs                      859            1,530
                                               -------------     ------------
       Total research and development          $       2,074     $      3,947
                                               =============     ============


Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2005 decreased 13% to $4,817,000 from $5,528,000 in 2004. Selling expenses for 2005 decreased 47% to $519,000 from $983,000 in 2004 primarily due to the August 2005 reduction in force. Marketing expenses for 2005 also decreased 45% to $273,000 from $496,000 in 2004. The decrease in marketing expenses was due to the reduction in force and fewer marketing events. The headcount in the sales and marketing dropped from 8 to 3 at the end of 2004 and 2005, respectively.

Interest and Other Income, Interest Expense

Interest and other income for 2005 increased significantly to $2,053,000 from $18,000 in 2004. The increase was due primarily to the re-valuation of the warrants related to Apix's August 2005 financing. Interest expense for 2005 also increased tremendously to $3,350,000 from $14,000 in 2004. The increase was primarily due to: (i) the Apix loan interest, (ii) the Apix loan fees' amortization, (iii) the Apix loan discount amortization, and (iv) the Agility Capital loan default penalty.

Other Non-cash Expense

There was no other non-cash expense for the year ended December 31, 2005. For the year ended December 31, 2004, the other non-cash expense was $33,000, which related to the warrants issued in connection with our December 2003 private placement, and represents the difference in the warrants' valuation between their dates of issuance and the registration of the shares underlying the warrants.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue from two types of customers, end users and distributors. Revenue is recognized in accordance with SEC Staff Accounting Bulletin 104, "Revenue Recognition in Financial Statements" when all of the following criteria are met: persuasive evidence of an arrangement exists, shipment of the product has occurred and title of products transferred at the point of shipment, payment of the product is reasonably assured and no substantive obligations to the customer remain. Revenue is presented net of discounts, allowances, and returns. Customers are not entitled to any rights of product return. Payment terms are either open trade credit or cash. We have distributors in Asia and Europe and we record as revenue the wholesale price we charge our distributors. The distributors assume the title and risk of loss at the shipping point.

Cost of Goods Sold

Cost of goods sold primarily includes raw material costs, catheter fabrication costs, system assembly, shipping and handling charges, testing costs and manufacturing overhead.

Research and Development

Research and development costs, which include clinical and regulatory costs, are charged to expense as incurred.

Notes Receivable & Allowance for Loan Loss

The reserve for doubtful notes represents management's estimate of principal and accrued interest losses as of the balance sheet date. Determination of the reserve is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows. Also, specific reserves are established in cases where management has identified significant conditions or circumstances related to an individual's credit that we believe indicates the note is un-collectible. Note losses are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Evaluations of the reserve balance are conducted quarterly.

Property and Equipment

Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Financial Statements.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis, and market determined on the basis of estimated realizable values. Production cost includes material, labor and manufacturing overhead. When circumstances dictate, we write inventory down to its estimated realizable value based upon assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. If circumstances change, causing us to reduce our estimate of realizable value for specific inventory items or categories, additional provisions to cost of sales may be required

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized, and have been provided for all periods presented.

Stock Based Compensation

For periods prior to 2006, we elected to follow Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options, including Financial Accounting Standards Board Interpretation (FIN) 44, "Accounting for Certain Transactions Involving Stock Compensation." Compensation expense was based on the difference, if any, between the fair value of our common stock and the exercise price of the option or share right on the measurement date, which is generally the date of the grant. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share Based Payment," which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The FASB concluded that companies could adopt the new standard in one of two ways:

o the modified prospective transition method, in which the company would recognize share-based employee compensation from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date; or

o the modified retrospective transition method, in which a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," pursuant to which a company would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123.

We have adopted SFAS No. 123R during the first quarter of fiscal 2006 and used the modified prospective transition method. We anticipate that the adoption will increase our loss in 2006.

Impairment of Long-Term Assets

We periodically assess the realizability of its long-lived assets and evaluate such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

Change in Fair Value of Derivative Instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, we recognize all derivatives on the balance sheet at fair value. For derivatives that are not designated as hedges under SFAS No. 133, changes in the fair values are recognized in earnings in the period of change.

Contractual Commitments

Following is a schedule of future contractual commitments at December 31, 2005 (in thousands):


                                      2006      2007        2008       Total
                                   ---------   -------    --------   ---------

   Loan Repayment...............   $   4,152   $     -    $      -   $   4,152
   Operating Leases.............         272       115           -         387
   Capital Leases...............          28        26           3          57
   Purchase Obligations.........          12         -           -          12
                                   --------------------------------------------
   Total Minimum Payments  .....   $   4,464   $   141    $      3   $   4,608
                                   ============================================

The total loan repayment of $4,152,000 and the total operating leases of $272,000 include interest payments of $117,000 and $5,000, respectively. Our purchase obligations are guaranteed payments consisting of contracts relating to internal control over financial reporting consultation, investor relations, and royalties.

Our future liquidity and capital requirements will depend upon numerous factors, including whether we are successful in closing a transaction involving our Surgical Ablation System that generates cash for use in operations, the timing and nature of regulatory developments, the cost and progress of product development efforts and clinical trials, and sales and marketing activities, the extent to which we encounter claims or disputes, the extent to which our products gain market acceptance and other competitive developments.

As of December 31, 2005, we had cash on hand of $124,000, negative working capital of $4.1 million, and an accumulated deficit of approximately $121.8 million. Our management expects to continue to incur additional losses in the foreseeable future as we continue to pursue FDA approval for REVELATION(R) Tx, and continue to invest in new product development and commercialization efforts, as further explained in Note 1 to the financial statements.

                                LEGAL PROCEEDINGS

We are currently not a party to any material legal proceedings. Notwithstanding the foregoing, we have entered into several agreements with parties to act as our financial advisors, finders or agents in connection with actual and proposed equity financings, which have provided that we will pay cash fees and issue warrants to purchase shares of our common stock to these parties in connection with our financings. Some of these advisors, finders and agents have alleged that they are owed additional cash and warrant compensation in connection with our prior financings, to which we have felt they were not entitled, and which would be in addition to fees and warrants paid to other advisors with respect to the same investors. Our financial advisors, finders and agents may assert similar claims in the future. Additional details concerning the terms of these various agreements, and the fees and warrants previously paid to these parties, can be reviewed in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission on May 5, 2006. An unfavorable outcome of some or all of these matters could have a material adverse effect on our cash flows, business, results of operations or financial position. An estimate of potential loss from pending claims cannot be made at this time.

                             DESCRIPTION OF PROPERTY

We lease an approximately 29,000 square feet facility in Fremont, California. Our facility includes a 4,000 square feet clean-room, a machine shop for prototyping and tooling, extrusion and braiding capability, wire grinding operations, general assembly/test/inspection areas, and a materials area. Our amended facility lease expires in May 2007.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, ages and titles of our executive officers and directors as of May 24, 2006:

                                                                                                           Director
               Name of Director             Age                    Principal Occupation                      Since
      -----------------------------------  -------  ---------------------------------------------------   ------------
      Gabriel B. Vegh                        66     Chief Executive Officer, Acting Chief Financial           1992
                                                    Officer and Chairman of our Board of Directors
      Jesse D. Erickson                      74     Retired Executive of Kaiser Aluminum and                  2001
                                                    Retired Director and Chairman of the Investment
                                                    Committee of S.H. Cowell Foundation
      Rodolfo C. Quijano, Ph.D., M.D.        70     Chief Technical Officer of 3F Therapeutics, Inc.          1999
      Phillip Radlick, Ph.D.                 68     Independent Consultant                                    1994
      Lawrence J. Siskind                    53     Partner, Harvey Siskind Jacobs LLP                        2001
      John R. Cheney                         48     Director, Apix International Limited                      2006
      Tony K. Shum                           37     Business Development Executive, HSBC                      2006
      Tina Sim                               37     Independent Consultant                                    2006
      Andrew K. Lee                          35     Financial Consultant, Asia Peak Holdings Limited          2006


Mr. Gabriel B. Vegh, our founder, has been our Chief Executive Officer since June 2000, Acting Chief Financial Officer since June 2005 and Chairman of our Board of Directors since May 2001. Mr. Vegh has been one of our directors since November 1992, and served as our President from June 2000 to May 2001. He was our Executive Vice President from January 1995 until June 2000, and our Chief Operating Officer from November 1994 through January 1995. Mr. Vegh was our President from May 1993 through November 1994, and our Chief Financial Officer from May 1993 through July 1996. Prior to joining us, from August 1985 until May 1993, Mr. Vegh was the Vice President, Operations of Target Therapeutics, Inc., which is now a division of Boston Scientific Corporation. From February 1983 until August 1985, Mr. Vegh was General Manager, Pilot Operations of Advanced Cardiovascular Systems, Inc., which is now a division of Guidant Corporation. Mr. Vegh received a B.S. in Mechanical Engineering from the New Jersey Institute of Technology.

Mr. Jesse D. Erickson has been one of our directors since May 2001. Mr. Erickson was the President of the S. H. Cowell Foundation, a private charitable foundation in San Francisco, from 1991 to 1998. He then served as director and chairman of the investment committee of the S. H. Cowell Foundation until 2001 when he retired. Mr. Erickson worked for Kaiser Aluminum & Chemical Corporation for 32 years, holding various executive positions including President of Kaiser Aluminum International, Chief Administrative Officer and Sheet and Plate Division Manager. He retired from Kaiser in 1989 as a Senior Vice President. Mr. Erickson received a B.S. in Business and Chemical Engineering from the Massachusetts Institute of Technology.

Dr. Rodolfo C. Quijano has been one of our directors since November 1999. Dr. Quijano is a founder of VenPro, Inc. and served as its Chief Technical Officer from 1997 to 2003, and has been Chief Technical Officer of 3F Therapeutics, Inc. since 1998. Dr. Quijano serves on the Board of Directors of Orqis, Inc. (formerly ForeFlow, Inc.), of which he is also the founder. Previously, Dr. Quijano was the General Manager of Hepatix, AG, from 1993 to 1994 and from 1987 to 1993 was the Vice President of Research and Development, Regulatory Affairs and Clinical Research for the Edwards Cardiovascular Surgery Division of Baxter Healthcare. Dr. Quijano received a B.S. in Chemistry from the University of Alabama and a Ph.D. from the University of Central America.

Dr. Phillip Radlick has been one of our directors since November 1994. Dr. Radlick is currently an independent consultant in the healthcare industry. Dr. Radlick served as President and Chief Executive Officer of Lipid Sciences, Inc., a publicly held biotechnology company, from June 2000 until October 2002. Dr. Radlick was our President and Chief Executive Officer from November 1994 to June 2000. Prior to joining us, from November 1992 until October 1994, Dr. Radlick was the President and Chief Executive Officer of Hepatix, Inc., a start-up medical device company. From November 1986 until November 1992, Dr. Radlick was the President of Edward's Cardiovascular Surgery Division, a division of Baxter Healthcare responsible for the development, manufacture and sale of cardiovascular products. Dr. Radlick received a B.S. in Chemistry and a Ph.D. in Organic Chemistry from the University of California, Los Angeles.

Mr. Lawrence J. Siskind has been one of our directors since December 2001. Mr. Siskind is currently a partner of Harvey Siskind Jacobs LLP, a law firm in San Francisco, California where he specializes in litigation, registration and transactional advice regarding domestic and international copyrights, trademarks, trade secrets and unfair competition. Mr. Siskind was appointed by President Reagan in 1987 to serve as the nation's first Special Counsel for Immigration Related Unfair Employment Practices, returning to private practice in 1989. In 1996, former California Governor Pete Wilson appointed Mr. Siskind to serve as a charter member of the State Commission on Academic Content and Performance Standards. In 1998, former Governor Wilson appointed Mr. Siskind to his Advisory Council on Electronic Commerce. Mr. Siskind received a B.A. from Harvard University and a J.D. from Harvard Law School.

Mr. John R. Cheney has been one of our directors since February 2006. Mr. Cheney is a corporate consultant based in Hong Kong since January 2001. Mr. Cheney is also a director and shareholder of Apix International Limited. Mr. Cheney was previously the Chairman and CEO of a Hong Kong based telecommunications and Internet Services Company. Prior to his business career, Mr. Cheney was a corporate lawyer in private practice qualified in Hong Kong, Canada and Britain.

Mr. Tony K. Shum has been one of our directors since February 2006. Mr. Shum is a Business Development Executive for the global banking group HSBC since February 2006. From February 2001 to January 2006, Mr. Shum worked as a consultant providing business strategy and analysis services in Asia Pacific and Europe for businesses ranging from start-up ventures to multi-national corporations. Also Mr. Shum worked for Walt Disney Television International where he helped to establish its broadcast television business in the Asia-Pacific region. Mr. Shum is a Chartered Accountant and worked for Deloitte & Touche in Canada and Price Waterhouse in Hong Kong.

Ms. Tina Sim has been one of our directors since February 2006. Ms. Sim is currently semi-retired. Ms. Sim is a Chartered Accountant and a CFA Charter holder. From 1992 until 1995, Ms. Sim worked for Deloitte & Touche in Canada. From 1997 to 1999, Ms. Sim worked for Deloitte Touche Tohmatsu in Hong Kong. Ms. Sim's background includes advisory work on general accounting, tax and regulatory matters and cross-border jurisdictional issues.

Mr. Andrew K. Lee has been one of our directors since April 2006. Mr. Lee has served as the financial consultant to Asia Peak Holdings Limited since 2003. His main responsibilities include identifying and evaluating investment opportunities around the world and conducting risk assessment, asset valuation and due diligence activities. From 2001 to 2003, Mr. Lee was a valuation manager at Deloitte & Touche in San Francisco, where he specialized in advising multinational corporations regarding the taxation of related party transactions and conducting valuation of intangible assets. Prior to working at Deloitte & Touche, Mr. Lee worked for Arthur Andersen as a senior associate in the Tax & Advisory Group.

Executive Officers

In addition to Mr. Vegh, our Chief Executive Officer, whose information appears above, set forth below are each of our other executive officers. There are no family relationships among any of our directors or executive officers.

Mr. Victor Barajas (age 42) was appointed as Senior Vice President of Operations in October 2001 and has been responsible for all operations and manufacturing activity as our Vice President of Operations since August 1997. From September 1995 until August 1997, Mr. Barajas was our Director of Operations, from May 1994 until September 1995, Mr. Barajas was our Manager of Operations, and from June 1993 until May 1994, Mr. Barajas was one of our senior engineers. Prior to joining us, from 1990 until June 1993, Mr. Barajas was Process Development Engineer and then Project Leader and Manager of the Engineering Department for Target Therapeutics, Inc., which is now a division of Boston Scientific Corporation. From 1988 until 1990, Mr. Barajas was employed by Critikon, Inc. as a Research and Design/Manufacturing Engineer in the medical disposables area. Mr. Barajas received his B.S. degree in Industrial Technology from San Jose State University.

Mr. Eric Chan, Ph.D., F.E.S.C. (age 48) has been our Vice President of Product Development since June 1998. Prior to joining us, from August 1991 to March 1993, Mr. Chan was the Director of Engineering and from April 1993 to May 1998, Vice President of Engineering at Arrhythmia Research Technology, Inc. where he coordinated and directed the development of computerized cardiac electrophysiology and catheter lab systems, digital Holter and high-resolution ECG systems. Mr. Chan received his B.S.E.E. from Purdue University, his M.S.E. in Biomedical Engineering from the University of Texas at Austin, and his Ph.D. in Biomedical Engineering from the University of Texas at Austin. Mr. Chan completed the Global Bio-Executive Program at the University of California, Berkeley, Haas School of Business, in 2005. Mr. Chan was elected a Fellow of the European Society of Cardiology and a Senior Member of the Institute of Electrical and Electronic Engineers in 2003.

AUDIT COMMITTEE

Audit Committee

We have a separately designated standing Audit Committee. During the fiscal year ended December 31, 2005, our Audit Committee consisted of three directors: Mr. Jesse D. Erickson (Chairperson), Dr. Rodolfo C. Quijano and Mr. Lawrence J. Siskind, all of whom meet the independence requirements for audit committee membership under Rule 10A-3 of the Securities Exchange Act of 1934. On May 26, 2006, we appointed the following directors to serve on our Audit Committee: Tina Sim (Chairperson), Tony Shum and Andrew Lee, all of whom meet the independence requirements for audit committee membership under Rule 10A-3 of the Securities Exchange Act of 1934.

Audit Committee Financial Expert

Our Board of Directors has determined that Tina Sim, Tony Shum and Andrew Lee all qualify as an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% stockholders (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and changes in ownership of our Common Stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on our review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, we believe that during our fiscal year ended December 31, 2005, all Reporting Persons timely filed all such reports other than (i) Jesse D. Erickson who filed one late Form 4 in connection with an option granted under the 1997 Directors' Stock Option Plan; (ii) Rodolfo C. Quijano, Ph.D. who filed one late Form 4 in connection with an option granted under the 1997 Directors' Stock Option Plan; (iii) Phillip Radlick, Ph.D. who filed one late Form 4 in connection with an option granted under the 1997 Directors' Stock Option Plan; (iv) Lawrence J. Siskind who filed one late Form 4 in connection with an option granted under the 1997 Directors' Stock Option Plan; (v) Victor J. Barajas who filed one late Form 4 in connection with an option grant under the Amended and Restated 2003 Stock Option Plan, (vi) Eric K. Y. Chan, Ph.D. who filed one late Form 4 in connection with an option grant under the Amended and Restated 2003 Stock Option Plan, (vii) Gabriel B. Vegh who filed one late Form 4 in connection with an option grant under the Amended and Restated 2003 Stock Option Plan.

CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all our directors, officers and employees. A copy of the code of ethics will be provided free of charge upon written request to our Secretary at the address shown on the coverage page of this report and is accessible, free of charge at our Internet website, http://www.cardima.com. If we grant waivers from or make amendments to this code of ethics that are required to be disclosed pursuant to the Securities Exchange Act of 1934 or applicable listing requirements, we will make those disclosures on our website within four business days following the date of such waiver or amendment. Our website and the information contained in or connected to our website are not part of this report.

                             EXECUTIVE COMPENSATION

The table below sets forth certain information regarding the annual and long-term compensation for services by the named executive officers for the fiscal years ended December 31, 2005, 2004, and 2003, respectively.

Summary Compensation Table

                                                                Annual                             Long-Term
                                                              Compensation                         Compensation
                                                                                                      Awards
                                                 --------------------------------------------   -------------------

                                                                                  Other             Securities
                                                                                 Annual             Underlying          All Other
     Name & Principle Position            Year    Salary (1)     Bonus (2)       Compensation       Options/SARs (#)   Compensation
     ------------------------------------------- ------------ -------------- ----------------   ------------------------------------
     Gabriel B. Vegh                       2005   $ 256,361    $          -  $            -                500,000        3,136 (5)

     Chief Executive Officer and           2004   $ 274,997    $          -  $            -                500,000          486 (5)

     Chairman of the Board of Directors    2003   $ 285,574    $     50,000  $            -                500,000          522 (5)


     William K. Wheeler (3)                2005   $ 167,258    $          -  $            -                    ---          516 (6)

     President and                         2004   $ 249,995    $          -  $            -                250,000          390 (6)

     Chief Operating Officer               2003   $ 259,610    $     25,000  $            -                250,000          390 (6)


     Victor J. Barajas                     2005   $ 163,096    $          -  $            -                300,000          206 (6)

     Senior Vice President, Operations     2004   $ 183,997    $          -  $            -                175,000          390 (6)

                                           2003   $ 191,074    $     30,000  $            -                175,000          390 (6)


     Eric K.Y. Chan, Ph.D.                 2005   $ 160,833    $          -  $            -                250,000          305 (6)

     Vice President, Product Development   2004   $ 180,003    $          -  $            -                150,000          390 (6)

                                           2003   $ 186,926    $     25,000  $            -                150,000          390 (6)


     Barry D. Michaels (4)                 2005   $ 135,303    $          -  $       31,588  (7)               ---        9,540 (8)

     Interim Chief Financial Officer       2004   $ 308,232    $          -  $       49,836  (9)           100,000       13,591 (8)

                                           2003   $ 143,052    $     35,000  $      $25,867 (10)           100,000       $    -

(1) Includes amounts deferred under the Company's 401(k) plan.

(2) Amounts paid as bonuses for services rendered are reported for the year in which they were earned even if they were paid in the following year. Prior to 2004, we reported bonus amounts in the year they were paid rather than the year in which they were earned.
(3) Mr. Wheeler resigned in July 2005.
(4) Mr. Michaels joined the Company as Interim Chief Financial Officer in July 2003 and resigned in June 2005.
(5) Includes amounts paid for life insurance premiums and sport club discounts. Prior to 2005, we reported life insurance premiums based on their taxable value rather than the actual amounts paid.
(6) Includes amounts paid for life insurance premiums. Prior to 2005, we reported life insurance premiums based on their taxable value rather than the actual amounts paid.
(7) Includes $9,912 in housing expenses, $13,339 in travel expenses, and $8,337 in payroll tax reimbursements.
(8) Includes amounts reimbursed for medical, dental and vision insurance premiums.
(9) Includes $$21,583 in housing expenses, $17,081 in travel expenses, and $11,172 in payroll tax reimbursements.
(10) Includes $11,210 in housing expenses, $8,967 in travel expenses, and $5,690 in payroll tax reimbursements.

Option/SAR Grants in Fiscal Year Ended December 31, 2005

The following table summarizes stock option grants during fiscal year 2005 to our Chief Executive Officer and our other Named Executive Officers.

                                                                                                       Potential Realizable
                                                                                                         Value at Assumed
                                            Number of       Percent of                                annual Rates of Stock
                                             Shares        Total Options    Exercise or                Price Appreciation
                                           Underlying       Granted to      Base Price                 for Option Term (4)
                                            Options        Employees in     per Share     Expiration  ---------------------
                                         Granted (#)(1)   Fiscal 2005 (2)    ($/Sh) (3)    Date         5% ($)      10% ($)
    -------------------------------      --------------   --------------  -------------  -----------  ----------   --------
    Gabriel B. Vegh                         500,000            35.0%      $      0.06    11/10/15     $ 18,867     $ 47,812
    William K. Wheeler                          ---             ---%      $       ---         ---     $    ---     $    ---
    Victor J. Barajas                       300,000            21.0%      $      0.06    11/10/15     $ 11,320     $ 28,687
    Eric K. Y. Chan, Ph.D.                  250,000            17.5%      $      0.06    11/10/15     $  9,433     $ 23,906
    Barry D. Michaels                           ---             ---%      $       ---         ---     $    ---     $    ---

(1) These options vest in equal monthly installments over a four-year period commencing on the date of grant, except that no options are exercisable or vested for the first 6 months after the date of grant.

(2) We granted stock options representing 1,431,000 shares of our Common Stock to employees in the last fiscal year.

(3) The exercise price of each option was equal to 100% of the fair market value of the Common Stock on the date of grant.

(4) The potential realizable value of each grant of options has been calculated, pursuant to the regulations promulgated by the SEC, assuming that the market price of the Common Stock appreciates in value from the date of grant to the end of the option term at the annualized rates of 5% and 10%, respectively. These values do not represent our estimate or projection of future Common Stock value. There can be no assurance that any of the value reflected in the table will be achieved.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Chief Executive Officer and our other Named Executive Officers during the fiscal year ended December 31, 2005. In addition, the table sets forth the number of shares covered by stock options as of the fiscal year ended December 31, 2005 and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option at the end of the fiscal year ended December 31, 2005.

                                                                   Number of              Value of
                                                                 Unexercised           Unexercised
                                                                   Options/             In-the-Money
                                                                 SARs at Fiscal          Options/SARs
                                  Shares            Value        Year End (#)     at Fiscal Year End ($)
                                 Acquired on      Realized       Exercisable/           Exercisable/
    Name                        Exercise (#)         ($)       Unexercisable (1)     Unexercisable (2)
    ------------------------   --------------   ------------  --------------------   ------------------
    Gabriel B. Vegh                       0               0     1,729,643 / 947,9       --- / ---
    William K. Wheeler                    0               0      957,000 /267,479       --- / ---
    Victor J. Barajas                     0               0     547,266 / 482,006       --- / ---
    Eric K. Y. Chan, Ph.D.                0               0     455,355 / 384,885       --- / ---
    Barry D. Michaels                     0               0        --- /  ---           --- / ---

(1) Includes those options for which the fair market value of the underlying securities at December 31, 2005 ($ 0.045 per share) is less than the exercise price.
(2) Based on the $ 0.045 per share closing price of the Company's Common Stock on the NASD's Over-the-Counter Bulletin Board on December 31, 2005, less the exercise price of the options.

Compensation of Directors

Directors currently receive no cash fees for services provided in that capacity but are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board of Directors. Our 1997 Directors' Stock Option Plan (the "Directors' Plan") provides that each person who becomes a non-employee director of the Company will be granted a non-statutory stock option to purchase 20,000 shares of Common Stock on the date on which such person first becomes our non-employee director. This initial grant becomes exercisable as to 25% of the shares subject to the grant per year through the fourth anniversary of the date of grant. In addition, the Directors' Plan provides that on the date of each annual meeting of our stockholders at which such director is re-elected, each such continuing non-employee director shall be granted an additional option to purchase 52,000 shares of Common Stock if, on such date, he or she shall have served on the Board of Directors for at least three months during the current fiscal year, and such option will become exercisable in full on the first anniversary of the date of grant.

On June 16, 2005, we granted each of Mr. Jesse D. Erickson, Dr. Rodolfo C. Quijano, Mr. Lawrence J. Siskind and Dr. Phillip Radlick, options to purchase 52,000 shares of our Common Stock. These grants have an exercise price of $0.10 per share, were made under our 1997 Directors' Stock Option Plan and the options would be fully vested on the first anniversary of the date of grant.

See "Summary Compensation Table" and "Option/SAR Grants in Last Fiscal Year" for information concerning compensation relating to Mr. Vegh's services as Chairman and Chief Executive Officer.

Our Amended and Restated 2003 Stock Option Plan provides that the vesting and exercisability of all outstanding options shall be accelerated to twice the number of vested shares of Common Stock underlying any such option immediately prior to such acceleration, and the remaining unvested options following such acceleration shall be assumed or substituted by the surviving entity in the event of a change in control. In the event that such outstanding options are not assumed or substituted, the exercisability of all outstanding options shall be accelerated. Members of our Board of Directors and our officers currently hold options granted under our Amended and Restated 2003 Stock Option Plan.

Our 1997 Directors' Stock Option Plan and our 1993 Stock Option Plan provide that options shall become fully vested and exercisable as to all shares granted under these plans in the event that a change in control of the Company occurs. Members of our Board of Directors and our officers currently hold options granted under both our 1997 Directors' Stock Option Plan and our 1993 Stock Option Plan.

See "Employment Agreements and Change in Control Arrangements" for information concerning change in control arrangements relating to Mr. Vegh's services as Chairman and Chief Executive Officer.

Employment Contracts and Change in Control Arrangements

Mr. Vegh is party to an employment agreement dated November 5, 2004, which supersedes a prior agreement dated August 30, 2000. The agreement provides for a salary of not less than $275,000 for Mr. Vegh's services as Chairman and Chief Executive Officer and accelerated vesting of all of Mr. Vegh's options issued prior to the date of the agreement in the event of a "Change in Control" of the Company (as such term is defined in the agreement) and the acceleration of Mr. Vegh's options granted after the date of the agreement by the same number of months of completed months of vesting for such options. In addition, Mr. Vegh is eligible for an annual bonus to be determined by the Board of Directors. In the event Mr. Vegh is terminated for other than for "Cause" (as such term is defined in the agreement), Mr. Vegh will receive his base salary and the Company's standard benefits package for an additional 36 months, will receive a bonus for each of the three Company fiscal years coinciding with or immediately following his termination based upon the average bonus he received in the preceding three years prior to his termination, will have his stock options vest on an accelerated basis as described above, and will have ninety days from the date of termination of his employment to exercise his vested options.

Mr. Barajas is party to an employment agreement dated November 5, 2004, which supersedes a prior agreement dated August 30, 2000. The agreement provides for a salary of not less than $184,000 for Mr. Barajas' services as Senior Vice President, Operations, and accelerated vesting of all of Mr. Barajas' options issued prior to the date of the agreement in the event of a "Change in Control" of the Company (as such term is defined in the agreement) and the acceleration of Mr. Barajas' options granted after the date of the agreement by the same number of months of completed months of vesting for such options. In addition, Mr. Barajas is eligible for an annual bonus to be determined by the Board of Directors. In the event Mr. Barajas is terminated for other than for "Cause" (as such term is defined in the agreement), Mr. Barajas will receive his base salary and the Company's standard benefits package for an additional 12 months, will receive a bonus for the Company fiscal year coinciding with or immediately following his termination based upon the average bonus he received in the preceding two years prior to his termination, will have his stock options vest on an accelerated basis as described above, and will have ninety days from the date of termination of his employment to exercise his vested options.

Dr. Chan is party to an employment agreement dated November 5, 2004, which supersedes a prior agreement dated August 30, 2000. The agreement provides for a salary of not less than $180,000 for Dr. Chan's services as Vice President, Product Development, and accelerated vesting of all of Dr. Chan's options issued prior to the date of the agreement in the event of a "Change in Control" of the Company (as such term is defined in the agreement) and the acceleration of Dr. Chan's options granted after the date of the agreement by the same number of months of completed months of vesting for such options. In addition, Dr. Chan is eligible for an annual bonus to be determined by the Board of Directors. In the event Dr. Chan is terminated for other than for "Cause" (as such term is defined in the agreement), Dr. Chan will receive his base salary and the Company's standard benefits package for an additional 12 months, will receive a bonus for the Company fiscal year coinciding with or immediately following his termination based upon the average bonus he received in the preceding two years prior to his termination, will have his stock options vest on an accelerated basis as described above, and will have ninety days from the date of termination of his employment to exercise his vested options.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2005, our Compensation Committee consisted of two non-employee directors: Dr. Phillip Radlick and Mr. Jesse D. Erickson. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of any other entity. Dr. Phillip Radlick, a member of the Compensation Committee during the fiscal year ended December 31, 2005, was our President and Chief Executive Officer from November 1994 to June 2000. In December 1997, we entered into a note receivable agreement with Dr. Radlick, which was subsequently amended in August 2001. See "Certain Transactions" for information concerning Dr. Radlick's note receivable agreement.

On May 26, 2006, we appointed John R. Cheney to serve on our Compensation Committee, replacing Jesse D. Erickson.

Compensation Committee Report on Executive Compensation

The following is a report of the Compensation Committee of the Board of Directors describing the compensation policies applicable to our executive officers during the fiscal year ended December 31, 2005. The Compensation
Committee is responsible for establishing and monitoring our general compensation policies and our compensation plans, as well as the specific compensation levels for executive officers. Executive officers who are also directors have not participated in deliberations or decisions involving their own compensation.

General Compensation Policy

Under the supervision of the Board of Directors, our compensation policy is designed to attract and retain qualified key executives critical to our growth and long-term success. It is the objective of the Board of Directors to have a portion of each executive's compensation contingent upon our performance as well as upon the individual's personal performance. Accordingly, each executive officer's compensation package is comprised of two elements: (1) base salary, which reflects individual performance and expertise, and (2) long-term stock-based incentive awards, which are designed to strengthen the mutual interests of the executive officers and our stockholders. Additionally, some executives are eligible for variable bonus awards payable in cash, which are tied to the achievement of certain performance goals that the Board of Directors establishes from time to time for us.

The summary below describes in more detail the factors, which the Board of Directors considers in establishing each of the three primary components of the compensation package provided to the executive officers.

Base Salary

The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies which compete with us for business and executive talent, and the incentives necessary to attract and retain qualified management. Base salary may be adjusted each year to take into account the individual's performance and to maintain a competitive salary structure. Our performance does not play a significant role in the determination of base salary.

Cash-Based Incentive Compensation

Cash bonuses are awarded on a discretionary basis to executive officers on the basis of their success in achieving designated individual goals and our success in achieving specific Company-wide goals, such as customer satisfaction, revenue growth and earnings growth.

Long-Term Incentive Compensation

We have utilized our stock option plan to provide executives and other key employees with incentives to maximize long-term stockholder values. Awards under this plan by the Board of Directors take the form of stock options designed to give the recipient a significant equity stake in us and thereby closely align his or her interests with those of our stockholders. Factors considered in making such awards include the individual's position in our organization, his or her performance and responsibilities and internal comparability considerations.

To date, each option grant allows the executive officer to acquire shares of Common Stock at a fixed price per share (the fair market value on the date of grant) over a specified period of time (up to 10 years). The options typically vest in periodic installments over a four-year period, contingent upon the executive officer's continued employment with us. Accordingly, the option will provide a return to the executive officer only if he or she remains in our service, and then only if the market price of our Common Stock appreciates over the option term.

Compensation of the Chief Executive Officer

Gabriel B. Vegh has served as our Chief Executive Officer since June 2000. His base salary for fiscal 2005 was $275,000. Additional compensation paid to Mr. Vegh included a stock option grant based on his performance to objectives as set by the Board of Directors.

The factors discussed above in "Base Salary," "Cash-Based Incentive Compensation," and "Long-Term Incentive Compensation" were applied by the Compensation Committee in establishing the amount of Mr. Vegh's salary, stock option grant and bonus. Mr. Vegh did not participate in any decisions related to his compensation. Significant factors the Compensation Committee considered in establishing Mr. Vegh's compensation included his individual performance, the achievement of specific objectives, and the compensation of chief executive officers of other companies in the medical device industry, taking into account relative company size and stage of development. The Compensation Committee felt that Mr. Vegh's performance and effort contributed to our progress over the last year and exercised its judgment in awarding the salary and bonus shown in the Summary Compensation Table.

Deductibility of Executive Compensation

The Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code adopted under the Omnibus Budget Reconciliation Act of 1993, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the CEO and four other most highly compensated executive officers, respectively, unless such compensation meets the requirements for the "performance-based" exception to
Section 162(m). As the cash compensation paid by us to each of our executive officers is expected to be below $1 million and the Committee believes that options granted under our 1993 Stock Option Plan and our 2003 Stock Option Plan to such officers will meet the requirements for qualifying as performance-based, the Committee believes that Section 162(m) will not affect the tax deductions available to us with respect to the compensation of our executive officers. It is the Committee's policy to qualify, to the extent reasonable, its executive officers' compensation for deductibility under applicable tax law. However, Cardima may from time to time pay compensation to its executive officers that may not be deductible.

Equity Compensation Plan Information

The following table sets forth information as of the end of December 31, 2005 with respect to compensation plans under which our equity securities are authorized for issuance.

                                                   Number of Securities         Weighted-Average           Number of Securities
                                                   to be Issued upon            Exercise Price of          Remaining Available
                                                  Exercise of Outstanding      Outstanding options,           for Future
                                                   Options, Restricted         Restricted stock             Issuance Under
                                                   Stock Units and                Units and                Equity Compensation
    Plan Category (1)                            Performance Units A         Performance Units B          Compensation Plans
    -------------------------------------------- -----------------------      ---------------------       ---------------------
    Equity compensation plans approved
    by security holders (2)                                   7,557,035       $              0.92                    5,900,531
    Equity compensation plans not approved
    by security holders (3)                                          --                        --                          --
                                                  ----------------------      ---------------------       ---------------------

    Total                                                     7,557,035       $              0.92                    5,900,531

(1) The table does not include information for our employee benefit plans and our subsidiaries intended to meet the qualification requirements of Section 401(a) of the Internal Revenue Code and foreign employee benefit plans which are similar to Section 401(a) plans.
(2) Consists of four plans: the 2003 Stock Option Plan, the 1993 Stock Option Plan, the 1997 Director's Stock Option Plan and the 1997 Employee Stock Purchase Plan.
(3) We do not have any equity compensation plan not approved by security holders.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of May 24, 2006 by: (1) each person known by us to be a beneficial owner of five percent or more of our Common Stock, (2) each of our directors, (3) each of our executive officers named in the Summary Compensation Table set forth herein and (4) all current directors and executive officers as a group.

                                                                  Percent of
                                               Number               Total
                                                 of                 Shares
    Name and Address                           Shares        Outstanding (1) (2)
    --------------------------------------  -----------      -------------------
    Gabriel B. Vegh (3) (4)                   1,710,44                    1.68%
    Phillip Radlick, Ph.D. (3)                 385,559                       *
    Rodolfo C. Quijano, Ph.D., M.D. (3)        120,666                       *
    Jesse D. Erickson (3)                      117,666                       *
    Lawrence J. Siskind (3)                    116,666                       *
    Tina Sim                                     --                          *
    Tony Shum                                    --                          *
    John Cheney                                  --                          *
    Victor J. Barajas (3)                      675,228                       *
    Eric  K.Y. Chan, Ph.D. (3)                 567,886                       *
    Andrew K. Lee                                4,500                       *
    Apix International, Ltd.               154,833,333                    161%
    All Current directors and executive
    officers as a group (11 persons)         3,698,611                   3.63%

* Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In determining the number of shares beneficially owned by a person, options or warrants to purchase common stock held by that person that are currently exercisable, or become exercisable within 60 days following May 31, 2006, are deemed outstanding; however, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. We believe that all of the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

(2) Based on 101,694,503 shares of common stock were issued and outstanding as of May 31, 2006.

(3) The amounts shown include shares of common stock which may be acquired currently or within 60 days of May 31, 2006 through the exercise of options, as follows: Mr. Vegh, 1,581,302 shares; Dr. Radlick, 385,559 shares; Dr. Quijano, 120,666 shares; Mr. Erickson, 116,666 shares; Mr. Siskind, 116,666 shares; Dr. Chan, 507,866 shares; and Mr. Barajas, 626,825 shares.

(4) Includes 126,141 shares of common stock held by Mr. Vegh and his spouse, Kathleen G. Vegh, as tenants in common and 3,000 shares held in a retirement account for the benefit of Mr. Vegh's spouse.

(5) Includes 3,455,550 shares of common stock subject to stock options exercisable currently or within 60 days of May 31, 2006.

(6) Includes (i) 64,450,000 shares of common stock issuable upon conversion of a secured loan in an amount of $3,660,000 and accrued interest thereon in an amount of $207,000, at a conversion price of $0.06, (ii) 61,800,000 shares of common stock issuable upon exercise of warrants with an exercise price of $0.06 per share, and (iii) 28,583,333 shares of common stock issuable upon conversion of facility fees and exit fees payable pursuant to the Secured Loan Agreement, at a conversion price of $0.06.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1997, we entered into a $300,000 note receivable agreement with Phillip Radlick, Ph.D., one of our Directors and then President and Chief Executive Officer, to facilitate the purchase of a principal residence in the Bay Area. The note bears interest at the minimum Applicable Federal Rate and was due and payable in a single lump sum forty-eight months from the note date. In August 2001, the Board of Directors amended Dr. Radlick's agreement to extend this loan until the first of (i) the date that Dr. Radlick no longer serves as a member of our Board of Directors, (ii) the date when Dr. Radlick sells such residence and (iii) December 16, 2005. As security for the note, Dr. Radlick granted us a security interest in his vested stock options. At December 31, 2005, the balance of the loan is approximately $357,085, including approximately $78,585 of accrued interest. The loan balance was fully reserved as of the end of December 31, 2005 since no repayment has been made. In addition, no interest was accrued after the due date of the loan.

In June 2000, we entered into a note receivable agreement with William Wheeler, our President and Chief Operating Officer, to facilitate the purchase of a principal residence in the Bay Area. The note calls for an initial payment by us of $142,500 with an additional $5,000 per month up to a maximum of $300,000. The note bears interest at the minimum Applicable Federal Rate was due and payable in a single lump sum 60 months from the note date. The Board of Directors amended Mr. Wheeler's agreement by granting Mr. Wheeler a $75,000 bonus in May 2001 in lieu of further additional monthly payments to him. As security for the note, Mr. Wheeler granted us a security interest in his vested stock options. At December 31, 2005, the balance of the loan is approximately $217,531, including approximately $25,031 of accrued interest. The loan balance is fully reserved as of the end of December 31, 2005 since no repayment has been made. In addition, no interest was accrued after the due date of the loan.

We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We believe that the foregoing transactions were in our best interests. It is our current policy that all transactions by us with officers, directors, 5% stockholders or their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors (or the Audit Committee of our Board of Directors as required under applicable laws and listing standards), and are on terms no less favorable to us than could be obtained from unaffiliated parties.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

In October 2005, our common stock resumed quotation on the Nasdaq Over-the-Counter Bulletin Board under the symbol CRDM.OB. Our common stock was quoted on the Pink Sheets, Nasdaq SmallCap Market and Nasdaq National Market from May 2005 to October 2005, June 2001 to May 2005 and June 1997 to June 2001 respectively. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock.

                                                            HIGH        LOW
                                                        -----------  ----------
        YEAR ENDED DECEMBER 31, 2006
             First Quarter ............................     $0.08      $0.041
             Second Quarter............................     0.048*      0.027*

        YEAR ENDED DECEMBER 31, 2005
             First Quarter ............................     $0.57      $0.31
             Second Quarter............................      0.33       0.02
             Third Quarter.............................      0.13       0.06
             Fourth Quarter............................      0.09       0.04

        YEAR ENDED DECEMBER 31, 2004
             First Quarter ............................     $1.33      $0.86
             Second Quarter ...........................      0.97       0.39
             Third Quarter.............................      0.55       0.29
             Fourth Quarter............................      0.75       0.33

         *As of May 18, 2006.

As of May 25, 2006, there were approximately 271 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

2003 Stock Option Plan

On April 17, 2003 Cardima Board of Directors adopted the 2003 Stock Option Plan (the "Stock Plan"). The Stock Plan authorizes the Board of Directors or one or more of its members to grant to employees, consultants and non-employee directors options to purchase Common Stock of the Company. Options granted under the Stock Plan may be incentive stock options or non-statutory stock options as determined by the Board of Directors or its delegate.

Under the Stock Plan, 8,200,000 shares of Common Stock have been reserved for issuance. Under the plan, any optionee who owns more than 10% of the combined voting power of all classes of outstanding stock is not eligible for the grant of an incentive stock option unless the exercise price of the option is at least 110% of the fair market value of the Common Stock on the date of the grant.

Under the Stock Plan, except 10% stockholders, the exercise price of incentive stock option will not be less than 100% of the fair value of the Common Stock at the grant date. Each option agreement specifies the term as to when the option is to become exercisable. Standard option issuances are for grants with vesting periods of four years with one year 25% cliff vesting and ratable monthly vesting thereafter. However, in no event shall an incentive stock option granted under the Stock Plan be exercisable more than 10 years from the date of the grant, and in the case of 10% stockholders, no more than 5 years from the date of the grant.

    The following table summarizes activity under the Stock Plan:

                                                                                              Outstanding Options
                                                                        ------------------------------------------------------------
                                                           Shares           Number of            Price              Weighted-Average
                                                         Available           Shares            Per Share             Exercise Price
                                                       ---------------  ------------------  ----------------------------------------

    Shares Reserved 2003..........................         2,200,000                ---
    Options Granted...............................          (718,535)           718,535           $0.71- $1.24              $0.86
    Options Cancelled.............................             3,000             (3,000)                 $1.24              $1.24
                                                      ---------------  -----------------   -----------------------------------------
    Balance as of 12/31/2003                               1,484,465            715,535            $0.71-$1.24              $0.86
    Shares Reserved 2004..........................         2,000,000                ---                    ---                ---
    Options Granted...............................        (1,763,000)         1,763,000          $0.38 - $1.05              $0.95
    Options Cancelled.............................           432,535           (432,535)         $0.66 - $0.71              $0.71
    Balance as of 12/31/2004......................         2,154,000          2,046,000          $0.37 - $1.24              $0.95
    Shares Reserved 2005..........................         4,000,000                ---                    ---                ---
    Options Granted...............................        (1,431,000)         1,431,000          $0.06 - $0.35              $0.06
    Options Cancelled ............................           645,531           (645,531)         $0.66 - $0.71              $0.71
                                                      ---------------  -----------------   -----------------------------------------
    Balance as of 12/31/2005                               5,368,531          2,831,469          $0.06 - $1.24              $0.53
                                                      ===============  =================   =========================================


At December 31, 2005, 750,917 options were outstanding and exercisable under the Stock Plan. All options granted in 2005, 2004 and
2003 were granted at exercise price equal to the common stock's fair value. The fair value of options granted under the Stock Plan was $ 0.05, $0.22 and $0.20 per share for 2005, 2004 and 2003 respectively.

    The following table summarizes information about stock options outstanding at December 31, 2005:

                                                           Options Outstanding                           Options Exercisable
                                             ------------------------------------------------    -----------------------------------
                                                              Weighted-Average
                                                                Remaining     Weighted-Average                      Weighted-Average
                                                Number of      Contractual    Exercise Price        Number of        Exercise Price
                                                 shares            Life                               shares
          Range of Exercise Prices             Outstanding                                         Exercisable
      ----------------------------------     ---------------- --------------- ---------------    -----------------    --------------

         $0.06 -            $1.00                  1,673,469          9.6           $0.17                 219,501              $0.84

         $1.01 -            $1.24                  1,158,000          8.2           $1.04                 531,416              $1.00
                                              ----------------                 ---------------    -----------------    -------------

                                                   2,831,469          9.0           $0.53                 750,917              $0.98
                                             ================                 ===============    =================    ==============


                                       66

Equity Compensation Plan Information

The following table sets forth information as of the end of December 31, 2005 with respect to compensation plans under which our equity securities are authorized for issuance.

                                                           Number of Securities      Weighted-Average       Number of Securities
                                                           to be Issued upon         Exercise Price of      Remaining Available
                                                          Exercise of Outstanding   Outstanding options,        for Future
                                                           Options, Restricted      Restricted stock          Issuance Under
                                                           Stock Units and             Units and             Equity Compensation
    Plan Category (1)                                      Performance Units A      Performance Units B      Compensation Plans
    ---------------------------------------------------- -----------------------   ---------------------    ---------------------
    Equity compensation plans approved by security
    holders (2)                                                       7,557,035    $              0.92                 5,900,531
    Equity compensation plans not approved by security
    holders (3)                                                              --                     --                       --

                                                          ----------------------   ---------------------    ---------------------

    Total                                                             7,557,035    $              0.92                 5,900,531


(1) The table does not include information for our employee benefit plans and our subsidiaries intended to meet the qualification requirements of Section
     401(a) of the Internal Revenue Code and foreign employee benefit plans which are similar to Section 401(a) plans.

(2)  Consists of four plans:  the 2003 Stock Option Plan,  the 1993 Stock Option
     Plan,  the 1997  Director's  Stock Option Plan and the 1997 Employee  Stock
     Purchase Plan.

(3) We do not have any equity compensation plan not approved by security holders.


                              SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders:



                            Number of Shares
                            Issuable Assuming    Percent                        Shares Beneficially Owned  Shares Beneficially Owned
                            Full Conversion of  Ownership                              Before Offering (2)       After Offering (3)
Selling Stockholder         Notes and Fees      Assuming Full   Number of Shares
-------------------         and Exercise        Conversion (2) Included Herein      Number       Percent      Number       Percent
                            of Warrants
                            ---------------    -------------  ------------------  ----------     -------     --------       -------
Apix International Limited   154,833,333(1)         60.2%        154,833,333      154,833,333      60%         -0-            --

(1) Number of shares includes (i) 64,450,000 shares of common stock issuable upon conversion of a secured loan in an amount of $3,660,000 and accrued interest thereon in an amount of $207,000, at a conversion price of $0.06, (ii) 61,800,000 shares of common stock issuable upon exercise of warrants with an exercise price of $0.06 per share, and (iii) 28,583,333 shares of common stock issuable upon conversion of facility fees and exit fees payable pursuant to the Secured Loan Agreement, at a conversion price of $0.06.

(2) The percentage of shares owned by the selling stockholder is based on 101,694,503 shares outstanding number as of April 30, 2006. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

(3) Assumes that all securities registered will be sold.

The following is a description of the selling shareholders relationship to us and how each the selling shareholder acquired the shares to be sold in this offering:

On August 26, 2005, we (the "Company") entered into a $3,000,000 secured Loan Agreement (the "Original Loan Agreement") with Apix International Limited (the "Lender"), which has been fully funded. On February 14, 2006, the Company entered into a loan facility term sheet (the "New Loan Facility") with the Lender, which provides for the roll-over of the Original Loan Agreement and the grant of an additional loan facility in the amount of $660,000 at an stated interest rate of 10% per annum. $200,000 was advanced to the Company upon signing of the New Loan Facility term sheet. Additional funding of $220,000 and $240,000 were received by the Company on March 3, 2006 and March 23, 2006, respectively.

In addition, the Company and the Lender have agreed to the following terms:

o New Maturity Date. The maturity date of the Original Loan Facility is extended from February 28, 2006 to May 18, 2006.

o New Warrants and Price Adjustment to Existing Warrant. Pursuant to the Original Loan Facility, the Company issued a warrant to the Lender to purchase 30,000,000 shares of the Company's common stock at an exercise price of $0.10 per share (the "Original Warrant"). Pursuant to the New Loan Facility, the exercise price of the Original Warrant has been adjusted to $0.06 per share. In addition, the Company has granted the Lender a new warrant to purchase 23,800,000 shares of the Company's common stock at an exercise price of $0.06 per share for a term of ten years. In addition, upon completion of the Second and Third Draw Downs, the Company will grant the Lender warrants to purchase an additional 8,000,000 shares of the Company's common stock at an exercise price of $0.06 per share for a term of ten years.

o Conversion Rights. The Company has granted the Lender the right to convert the loan principal, interest, facility fees and exit fees into shares of the Company's common stock at a conversion price of $0.06 per share.

o Fee Adjustment. The facility fee has been increased from $60,000 to $80,000. In addition, the exit fee has been increased from $900,000 to $1,300,000.

o New Exit Fees. Upon completion of the First Draw Down, the exit fee was increased by $80,000. In addition, the exit fee will increase by $180,000 upon completion of the Second and Third Draw Downs.

o Registration Rights. Pursuant to the New Loan Facility, the Company agrees to register the shares underlying the loan principal, facility fees, and warrants on a registration statement as soon as practicable after the date of issuing the warrant, but in any event no later May 31, 2006.

The issuance of the securities underlying the New Loan Facility are exempt from registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 4(2) of such Securities Act and/or Regulation D promulgated thereunder based upon the representations of the Lender that it is an "accredited investor" (as defined under Rule 501 of Regulation D) and that it is purchasing such securities without a present view toward a distribution of the securities. In addition, there was no general advertisement conducted in connection with the sale of the securities.


                            DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our articles of incorporation and bylaws, each as amended, is only a summary. You should also refer to the copies of our articles of incorporation and bylaws, which are included as exhibits to our Quarterly Report on 10-KSB filed on March 31, 2004 and Registration Statement on Form S-1 declared effective on June 5, 1997 (File No. 33-23209), respectively. Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of April 30, 2006, there were 101,694,503 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

We are authorized to issue 300,000,000 shares of common stock of which as of April 30, 2006, 101,694,503 shares are issued and outstanding. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

Our board of directors is authorized without further stockholder approval, to issue from time to time up to a total of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Currently, there are no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

The following table summarizes information about warrants outstanding as of May 24, 2006, and the number of shares of common stock that the holder is entitled to purchase:

                                                                                                                          Expiration
          Date                          In Connection With                          Price Range         Outstanding          Date
    ------------------ ------------------------------------------------------    ------------------    --------------- -------------
          06/01        Finance Consulting for Private Placement                        $1.20                  225,000       06/06
          08/02        Private Placement                                               $0.90                2,025,991       08/06
          08/02        Private Placement                                              $1.285                   58,365       08/06
          08/02        Private Placement Commission                               $0.792 - $1.13              698,287       08/06
          10/02        Finance Consulting for Public Relations                         $0.90                  160,000       10/07
          12/02        Private Placement                                              $0.825                1,932,000       12/06
          12/02        Private Placement Commission                                   $0.8245                 435,999       12/06
          01/03        Private Placement                                              $0.825                  505,332       01/07
          03/03        Private placement                                              $1.250                1,176,470       03/07
          03/03        Private Placement Commission                                   $0.935                  294,117       03/07
          04/03        Private Placement                                           $0.935-$1.25             1,758,234       04/07
          04/03        Private Placement Commission                                   $1.340                  404,440       04/07
          08/03        Private Placement Commission                               $0.779 - $0.838             721,552       08/08
          12/03        Private Placement                                              $0.957                1,074,993       12/07
          12/03        Private Placement Commission                                $0.957-$1.238              324,297       12/08
          11/04        Private Placement                                              $0.4295               6,586,165       11/09
          11/04        Private Placement Commission                                   $0.4295                 987,926       11/09
          08/05        Loan Financing                                                  $0.06               30,000,000       08/15
          02/06        Loan Financing                                                  $0.06               31,800,000       02/16

                                                                                                            ---------
                       Total Warrants Outstanding                                                          81,169,168

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

                              PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from the named selling stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be a selling stockholder) may sell the common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the common stock by one or more of the following methods, without limitation:

o Block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o An exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

o Ordinary brokerage transactions and transactions in which the broker solicits purchases;

o    Privately negotiated transactions;

o    In connection with short sales of company shares;

o Through the distribution of common stock by any selling stockholder to its partners, members or stockholders;

o    By pledge to secure debts of other obligations;

o In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

o Purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

o    In a combination of any of the above.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the common stock.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers or dealers may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the stocks at a stipulated price per share. If the broker-dealer is unable to sell common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock will be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers are deemed to be underwriters under the Securities Act while affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those common stock. A selling stockholder may also loan or pledge the common stock offered hereby to a broker-dealer and the broker-dealer may sell the common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common stock offered by this prospectus.

The selling stockholders and other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to indemnify the selling stockholder and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholder has agreed to indemnify us against specified liabilities.

The issued and outstanding common stock, as well as the common stock to be issued offered by this prospectus was originally, or will be, issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the common stock issued or to be issued to the selling stockholders under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until all of the securities registered under this registration statement have been sold. We have agreed to pay all expenses incident to the registration of the common stock held by the selling stockholders in connection with this offering, but all selling expenses related to the securities registered shall be borne by the individual holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf.

We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE

On October 17, 2005, BDO Seidman, LLP resigned as the independent registered public accounting firm for Cardima, Inc. In connection with its audits of each of the two most recent fiscal years and through October 21, 2005, the date of the Form 8-K reporting this event, there were no disagreements with BDO Seidman LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Also on October 17, 2005, we engaged Marc Lumer & Company as our principal independent accountants to audit our financial statements. The engagement of Marc Lumer & Company was approved by our Board of Directors on October 18, 2005.

Neither we nor anyone engaged on our behalf has consulted with Marc Lumer & Company during our two most recent fiscal years nor during any subsequent interim period prior to its appointment as auditor for the fiscal year 2005 audit regarding (i) the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or (ii) any other matters or reportable events as set forth in Items 304(a)(2)(i) and 304(a)(2)(ii) of Regulation S-K.

                                  LEGAL MATTERS

The validity of the common stock has been passed upon by Sichenzia Ross Friedman Ference LLP.

                                     EXPERTS

The Company's balance sheets as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended included in this Prospectus have been audited by Marc Lumer & Company, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The 2004 and 2003 financial statements included in the Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

Cardima, Inc., is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, Woolworth Building, 233 Broadway New York, New York Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Our Certificate of Incorporation, as amended, provides to the fullest extent permitted by Delaware law, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Certificate of Incorporation, as amended, is to eliminate our and our shareholders rights (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Certificate of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  CARDIMA, INC.

                          INDEX TO FINANCIAL STATEMENTS




  March 31, 2006 (Unaudited)
  Condensed Balance Sheet as of March 31, 2006                              F-1

  Consolidated Statement of Operations for the Three Months
  Ended March 31, 2006 and 2005                                             F-2

  Consolidated Statements of Cash Flows for the three months ended
  March 31, 2006 and 2005                                                   F-3

  Notes to Condensed Financial Statements As of March 31, 2006              F-4

  December 31, 2005 (Audited)

  Reports of Independent Registered Public Accounting Firm                  F-7

  Financial Statements:

  Balance Sheet                                                             F-9
  Statement of Operations                                                   F-10
  Statement of Stockholders' Equity                                         F-11
  Statement of Cash Flows                                                   F-12
  Notes to Financial Statements                                             F-13

                                  CARDIMA, INC.
                                  BALANCE SHEET
        As of March 31, 2006 (Unaudited) and December 31, 2005 (Audited)

                                                                                       March 31,           December 31,
                                                                                         2006                 2005
                                                                                     (Unaudited)
                                                                                    -------------         -------------
 ASSETS
 Current assets:
  Cash and cash equivalents.......................................................  $         230         $         124
  Accounts receivable, net of allowances for doubtful accounts
          of $26 for March 31, 2006 and December 31, 2005.........................            267                   265
  Inventories.....................................................................            246                   387
  Prepaid expenses................................................................            173                   285
  Deferred charges................................................................            347                   304
  Other current assets............................................................             32                    28
                                                                                    -------------         -------------
      Total current assets........................................................          1,295                 1,393
 Property and equipment, net......................................................            288                   318
 Other assets.....................................................................             35                    35
                                                                                    -------------         -------------
              Total assets                                                          $       1,618         $       1,746
                                                                                    =============         =============

 LIABILITIES AND STOCKHOLDERS' DEFICIENCY
 Current liabilities:
  Accounts payable................................................................  $         936         $         956
  Accrued compensation............................................................            379                   351
  Warrant liabilities.............................................................          2,846                 1,200
  Other current liabilities.......................................................             39                    42
  Credit obligation...............................................................          4,574                 2,890
  Deferred rent...................................................................             16                    18
  Capital lease obligation - current portion......................................             25                    24
                                                                                    -------------         -------------
         Total current liabilities ...............................................          8,815                 5,481
                                                                                    -------------         -------------

 Capital lease obligation - noncurrent portion....................................             21                    28
                                                                                    -------------         -------------

 Commitments and contingencies (Note 2)

 Stockholders' deficiency:
  Common stock, $0.001 par value; 300,000,000 shares authorized, 101,664,503 and
  101,613,658 shares issued and outstanding at
  March 31, 2006 and December 31, 2005, respectively..............................        118,120               117,999
  Accumulated deficit.............................................................       (125,338)             (121,762)
                                                                                    -------------         -------------
      Total stockholders' deficiency..............................................         (7,218)               (3,763)
                                                                                    -------------         -------------
              Total liabilities & stockholders' deficiency                          $       1,618         $       1,746
                                                                                    =============         =============

 See accompanying notes to financial statements.

                                  CARDIMA, INC.
                            STATEMENTS OF OPERATIONS
         For the Three Months Ended March 31, 2006 and 2005 (Unaudited)
                    (In thousands, except per share amounts)

                                                                                          Three months ended
                                                                                                March 31,
                                                                                 -------------------------------------
                                                                                       2006                 2005
                                                                                 ----------------    -----------------
     Net sales                                                                   $            384     $            555
     Cost of goods sold                                                                       498                  465
                                                                                 ----------------     ----------------

              Gross margin (loss)                                                            (114)                  90
                                                                                 ----------------     ----------------
     Operating expenses:
              Research and development                                                        416                  656
              Selling, general and administrative                                             670                1,720
                                                                                 ----------------     ----------------

              Total operating expenses                                                      1,086                2,376
                                                                                 ----------------     ----------------

     Operating loss                                                                        (1,200)              (2,286)

     Interest expense                                                                      (2,151)                  (2)
     Other income and expense                                                                (225)                 259
                                                                                 ----------------     ----------------

     Net loss                                                                    $         (3,576)    $         (2,029)
                                                                                 ================     ================

     Basic and diluted net loss per share                                        $          (0.04)    $          (0.02)
                                                                                 ================     ================

      Shares used in computing basic and diluted net loss per share                       101,638              101,391
                                                                                 ================     ================

See accompanying notes to financial statements.

                                  CARDIMA, INC.
                            STATEMENTS OF CASH FLOWS
               For the Three Months Ended March 31, 2006 and 2005
                                 (In thousands)
                                   (Unaudited)

                                                                                            Three months ended
                                                                                                 March 31,
                                                                                        --------------------------
                                                                                           2006            2005
                                                                                        ----------     ----------
           CASH FLOWS FROM OPERATING ACTIVITIES
           Net loss                                                                     $   (3,576)    $   (2,029)
           Adjustments to reconcile net loss to net cash provided by operations:
                Depreciation and amortization                                                   35            114
                Non-cash stock-based compensation                                              119              1
                Derivative revaluation                                                       1,646            ---
                Allowances for excess and obsolete inventory                                    85            ---
                Other reserves, payroll tax refund                                             ---           (245)

                Non-cash interest income on notes receivable from officers                     ---             (3)
                Changes in operating assets and liabilities:
                     Accounts receivable, net                                                   (2)            35
                     Inventories, net                                                           56           (136)
                     Prepaid expenses                                                          112            (81)
                     Other assets                                                              (47)            47
                     Accounts payable                                                          (20)           212
                     Accrued employee compensation                                              28            105
                     Short-term credit obligations                                             729            ---
                     Other current liabilities                                                  (9)           ---
                     Deferred rent                                                              (2)           (11)
                                                                                        ----------     ----------
           Net cash used in operating activities                                              (846)        (1,991)
                                                                                        ----------     ----------

           CASH FLOWS FROM INVESTING ACTIVITIES
           Capital expenditures                                                                 (5)           (85)
                                                                                        ----------     ----------
           Net cash used in investing activities                                                (5)           (85)
                                                                                        ----------     ----------

           CASH FLOWS FROM FINANCING ACTIVITIES
           Principal payments under capital leases and credit facility                          (5)           (71)
           Proceed from loan financing                                                         960            ---

           Payments of issuance costs                                                          ---            (31)

           Net proceeds from sale of common stock                                                2             42
                                                                                        ----------     ----------
           Net cash provided (used) by financing activities                                    957            (60)
                                                                                        ----------     ----------

           NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                106         (2,136)
           CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      124          3,854
                                                                                        ----------     ----------
           CASH AND CASH EQUIVALENTS, END OF PERIOD                                     $      230     $    1,718
                                                                                        ==========     ==========

           SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
                Cash paid for interest                                                  $        1     $        2
                                                                                        ==========     ==========

See accompanying notes to financial statements.

                                  CARDIMA, INC.
                   Notes to Consolidated Financial Statements
                    For the Three Months Ended March 31, 2006

1. INTERIM FINANCIAL INFORMATION

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America pursuant to Regulation S-B of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and related notes as contained in the Company's Form 10-K for the year ended December 31, 2005. In the opinion of management, the interim financial statements reflect all adjustments, including normal recurring adjustments, necessary for fair presentation of the interim periods presented. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of results of operations to be expected for the full year.

Stock Options Expensed

Prior to March 2006, as permitted by SFAS No. 123 and amended by SFAS No. 148, the Company applied the intrinsic value method under Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based employee compensation arrangements. In December 2004, the Financial Accounting Standards Board issued SFAS 123 (R), "Share-Based Payments," which is effective for the reporting period beginning on January 1, 2006. The statement required the Company to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. In January 2006, the Company adopted the expense recognition provisions of SFAS No. 123 (R), and for the three months ended March 31, 2006 recorded approximately $119,000 in stock compensation expense. If the Company had expensed stock options for the three months ended March 31, 2005, the stock compensation expense would have been approximately $201,000.

Net Loss Per Common Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. The Company has excluded all warrants and stock options from the computation of basic and diluted earnings per share because all such securities are anti-dilutive for all periods presented. Excluded common stock equivalent shares included the following:

                                              March 31,           December 31,
                                                 2006                2005
                                          ----------------   -----------------

      Warrants.........................         81,169,168          49,369,168
      Stock Options....................          6,374,066           7,557,035
                                          ----------------   -----------------

      Total Warrants and Options......          87,543,234          56,926,203
                                          ----------------   -----------------

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are described in Note 1 to the Financial Statements included in the Company's annual report on Form 10-K for the year ended December 31, 2005. The accounting policies used in preparing the Company's interim 2006 condensed financial statements are the same as those described in the Company's annual report. The Company's critical accounting policies are those both having the most impact to the reporting of the Company's financial condition and results, and requiring significant judgments and estimates. The Company's critical accounting policies include those related to revenue recognition, stock-based compensation and valuation of inventories.

3. DEBT FINANCING TRANSACTIONS

In August 2005, the Company entered into a $3,000,000 Secured Loan Agreement with Apix International Limited (Apix), which has been fully funded. On February 14, 2006, the Company entered into a new loan facility term sheet with Apix, which provided for the rollover of the original loan agreement and the grant of an additional loan facility in the amount of $660,000 at an interest rate of 10% per annum. In addition, the Company and Apix have agreed to the following terms:
(i) the maturity date of the original loan facility is extended from February 28, 2006 to May 18, 2006; (ii) the exercise price of the original warrant has been adjusted to $0.06 per share. Moreover, the Company has granted Apix a new warrant to purchase 23,800,000 shares of common stock at an exercise price of $0.06 per share for a term of ten years. Furthermore, upon completion of the full funding under the new loan facility, the Company has granted Apix warrants to purchase an additional 8,000,000 shares of its common stock at an exercise price of $0.06 per share for a term of ten years; (iii) the Company has granted Apix the right to convert the loan principal, interest, facility fees and exit fees into shares of its common stock at a conversion price of $0.06 per share;
(iv) the facility fee has been increased from $60,000 to $80,000. In addition, the exit fee has been increased from $900,000 to $1,300,000; (v) upon completion of the full funding under the new loan facility, the exit fee would be increased by $260,000; (vi) the Company agrees to register the shares underlying the loan principal, facility fees, and warrants on a registration statement as soon as practicable after the date of issuing the warrant, but in any event no later than May 31, 2006. The Company received funding under this agreement of $200,000 and $460,000 in February and March 2006, respectively. In April 2006, Apix provided an additional advance to the Company in the amount of $675,000.

4. CONCENTRATIONS OF RISK

During the quarter ended March 31, 2006, the Company's net sales to foreign customers increased to 55% of total, with 32% to Asia (Japan), 22% to Europe and 1% to others. During the quarter ended March 31, 2005, net sales to foreign customers were 52%, with 39% to Asia (Japan), 13% to Europe. The Company's net sales by country in the quarter ending March 31, 2006 was 45% to US and 32% to Japan and for the same quarter in 2005, the net sales by country was 48% to US, 39% to Japan.

During the quarter ended March 31, 2006, revenues to one customer comprised 32.5% of the company's total net product sales. During the quarter ending March 31, 2005, one customer comprised 39.4% of the company's total net product sales.

5. INVENTORIES

Inventories are stated at the lower of cost or market. Cost is based on actual costs computed on a first-in, first-out basis. Inventories consist of the following (in thousands):

                                           March 31,              December 31,
                                             2006                     2005
                                        --------------           -------------
              Raw materials             $           97           $          90
              Work-in-process                       55                     101
              Finished goods                        94                     196
                                        --------------           -------------
                                        $          246           $         387
                                        ==============           =============


Inventories shown above are net of allowances for excess and obsolete inventory of $748,000 and $663,000 at March 31, 2006 and December 31, 2005, respectively. The Company provides allowances for: (i) inventory which is slow moving, (ii) inventory with expiring shelf life, and (iii) inventory that has become obsolete as a result of technological advancements.

6. SHORT-TERM CREDIT OBLIGATIONS

The Company had the following short-term credit obligations outstanding:

                                      March 31, 2006         December 31, 2005
                                      --------------         -----------------

    Apix Loan                         $   3,660,000          $      2,700,000
    Apix Loan Fees                        1,715,000                 1,035,000
    Apix Loan Accrued Interest              147,395                    70,014
    Insurance Financing                           -                    47,475
                                      --------------         -----------------
                                      $   5,522,395          $      3,852,488
    Less: Notes Discount                   (947,827)                 (961,957)
                                      --------------         -----------------
                                      $   4,574,568          $      2,890,532
                                      ==============         =================


7. WARRANT LIABILITIES

     The Company had the following warrant liabilities outstanding:

                                     Total             Value at                  Value at              Value at
                                     -----             ---------                 --------              --------
                                 Warrant Shares        Inception              March 31, 2006       December 31, 2005
                                 --------------        ---------             ----------------      -----------------
        August 2005 Loan             30,000,000    $     3,000,000           $     1,377,000      $       1,200,000
        February 2006 Loan           31,800,000    $     1,469,160           $     1,421,740      $               -
                                                                             ---------------------------------------
                                                                             $     2,846,160      $       1,200,000
                                                                             =======================================

8. SUBSEQUENT EVENTS

In May 2006, the Company received notification from the Labor Commissioner of the State of California that penalties of $24,000 to be paid to some former employees pursuant to California Labor Code Section 203 have been assessed against the Company. The Company disputes the penalties and plans to defend against them.

REPORT OF MARC LUMER & COMPANY, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cardima, Inc.

We have audited the accompanying balance sheet of Cardima, Inc. as of December 31, 2005 and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardima, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ Marc Lumer & Company

                                            San Francisco, California
                                            April 14, 2006

    REPORT OF BDO SEIDMAN, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cardima, Inc.

We have audited the accompanying balance sheet of Cardima, Inc. as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardima, Inc. at December 31, 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              /s/    BDO Seidman, LLP
                                              San Francisco, California

                                              February 18, 2005

                                  CARDIMA, INC.
                                  BALANCE SHEET
                        As of December 31, 2005 and 2004
                    (In thousands, except per share amounts)

                                                                                                    December 31,
                                                                                         -----------------------------------
      ASSETS                                                                                 2005                  2004
                                                                                         -------------         -------------
      Current assets:
           Cash and cash equivalents...................................................  $         124         $       3,854
           Accounts receivable, net of allowances for doubtful accounts
               of $26 and $81 at December 31, 2005 and 2004, respectively..............            265                   303
           Inventories.................................................................            387                   878
             Prepaid expenses..........................................................            285                   456
             Notes receivable from officers, net ......................................             --                   575
           Deferred charges............................................................            304                    --
             Other current assets......................................................             28                    38
                                                                                         -------------         -------------
               Total current assets....................................................          1,393                 6,104
      Property and equipment, net......................................................            318                   395
      Other assets.....................................................................             35                    38
                                                                                         -------------         -------------
         [Either add "Total Assets" here or remove description from total line below]    $       1,746         $       6,537
                                                                                         =============         =============
      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current liabilities:
           Accounts payable............................................................  $         956         $         870
           Accrued compensation........................................................            351                   604
             Warrant liability.........................................................          1,200                    --
           Other current liabilities...................................................             42                   321
           Credit obligation...........................................................          2,890                    79
             Deferred rent.............................................................             18                    41
             Capital lease obligation - current portion................................             24                    31
                                                                                         -------------         -------------
                   Total current liabilities ..........................................          5,481                 1,946
                                                                                         =============         =============
      Capital lease obligation - noncurrent portion....................................             28                    52
                                                                                         -------------         -------------

      Commitments and contingencies (Note 2)

      Stockholders' equity (deficit):
           Common stock, $0.001 par value; 300,000,000 shares authorized, 101,613,658 and 101,305,613 shares issued and outstanding at December 31, 2005 and
           December 31, 2004 respectively..............................................        117,999               117,973
             Accumulated deficit.......................................................       (121,762)             (113,434)
                                                                                         -------------         -------------
           Total stockholders' equity (deficit)........................................         (3,763)                4,539
                                                                                         -------------         -------------
              Total liabilities & stockholders' equity (deficit)                         $       1,746         $       6,537
                                                                                         =============         =============

See accompanying notes to financial statements

                                  CARDIMA, INC.
                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                                           Year Ended December 31,
                                                                          ------------------------------------------------------
                                                                               2005               2004                2003
                                                                          --------------     --------------      --------------
 Net sales                                                                $        1,859     $        2,366      $        2,242
 Cost of goods sold                                                                1,999              2,608               3,114
                                                                          --------------     --------------      --------------

          Gross margin deficiencies                                                 (140)              (242)               (872)
                                                                          --------------     --------------      --------------
 Operating expenses:
          Research and development                                                 2,074              3,947               4,951
          Selling, general and administrative                                      4,817              5,528               6,566

                                                                          --------------     --------------      --------------

                   Total operating expenses                                        6,891              9,475              11,517
                                                                          --------------     --------------      --------------

 Operating loss                                                                   (7,031)            (9,717)            (12,389)
 Interest and other income                                                         2,053                 18                  72
 Interest expense                                                                 (3,350)               (14)                (14)
 Non-cash expense                                                                     --                (33)               (904)
                                                                          --------------     --------------      --------------

 Net loss                                                                 $       (8,328)    $       (9,746)     $      (13,235)
                                                                          ==============     ==============      ==============

 Basic and diluted net loss per share                                     $        (0.08)    $        (0.11)     $        (0.20)
                                                                          ==============     ==============      ==============

  Shares used in computing basic and diluted net loss per share
                                                                                 101,408             85,703              66,256
                                                                          ==============     ==============      ==============

See accompanying notes to financial statements

                                  CARDIMA, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Deficit)
        For the Fiscal Year Ended December 31, 2005 and December 31, 2004
               (In thousands, except share and per share amounts)

                                                                                             Accumu-        Total
                                                                      No. of     Common      lated       Stockholders'
                                                                      Shares     Stock       Deficit        Equity
                                                                    -----------  ---------  ----------   ------------
     Balance at December 31, 2002                                    54,394,264  $  94,003  $  (90,453)  $      3,550
     Common stock issued under employee stock plans                     260,616        159          --            159

     Common stock issued through private placements                  25,599,938     14,745          --         14,745
     Expense for vesting of stock options granted to employees               --         79          --             79
     Expense for options granted to non-employees                            --         51          --             51
     Reclassification of warrant liability to equity upon                    --        904          --            904
     registration
     Common stock issued through warrant exercises                       78,980         47          --             47
     Net Loss                                                                --         --     (13,235)       (13,235)
                                                                    -----------  ---------  ----------   ------------
     Balance at December 31, 2003                                    80,333,798    109,988    (103,688)         6,300
     Common stock issued under employee stock plans                     265,322        111          --            111

     Common stock issued through cashless exercise of warrants           40,252         --          --             --
     Common stock issued through exercises of stock options              55,963         19          --             19
     Common stock issued through private placements                  16,465,439      4,084          --          4,084
     Expense for vesting of stock options granted to non-employees           --         10          --             10
     Expense for options granted to non-employees                            --         55          --             55
     Common stock issued through exercise of warrants                 4,144,839      3,120          --          3,120
     Reclassification of warrant liability to equity upon                    --        691          --            691
     registration
     Expense related to private placement                                    --       (105)         --           (105)
     Net Loss                                                                --         --      (9,746)        (9,746)
                                                                    -----------  ---------  ----------   ------------
     Balance at December 31, 2004                                   101,305,613    117,973    (113,434)         4,539
     Common stock issued under employee stock plans                     286,045         50          --             50

     Expense for vesting of stock options granted to non-employees           --          1          --              1
     Common stock issued to non-employees                                22,000          2          --              2
     Expense related to private placement                                    --        (27)         --            (27)
     Net Loss                                                                --         --      (8,328)        (8,328)
                                                                    -----------  ---------  ----------   ------------
     Balance at December 31, 2005                                   101,613,658 $  117,999  $ (121,762)  $     (3,763)

See accompanying notes to financial statements.

                                  CARDIMA, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        For the Fiscal Year Ended December 31, 2005 and December 31, 2004
                                 (In thousands)


                                                                                              YEAR ENDED DECEMBER 31,
                                                                                    --------------------------------------------
                                                                                        2005            2004            2003
                                                                                    ------------    ------------    ------------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                                          $     (8,328)      $  (9,746)      $ (13,235)
  Adjustments to reconcile net loss to net cash provided by operations:
       Depreciation and amortization                                                         201             251             622
       Non-cash stock-based compensation                                                       3              66             130
         Derivative revaluation                                                               --              33             904
         Excess and obsolete inventory                                                         8              --              --
         Write-off of payroll tax refund liability                                          (245)             --              --
       Loss on disposal of assets                                                             --               5               9
         Non-cash interest (income) charge on notes receivable from officers                  --              51             (31)
         Allowance for notes receivable from officers                                        575              --              --

         Changes in operating assets and liabilities:
           Accounts receivable, net                                                           38              (4)             19
           Inventories, net                                                                  483             113             235
           Prepaid expenses                                                                  477             227             215
           Other current assets                                                               --              --              51
           Other assets                                                                     (290)             (7)             51
           Accounts payable                                                                   86             (40)         (1,119)
           Accrued employee compensation                                                    (253)           (265)           (369)
           Other current liabilities                                                       1,308              42               3
           Deferred rent                                                                     (23)             (4)             41
                                                                                    ------------    ------------    ------------
                    Net cash used in operating activities                                 (5,960)         (9,278)        (12,474)
                                                                                    ------------    ------------    ------------
  CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                                      (124)            (97)           (155)
                                                                                    ------------    ------------    ------------
                         Net cash used in investing activities                              (124)            (97)           (155)
                                                                                    ------------    ------------    ------------
  CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payments under capital leases and credit facility                               (369)           (445)             81
  Payments of issuance costs                                                                 (31)           (522)             --
  Net proceeds from loan financing                                                         2,700              --              --
  Net proceeds from sale of common stock                                                      54           7,750          15,609
                                                                                    ------------    ------------    ------------
                        Net cash provided by financing activities                          2,354           6,783          15,690
                                                                                    ------------    ------------    ------------
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (3,730)         (2,592)          3,061
  CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                             3,854           6,446           3,385
                                                                                    ------------    ------------    ------------
  CASH AND CASH EQUIVALENTS, END OF YEAR                                            $        124    $      3,854    $      6,446
                                                                                    ============    ============    ============
  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
  Cash paid during the year for interest                                            $         15    $         13    $         15
                                                                                    ============    ============    ============
  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
  Equipment acquired under capital lease arrangements                               $         --    $         --    $         98
  Loan financing                                                                           2,839              --              --
  Financing of insurance premium                                                             306             358             297
                                                                                    ============    ============    ============

See accompanying notes to financial statements.

                                  CARDIMA, INC.
                   Notes to Consolidated Financial Statements
                   For the Fiscal Year Ended December 31, 2005

1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

The Company was incorporated in the State of Delaware on November 12, 1992. The Company designs, develops, manufactures and markets minimally invasive, single-use, micro-catheter systems for the mapping and ablation of the two most common forms of cardiac arrhythmias: atrial fibrillation and ventricular tachycardia. The Company has licensed its micro-catheter technology for use in the treatment of electrophysiological diseases affecting areas other than the central nervous system from Target Therapeutics. The Company sells its products worldwide through both direct sales and distribution channels, with a substantial [if over 10%, need to disclose in f/s and in MDA] portion of its sales to international customers.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, as of December 31, 2005, the Company had cash and cash equivalents on hand of $124,000, negative working capital of $4.1 million, and an accumulated deficit of approximately $121.8 million. These factors raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional funds and implement its business plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

Revenue Recognition

The Company recognizes revenue from two types of customers, end users and distributors. Revenue is recognized in accordance with Staff Accounting Bulletin 104, "Revenue Recognition," when all of the following criteria are met:
persuasive evidence of an arrangement exists, shipment of the product has occurred and title of products transferred at the point of shipment, payment of the product is reasonably assured and no substantive obligations to the customer remain. Revenue is presented net of discounts, allowances, and returns. Customers are not entitled to any rights of product return. Payment terms are either open trade credit or cash. We have distributors in Asia and Europe and we record as revenue the wholesale price we charge our distributors. The distributors assume the title and the risk of loss at the shipping point. There is no price protection or return rights for the distributors.

Research and Development

Research and development costs, which include clinical and regulatory costs, are charged to expense as incurred.

Reclassification of Previously Reported Financial Results

Certain reclassifications have been made to our previously reported quarterly financial statements in order to conform to the presentation of our audited annual financial statements. After analysis studies were performed to evaluate the net realizable values of long-lived assets, the impairment charges to the long-lived assets in the first half of fiscal year 2005 were reversed and the appropriate depreciation expenses for these long-lived assets were recorded in the first three quarters respectively. This resulted in the following changes to our previously reported financial results:

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

                                                      Q1 2005       Q2 2005        Q3 2005
                                                     ---------     ---------      ---------
      Impairment of long-lived assets
      Original filing                                $     358     $     46       $      -

      Change                                              (358)         (46)             -
                                                     =========     ========       ========

      Restated                                       $       -     $      -       $      -

      Cost of Goods Sold
      Original filing                                $     444     $    744       $    483

      Change                                                21           16             16
                                                     =========     ========       ========

      Restated                                       $     465     $    760       $    499

      Research & Development Expenses
      Original filing                                $     642     $    758       $    198

      Change                                                14           11             11
                                                     =========     ========       ========

      Restated                                       $     656     $    769       $    209

      Selling, General and Administrative Expenses
      Original filing                                $   1,697     $  1,319       $    613

      Change                                                23           14              8
                                                     =========     ========       ========

      Restated                                       $   1,720     $  1,333       $    621

      Net Loss
      Original filing                                $  (2,329)    $ (2,850)      $ (1,129)

      Change                                               300            5            (35)
                                                     =========     ========       ========

      Restated                                       $  (2,029)    $ (2,845)      $ (1,164)

Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options, including Financial Accounting Standards Board Interpretation (FIN) 44, "Accounting for Certain Transactions Involving Stock Compensation".

Compensation expense is based on the difference, if any, between the fair value of the Company's common stock and the exercise price of the option or share right on the measurement date, which is typically the date of grant. This amount is recordable as "Deferred stock compensation" in the Balance Sheets and amortized as a charge to operations over the vesting period of the applicable options or share rights. In accordance with Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the Company has provided, below, the pro forma disclosures of the effect on net loss and loss per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

For purposes of disclosures pursuant to SFAS 123 as amended by SFAS 148, the estimated fair value of options is amortized to expense over the options' vesting period.

The following table illustrates the effect on reported net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

                                                                                             Years ended
                                                                                             December 31,
                                                                             -------------------------------------------
                                                                                  2005           2004           2003
                                                                             -------------------------------------------
  Net loss applicable to common shareholders - as reported                    $     (8,328)  $   (9,746)   $    (13,235)
  Add:
         Stock-based employee compensation expense included in
         reported net income, net of applicable tax effects                            ---         ---              130
  Less:
         Total stock-based employee compensation expense determined under fair value based method for all awards,
         net of applicable tax effects
                                                                                      (778)      (1,039)         (1,129)
                                                                             -------------------------------------------
  Pro forma net loss applicable to common shareholders                       $      (9,106)  $  (10,785)   $    (14,234)
                                                                             ===========================================

  Basic and diluted net loss per share applicable to common
  shareholders - as reported
          As reported                                                        $       (0.08)  $    (0.11)   $     (0.20)
          Pro forma                                                          $       (0.09)  $    (0.13)   $     (0.21)


The  fair  value  of  options  was  estimated  at the  date  of  grant  using  a
Black-Scholes  option  valuation  model  with  the  following   weighted-average
assumptions:

                                                           2005               2004                2003
                                                           ----               ----                ----
                            Expected life (years)           4.0                4.0                 4.0
                            Interest Rate                  4.4%               3.0%                2.0%
                            Volatility                     128%               127%                129%
                            Dividend Yield                   0%                 0%                  0%


Net Loss Per Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. The Company has excluded all warrants and stock options from the computation of basic and diluted earnings per share because all such securities are anti-dilutive for all periods presented. Excluded common stock equivalents included the following:

                                                               2005           2004              2003
                                                       -------------- --------------- -----------------
                          Warrants                        49,369,168      24,717,722        22,336,445
                          Stock Options                    7,557,035       6,684,112         6,693,513
                                                       -------------- --------------- -----------------
                          Total Options and Warrants      56,926,203      31,401,834        29,029,958
                                                       ============== =============== =================

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

Cash and Cash Equivalents

The Company considers investments in highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company did not hold any short-term investments at December 31, 2005 or 2004. Cash and cash equivalents consist of the following (in thousands):

                                                                                 December 31,
                                                                     ------------------------------------
                                                                           2005                 2004
                                                                     ----------------    ----------------
                         Cash and cash equivalents:
                            Cash..................................   $            124     $           176
                            Money market funds....................                ---               3,678
                                                                     ----------------    ----------------
                         Total cash and cash equivalents....         $            124     $         3,854
                                                                     ================    ================

Accounts Receivable and Allowance for Doubtful Accounts

The Company's receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectibility of accounts receivable on a case-by-case basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of aging.

Notes Receivable From Officers and Allowance for Loan Loss

As of December 31, 2005, the Company has two outstanding and overdue notes receivable from related parties, which are fully reserved. The notes receivable are as follow:

    ---------------------------------------------------------------------------------------------------------------------------
      Related Parties    Principal   Maturity Date Interest Rate    Accrued    Reserved Amount Balance as of   Balance as of
      ---------------    ----------  ------------- -------------    --------   --------------- --------------  --------------
                           Amount                                   Interest                      12/31/04        12/31/05
                           ------                                   --------                      --------        --------
    ---------------------------------------------------------------------------------------------------------------------------
     Current Director   $278,500.00    15-Dec-05      3 Month      $78,600.00    $357,100.00    $357,100.00        $0.00
                                                   Treasury Bill
    ---------------------------------------------------------------------------------------------------------------------------
      Former Officer    $192,500.00    15-Jun-05      3 Month      $25,000.00    $217,500.00    $217,500.00        $0.00
                                                   Treasury Bill
    ---------------------------------------------------------------------------------------------------------------------------

The allowance for loan loss represents management's estimate of principal and accrued interest losses as of the balance sheet date. Determination of the reserve is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows. Also specific reserves are established in cases where management has identified significant conditions or circumstances related to an individual credit that we believe indicates the note is un-collectible. Note losses are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Evaluations of the reserve balance are conducted quarterly. No interest accrual was made after December 31, 2004.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is based on actual costs computed on a first-in, first-out basis. Inventories consist of the following (in thousands):

                                                       December 31,
                                         --------------------------------------
                                              2005                   2004
                                         ---------------        ---------------
       Raw materials...................  $           90         $         152
       Work-in-process.................             101                    99
       Finished goods..................             196                   627
                                         ---------------        ---------------

                                         $          387         $         878
                                         ===============        ===============


Inventory amounts shown above are net of allowance for excess and obsolete inventory, and adjustments to net realizable value of $663,000 and $655,000 at December 31, 2005 and 2004, respectively. The Company provides allowances for:
(i) inventory which is slow moving, (ii) inventory with expiring shelf life, and
(iii) inventory that has become obsolete as a result of technological advancements. Moreover, as of December 31, 2005, the Company has approximately $92,000 inventories located in foreign countries.

Property and Equipment

Property and equipment, including equipment under capital leases, are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives, generally three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Depreciation expense includes amortization of capital leases and leasehold improvements.

Property and equipment consist of the following (in thousands):

                                                                                       December 31,
                                                                             2005                    2004
                                                                         -------------           ------------
                 Equipment..........................................     $       1,915           $     3,216

                 Leasehold improvements.............................               218                   218
                                                                         -------------           -----------
                                                                                2,133                3,434

                 Less accumulated depreciation and
                      amortization..................................            (1,815)               (3,039)
                                                                         -------------           -----------


                                                                         $         318           $       395
                                                                         =============           ===========

                 Idle Equipment.....................................
                                                                         $       1,382           $         -
                 Less accumulated depreciation and
                      amortization..................................            (1,382)                    -
                                                                         -------------           ------------

                                                                         $           -           $         -
                                                                         =============           ============

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

Equipment includes property and equipment financed under capital leases, which were $134,000 and $150,000 at December 31, 2005 and 2004, respectively. Accumulated amortization related to leased assets was $72,000 and $51,000 at December 31, 2005 and 2004, respectively. With the June 2005 furlough and the August 2005 reduction-in-force, these concepts not yet explained in the f/s] the Company has fully depreciated idle equipments in the amount of $1,382,000 as of December 31, 2005.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Concentrations of Risk

To date, product sales have been direct to customers in the United States and to distributors primarily in Europe, Japan and South America. During the year ended December 31, 2005, 2004 and 2003 revenues to the Company's largest customer, Paramedics Co. Ltd. in Japan, comprised 48%, 36% and 38% of the Company's total net product sales respectively. No other single customer represented greater than 10% of product sales in the years 2005, 2004 and 2003, respectively. Accounts receivable from this customer were $214,760 and $165,000 at the end of 2005 and 2004, respectively. The total export sales represented 64% of net sales for the year ended December 31, 2005. Japan was the only country that accounted for more than 10% of the Company's net export sales in 2005. Allowances for doubtful accounts were $26,000 and $35,000 as of December 31, 2005 and 2004, respectively. When necessary, estimated provisions for product returns are recorded. The geographic distribution of net sales was as follows (in thousands):

                                                                  Year Ended December 31,
                                     -------------------------   -------------------------   -------------------------
                                               2005                        2004                        2003
                                     -------------------------   -------------------------   -------------------------
    United States                    $         682         36%   $        1,142        48%   $          913        41%
    Germany                                    137          8%              176         8%              334        15%
    Europe - Other                             138          8%              175         7%              109         5%
    Asia -- Japan                              897         48%              857        36%              847        38%
    Others                                       5          0%               16         1%               39         1%
                                     -------------               --------------             ---------------

    TOTAL NET SALES:                 $       1,859               $        2,366              $        2,242
                                     =============               ==============             ===============

The Company purchases certain key components of its products for which there are relatively few alternative sources of supply including the hydrophilic coating for certain of its micro-catheters, from sole or limited source supplies.
Establishing additional or replacement suppliers for any of the numerous components used in the Company's products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure of the Company's products would limit the Company's ability to manufacture its products and would have a material adverse effect on the Company's business, financial condition and results of operations.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS --- (Continued)

The Company receives payments from its customers and deposits in federally insured financial institutions during its normal course of business. From time to time, the balances with these deposit accounts may exceed the federally insured maximum limit, $100,000. As at the end of December 31, 2005, the Company has cash of $124,000.

Segment Reporting

The Company identifies its operating segments based on how management internally evaluates separate financial information (if available), business activities and management responsibilities. The Company operates in a single business segment, the manufacturing and sale of device-based medical therapies.

Fair Value of Financial Instruments

The Company's financials instruments at December 31, 2005 and 2004 consist of cash and cash equivalents, accounts receivable, notes receivable from officers, accounts payable, warrant liabilities, credit obligations and capital lease obligation. The carrying values of these financial instruments approximate their fair values.

Off-Balance-Sheet Arrangements

As of December 31, 2005 , the Company had no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No.151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-based Payment". SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option-pricing model for estimating fair value, which is then amortized to expense over the service periods. SFAS No. 123(R) allows for either modified prospective recognition of compensation expense or modified retrospective recognition. In the first quarter of 2006, the Company began to apply the modified prospective recognition method and implemented the provisions of SFAS No. 123(R). The Company is currently evaluating the requirements of SFAS 123(R) and expects that the adoption of SFAS 123(R) will increase the loss of the Company.

In May  2005,  the FASB  issued  SFAS No.  154,  "Accounting  Changes  and Error
Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and is effective for fiscal years beginning after December 15, 2005, i.e. fiscal year ended December 31, 2006. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial statements.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

2. Commitments and Contingencies

The Company leases facilities under an operating lease, which has been extended through May 2007. The Company also leases certain equipment under non-cancelable capital leases. Following is a schedule of future minimum lease payments under both operating and capital leases (in thousands).

                                                    Operating       Capital
    Fiscal Year                                      Leases         Leases
    ---------------------------------------------  ------------   ------------
    2006                                            $      272    $        28
    2007                                                   115             26
    2008                                                   ---              3
                                                   ------------   ------------
    Total minimum lease payments                    $      387             57
    Less amounts representing interest                                      5
                                                   ------------   ------------
    Present value of net minimum lease payments                   $        52
                                                   ============   ============


Rent expense was approximately $385,000 in 2005, $503,000 in 2004 and $487,000 in 2003.

The cost of assets recorded under capital leases at December 31, 2005 and 2004 was $134,000 and $150,000 respectively, and the related accumulated depreciation is $72,000 and $51,000, respectively.

The Company is currently not a party to any material legal proceedings. Notwithstanding the foregoing, Cardima has entered into several agreements with parties to act as its financial advisors, finders or agents in connection with actual and proposed equity financings, which have provided that the Company will pay cash fees and issue warrants to purchase shares of common stock to these parties in connection with financings. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse event on our results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. Depending on the amount and timing, an unfavorable outcome of some or all of these matters could have a material adverse effect on the Company's cash flows, business, results of operations or financial position. An estimate of potential loss from pending proceedings cannot be made at this time.

3. Short-Term Credit Obligations

The Company had the following short-term credit obligations outstanding:

                                                     December 31, 2005

            Apix Loan                               $        2,700,000

            Apix Loan Fees                                   1,035,000

            Apix Loan Accrued Interest                          70,014

            Insurance Financing                                 47,475
                                                   --------------------
                                                            3,852,488

            Less: Notes Discount                              (961,957)
                                                   --------------------
                                                   $         2,890,532
                                                   ====================

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

The Company entered into a $3,000,000 loan agreement with Apix International Limited (Apix) in August 2005. As of December 31, 2005, the balance of the notes payable to Apix was in the amount of $2,843,000 which includes $2,700,000 cash proceeds from Apix, $1,035,000 in loan fees, $70,000 in accrued interest and an offsetting $962,000 note discount due to the granting of the 30,000,000 warrant shares to Apix. In addition, the Company had insurance-related financing with a $47,000 balance as of December 31, 2005. For the Apix loan fees, the Company has set up a deferred charges account, which was amortized over the life of the agreement. As of December 31, 2005, the balance of these deferred charges was $304,000. Also the 30,000,000 warrant shares were valued at inception and revalued at the balance sheet date. The net change in the fair value of these warrants was recorded as other income of $1,800,000 for the year ended December 31, 2005.

4. Stockholder's Equity

The Company is authorized to issue two classes of stock, common stock and preferred stock. The total number of shares of common stock authorized to be issued is three hundred million, par value $0.001 per share, and the total number of shares of preferred stock authorized to be issued is five million, par value $0.001 per share.

Preferred stock

The preferred stock may be issued from time to time in one or more series, without further stockholder approval. Series A preferred stock is non-redeemable, and has certain liquidation preferences. There were no shares of preferred stock outstanding at December 31, 2005, 2004, and 2003.

Equity Transactions from 2003 through 2005

On December 31, 2002 and January 22, 2003, the Company sold by means of a private placement an aggregate of 5,333,319 shares of common stock at prices of $0.74955 per share for gross proceeds of $4,000,000. In addition, the Company issued to the investors warrants to purchase 2,400,000 shares of common stock at an exercise price of $0.8245 per share. The Company paid to the party that acted as finder in connection with this private placement a fee of $25,000 in cash plus 66,667 shares of common stock. Upon the closing of the transactions, the Company also paid to the finder a total of $300,000 in cash and issued to the finder warrants to purchase 533,331 shares of the Company's common stock at an exercise price of $0.8245.

On March 28, 2003, the Company sold by means of a private placement an aggregate of 2,941,175 shares of the Company's common stock at a price of $.085 per share for gross proceeds of $2,500,000. In addition, the Company issued to the investors warrants to purchase 1,176,470 shares of the Company's common stock at an exercise price of $1.25 per share. The Company paid to the party that acted as agent in connection with this private placement a total of $175,000 in cash and warrants to purchase 294,117 shares of the Company's common stock at an exercise price of $0.935.

On April 11, 2003, the Company sold by means of a private placement an additional 4,395,587 shares of its common stock at a price of $0.85 per share for gross proceeds of approximately $3,700,000. In addition, the Company issued to the investors warrants to purchase 1,758,234 shares of the Company's common stock at an exercise price of $1.25 per share. The Company paid to the parties that acted as agents in connection with this private placement a total of $270,000 in cash, and issued to the agents warrants to purchase 448,557 shares of the Company's common stock at an exercise price of $0.935.

On August 13, August 14 and August 18, 2003, the Company sold by means of a private placement an aggregate of approximately 10,282,800 shares of common stock at a price of $0.5296 per share, 2,421,980 shares at $0.5664 per share, and 977,176 shares at $0.6064 per share for net proceeds of approximately $6.8 million. In addition, the Company issued to the investors warrants to purchase 3,084,840 shares of common stock at an exercise price of $0.7282 per share, warrants to purchase up to 726,590 shares at $0.7788 per share and warrants to purchase up to 293,152 shares at a $0.8338 per share.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

In October 2003, the Company called the warrants dated August 13, 2003 with exercise prices of $0.7282 for redemption on March 15, 2004. The Company paid approximately $520,000 in cash to parties that acted as its agents in connection with this private placement, and issued to the agents warrants to purchase 321,057 shares of common stock at an exercise price of $0.8375 and warrants to purchase up to 440,812 shares at prices that range from $0.90 to $1.1025 per share.

On December 19, 2003, the Company sold by means of a private placement an additional 3,583,327 shares of its common stock at a price of $0.87 per share for gross proceeds of approximately $3,117,000. In addition, the Company issued to the investors warrants to purchase 1,074,993 shares of its common stock at an exercise price of $0.957 per share. The Company paid to the parties that acted as agents in connection with this private placement a total of $218,225 in cash, and issued to the agents warrants to purchase 303,608 shares of common stock at $0.957 per share and warrants to purchase 20,689 shares at $1.2375 per share.

On March 17, 2004, the Company announced that all of the warrants that it had issued on August 13, 2003, as well as a portion of the warrants issued on August 14 and 18, 2003, had been exercised for a total of 4,144,839 shares of common stock. Warrant exercise prices ranged from $0.7282 to $0.8375 per share. The Company issued a notice of redemption on October 10, 2003 in connection with its election to redeem all outstanding warrants issued on August 13, 2003. Total net proceed from the exercise of these warrants was $3.1 million.

On November 24, 2004, the Company sold by means of a private placement 16,465,439 shares of its common stock at a price of $0.2733 per share for net proceeds of approximately $4.1 million. In addition, the Company issued to the investors four-year warrants to purchase 6,586,165 shares of its common stock at an exercise price of $0.4295 per share. The warrants will be exercisable beginning on May 24, 2005 until May 23, 2009. The Company paid to the parties that acted as its agents in connection with this private placement a total of $330,000 in cash, and the Company issued identical warrants to purchase 987,926 shares of its common stock at an exercise price of $0.4295 as additional consideration for the placement agents in this transaction. Under the agreements with the investors, with certain limited exceptions the Company was contractually prohibited from issuing common stock or securities convertible into or exercisable for common stock before April 12, 2005 and the Company was also restricted from issuing common stock or securities convertible into or exercisable for common stock at a price per share below $0.2733 before July 12, 2005. The Company is also restricted from issuing certain types of convertible securities while these shares are outstanding.

On August 28, 2005, in connection with the $3,000,000 loan financing from Apix International Limited (Apix), the Company provided the lender warrants with registration rights to purchase 30,000,000 shares of common stock with a strike price of $0,10 per share. Also on February 14, 2006, with the new loan facility of $660,000 from Apix, the Company granted the lender additional warrants with registration rights to purchase in total 31,800,000 shares of the Company's common stock at an exercise price of $0.06 per share. Moreover, the exercise price for the original 30,000,000 warrant shares was adjusted from $0.10 per share to $0.06 per share.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

2003 Stock Option Plan

On April 17, 2003 Cardima Board of Directors adopted the 2003 Stock Option Plan (the "Stock Plan"). The Stock Plan authorizes the Board of Directors or one or more of its members to grant to employees, consultants and non-employee directors options to purchase Common Stock of the Company. Options granted under the Stock Plan may be incentive stock options or non-statutory stock options as determined by the Board of Directors or its delegate.

Under the Stock Plan, 8,200,000 shares of Common Stock have been reserved for issuance. Under the plan, any optionee who owns more than 10% of the combined voting power of all classes of outstanding stock is not eligible for the grant of an incentive stock option unless the exercise price of the option is at least 110% of the fair market value of the Common Stock on the date of the grant.

Under the Stock Plan, except 10% stockholders, the exercise price of incentive stock option will not be less than 100% of the fair value of the Common Stock at the grant date. Each option agreement specifies the term as to when the option is to become exercisable. Standard option issuances are for grants with vesting periods of four years with one year 25% cliff vesting and ratable monthly vesting thereafter. However, in no event shall an incentive stock option granted under the Stock Plan be exercisable more than 10 years from the date of the grant, and in the case of 10% stockholders, no more than 5 years from the date of the grant.

    The following table summarizes activity under the Stock Plan:

                                                                                              Outstanding Options
                                                                      --------------------------------------------------------------
                                                           Shares           Number of          Price            Weighted-Average
                                                         Available           Shares          Per Share            Exercise Price
                                                       -------------  ------------------  ---------------------------------------

    Shares Reserved 2003..........................         2,200,000                ---
    Options Granted...............................          (718,535)           718,535           $0.71- $1.24              $0.86
    Options Cancelled.............................             3,000             (3,000)                 $1.24              $1.24
                                                      --------------  -----------------   ---------------------------------------
    Balance as of 12/31/2003                               1,484,465            715,535            $0.71-$1.24              $0.86
    Shares Reserved 2004..........................         2,000,000                ---                    ---                ---
    Options Granted...............................        (1,763,000)         1,763,000          $0.38 - $1.05              $0.95
    Options Cancelled.............................           432,535           (432,535)         $0.66 - $0.71              $0.71
                                                      --------------  -----------------   ---------------------------------------
    Balance as of 12/31/2004......................         2,154,000          2,046,000          $0.37 - $1.24              $0.95
    Shares Reserved 2005..........................         4,000,000                ---                    ---                ---
    Options Granted...............................        (1,431,000)         1,431,000          $0.06 - $0.35              $0.06
    Options Cancelled ............................           645,531           (645,531)         $0.66 - $0.71              $0.71
                                                      --------------  -----------------   ---------------------------------------
    Balance as of 12/31/2005                               5,368,531          2,831,469          $0.06 - $1.24              $0.53
                                                      ==============  =================   =======================================

At December 31, 2005, 750,917 options were outstanding and exercisable under the Stock Plan. All options granted in 2005, 2004 and 2003 were granted at exercise price equal to the common stock's fair value. The fair value of options granted under the Stock Plan was $ 0.05, $0.22 and $0.20 per share for 2005, 2004 and 2003 respectively.

The following table summarizes information about stock options outstanding at December 31, 2005:

                                                           Options Outstanding                           Options Exercisable
                                             ------------------------------------------------    -----------------------------------
                                                              Weighted-Average
                                                                Remaining     Weighted-Average                      Weighted-Average
                                                Number of      Contractual    Exercise Price        Number of        Exercise Price
                                                 shares            Life                               shares
          Range of Exercise Prices             Outstanding                                         Exercisable
      ----------------------------------     ---------------- --------------- ---------------    -----------------   ---------------
         $0.06 -            $1.00                  1,673,469          9.6           $0.17                 219,501             $0.84

         $1.01 -            $1.24                  1,158,000          8.2           $1.04                 531,416             $1.00
                                              ----------------                 ---------------    -----------------  ---------------

                                                   2,831,469          9.0           $0.53                 750,917             $0.98
                                             ================                 ===============    =================   ===============

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

1993 Stock Option Plan

During 1993, the Board of Directors adopted the 1993 Stock Option Plan, as amended, and reserved 7,650,690 shares of common stock for issuance under the plan. The plan provides for both incentive and non-statutory stock options to be granted to employees, directors and consultants. Exercisability, option price, fair value and other terms are determined by the Board of Directors; however, the exercise price of each incentive stock option shall be not less than 100% of the fair market value of the stock issuable upon exercise of the option on the date the option is granted. The exercise price of each non-statutory stock option shall not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. All options granted prior to the initial public offering shares were generally exercisable upon grant, but shares received upon exercise prior to vesting are subject to repurchase upon the stockholder's termination of service to the Company. Subsequent to the Company's initial public offering, only fully vested shares are exercisable. Shares purchased upon exercise of options generally vest at the rate of 12.5% after six months from the date of grant, and monthly thereafter over the following 42 months. No option shall have a maximum term in excess of ten years from the grant date and no option granted to a 10% stockholder shall have a maximum term in excess of five years from the grant date.

The 1993 plan expired on June 10, 2003, and no additional grants will be made under this plan.

The following table summarizes activity under the 1993 stock option plan:

                                                                                               Outstanding Options
                                                                        ------------------------------------------------------------
                                                          Shares           Number of             Price              Weighted-Average
                                                         Available          Shares             Per Share             Exercise Price
                                                      ---------------  ---------------   -------------------------------------------
    Balance at December 31, 2002..............              2,838,503        4,343,829          $0.34 - $7.00               $1.30
    Options granted...........................             (2,120,998)       2,120,998          $0.71 - $1.42               $1.03
    Options exercised.........................                    ---           (7,025)         $0.34 - $0.70               $0.50
    Options forfeited.........................                561,824         (561,824)         $0.34 - $2.56               $1.26
    Options expired due to plan termination                (1,279,329)             ---                     --                  --
                                                      ---------------  ---------------
    Balance at December 31, 2003                                  ---        5,895,978          $0.34 - $7.00               $1.21
    Options granted...........................                    ---              ---                    ---                 ---
    Options exercised.........................                    ---          (55,953)                 $0.34               $0.34
    Options forfeited..........................                   ---       (1,291,913)         $0.34 - $3.25               $1.29
                                                      ---------------  ---------------
    Balance at December 31, 2004                                  ---        4,548,112          $0.34 - $7.00               $1.21
    Options Granted...........................                    ---              ---                    ---                 ---
    Options Exercised.........................                    ---              ---                    ---                 ---
    Options Forfeited..........................                   ---         (120,546)         $0.34 - $3.25               $1.29
                                                      ---------------  ---------------
    Balance at December 31, 2005                                  ---        4,427,566          $0.34 - $7.00               $1.20
                                                      ===============  ===============

At December 31, 2005, 3,972,466 options were outstanding and exercisable under the plan. There were no options granted in 2005 and 2004. All options granted in 2003 were granted at market value. The fair value of options granted under the plan was $0.19 per share for 2003.

The following table summarizes information about stock options outstanding under this plan at December 31, 2005:
                                                      Options Outstanding                           Options Exercisable
                                        ------------------------------------------------    ------------------------------------
                                                        Weighted-Average
                                           Number of       Remaining                         Number of
                                            shares        Contractual   Weighted-Average      shares         Weighted-Average
      Range of Exercise Prices            Outstanding        Life         Exercise Price    Exercisable      Exercise Price
  ---------------------------------     -------------- --------------- ---------------    ---------------    ---------------
     $0.34  -          $1.00                   468,500        5.3           $0.36                 464,979             $0.35
      1.01  -           1.10                 1,407,998        7.2           $1.03               1,006,123             $1.03
      1.11  -           1.20                   579,765        4.4           $1.16                 579,765             $1.16
      1.21  -           1.40                   561,629        2.5           $1.31                 561,629             $1.31
      1.41  -           1.60                 1,189,848        6.1           $1.50               1,140,144             $1.50
      1.61-             2.60                   182,979        3.6           $1.97                 182,979             $1.97
      2.61  -           7.00                    36,847        2.3           $3.55                  36,847             $3.55
                                        --------------                                    ---------------
     $0.34  -          $7.00                 4,427,566        5.6           $1.20               3,972,466             $1.21
                                        ==============                                    ===============

Re-priced Stock Options

On March 20, 2000, the Company's Board of Directors approved a reduction, effective June 2, 2000, in the exercise price of 462,576 outstanding stock options held by executive officers and employees of the Company to the fair market value of the Company's common stock on June 2, 2000, which was $1.16 per share. These options were granted between July 29, 1997 and July 6, 1999 at exercise prices ranging from $1.91 to $5.88 per share.

Of the initial 462,576 shares that were re-priced, 432,876 shares have been cancelled, 29,700 shares have been exercised and no shares remain outstanding as of December 31, 2005. The cumulative non-cash compensation expense from the re-valuation of these re-priced options was $25,000 from the date of re-pricing in 2000 until December 31, 2005. No expense related to the re-pricing was recorded in 2005, 2004 or 2003 because the closing prices at each applicable reporting date during 2005, 2004 and 2003 was below the re-priced exercise price of $1.16 per share and therefore, no adjustment was required. Since no re-priced options remain outstanding, no additional compensation expense will be recognized in the future.

1997 Directors' Stock Option Plan

In March 1997, the Board of Directors adopted the 1997 Directors' Stock Option Plan. A total of 900,000 shares of common stock have been reserved for issuance under this plan, which included a reservation of 700,000 shares in 2005. This plan provides for the grant of non-statutory stock options to non-employee directors of the Company. In 2005, options to purchase 208,000 shares were granted with a weighted average exercise price of $0.10. In 2005, no options were cancelled and no options were exercised. A total of 90,000 options are outstanding and exercisable under this plan.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

The following table  summarizes  activity under the 1997 Director's Stock Option
Plan:

                                                                                      Outstanding Options
                                                            ----------------------------------------------------------------
                                                                 Shares           Number of      Price Per  Weighted-Average
                                                                Available         Shares         Share      Exercise Price
                                                            -------------  ---------------  --------------- ---------------
   Balance at December 31, 2002                                   122,000           74,000    $0.88 - $1.94           $1.60
   Options granted........................................         (8,000)           8,000    $0.84 - $0.84           $0.84
                                                            -------------  ---------------
   Balance at December 31, 2003                                   114,000           82,000    $0.84 - $1.94           $1.53
   Options granted........................................         (8,000)           8,000            $0.87           $0.87
                                                            -------------  ---------------
   Balance at December 31, 2004                                   106,000           90,000    $0.84 - $1.94           $1.47
   Options reserved.......................................        700,000              ---              ---             ---
   Options granted........................................       (208,000)         208,000            $0.10           $0.10
                                                            -------------  ---------------
   Balance at December 31, 2005                                   598,000          298,000    $0.10 - $1.94           $0.51
                                                            =============  ===============

On December 31, 2005, options covering 90,000 shares were outstanding and exercisable under the 1997 Directors Plan. All options granted in 2005 were granted at exercise prices equal to the common stock's fair value. The fair value of options granted under the plan was $0.05, $0.27 and $0.43 per share for 2005, 2004 and 2003.

                                                    Options Outstanding                        Options Exercisable
                                                    -------------------                        -------------------
                                                       Weighted-
                                                       Average           Weighted-
                                                       Remaining         Average                           Weighted
           Range of Exercise      Number of  Shares    Contractual       Exercise       Number of Shares   Average
           Price                  Outstanding          Life (Years)      Price          Exercisable       Exercise  Price
           -----------------      -----------------   ------------      ----------      ---------------   ---------------
               $0.10-$0.83                  208,000            9.5           $0.10                  ---            ---

               $0.84-$1.94                   90,000            5.7           $1.47               90,000          $1.47
                                  -----------------                                     ---------------
               $0.10-$1.94                  298,000            8.3           $0.51               90,000          $1.47
                                  =================                                     ===============

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

1997 Employee Stock Purchase Plan

In March 1997, the Board of Directors adopted the 1997 Employee Stock Purchase Plan, as amended, and has reserved 1,750,000 shares of common stock for issuance under the purchase plan. The purchase plan is intended to provide an opportunity for eligible employees of the Company and its designated subsidiaries to acquire common stock on a favorable basis. The purchase plan is implemented by a series of offering periods of twelve months duration, with two consecutive purchase periods of six months in duration. New offering periods commence on or about February 1 and August 1 of each year (or at such other time or times as may be determined by the Board of Directors). Through periodic payroll deductions, which may not exceed $25,000 per offering period or 10% of any employee's compensation, eligible employees may purchase common stock at a price equal to the lower of: (i) 85% of the fair market value of the common stock on the offering date; or (ii) 85% of the fair market value of the common stock on the purchase date. As of December 31, 2005, 1,503,204 shares of common stock have been issued under the purchase plan. In 2005, 2004, and 2003, a total of 286,045, 264,364, and 253,591 shares were issued under the plan, respectively.

Stock Based Compensation

On March 5, 2003, the Board of Directors granted non-statutory stock options to certain directors of the corporation to purchase 121,998 of common stock at $1.03 per share and with immediate vesting. A Black-Scholes calculation was used to record $55,000 of non-cash stock compensation expense in 2004.

On  June  30,  2003,  the  Board  of  Directors  approved  a  grant  of  100,000 non-qualified stock options to a consultant with an immediate vesting of one third of the shares and monthly vesting for the remaining portion of the grant, over a two-year term. A Black-Scholes calculation was used to record $600, $9,000 and $21,000 of non-cash stock compensation expense in 2005, 2004 and 2003, respectively.

On July 29, 2003, the Company agreed to issue to a physician as compensation for consulting services to be provided by that physician's group, options to purchase 422,535 shares of common stock at an exercise price of $0.71 per share. The options become exercisable upon the achievement of specific milestones as defined in the related consulting and options agreements. As of December 31, 2003, the Company determined that 55,000 shares had become exercisable based on milestone achievements through that date. A Black-Scholes calculation was used to record $30,000 non-cash compensation expense during 2003 for outside consulting fees. No additional shares were vested in 2004 and no expense was recorded during 2004. All of these options expired by the end of 2004.

On October 22, 2003, the Board of Directors agreed to grant accelerated vesting and an extended exercise period for the stock options granted to a senior officer of the company as part of a negotiated separation agreement. All affected options were reclassified from Incentive Stock options to Non-Qualified options and a non-cash stock compensation expense was taken for the unvested portion of options with exercise prices below market value, as of the date of Board Approval. The non-cash stock compensation expense of $79,000 recorded in 2003 was based on the acceleration of vesting for 302,917 shares with exercise prices of $0.34 and $1.03.

On February 12, 2004, the Board of Directors approved a grant of 100,000 non-qualified stock options to a consultant with monthly vesting of shares over a four-year term. A Black-Scholes calculation was used to record $400, $11,000 of non-cash stock compensation expense in 2005 and 2004, respectively.

On July 9, 2005 and July 28, 2005, the Board of Directors approved a stock issuance in the amount of 10,000 and 12,000 shares of the common stock, respectively, to two consultants. A non-cash stock compensation expense of $2,000 was recorded in 2005.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

Warrants

The following table summarizes information about warrants outstanding at December 31, 2005 and the number of shares of common stock that the holder is entitled to purchase:

                                                                                                                         Expiration
          Date                          In Connection With                          Price Range         Outstanding         Date
    --------------     ----------------------------------------                   ----------------    ---------------   ------------
          06/01        Finance Consulting for Private Placement                        $1.20                  225,000       06/06
          08/02        Private Placement                                               $0.90                2,025,991       08/06
          08/02        Private Placement                                              $1.285                   58,365       08/06
          08/02        Private Placement Commission                               $0.792 - $1.13              698,287       08/06
          10/02        Finance Consulting for Public Relations                         $0.90                  160,000       10/07
          12/02        Private Placement                                              $0.825                1,932,000       12/06
          12/02        Private Placement Commission                                   $0.8245                 435,999       12/06
          01/03        Private Placement                                              $0.825                  505,332       01/07
          03/03        Private placement                                              $1.250                1,176,470       03/07
          03/03        Private Placement Commission                                   $0.935                  294,117       03/07
          04/03        Private Placement                                           $0.935-$1.25             1,758,234       04/07
          04/03        Private Placement Commission                                   $1.340                  404,440       04/07
          08/03        Private Placement Commission                               $0.779 - $0.838             721,552       08/08
          12/03        Private Placement                                              $0.957                1,074,993       12/07
          12/03        Private Placement Commission                                $0.957-$1.238              324,297       12/08
          11/04        Private Placement                                              $0.4295               6,586,165       11/09
          11/04        Private Placement Commission                                   $0.4295                 987,926       11/09
          08/05        Loan Financing                                                  $0.10               30,000,000       08/15
                                                                                                            ---------
                       Total Warrants Outstanding                                                          49,369,168

On August 5, 2002, the Company issued warrants to purchase an aggregate of 2,036,491 shares of common stock at an exercise price of $0.90 per share in connection with the August 2002 private placement transaction. The Company also issued warrants to purchase an aggregate of 678,832 shares of common stock at an exercise price of $0.792 as additional commission for the placement agent in this transaction. The warrant issued to the placement agent is not redeemable. The warrants issued to the investors are redeemable at a purchase price of $0.01 per warrant at the Company's option if its common stock closes at or above $1.44 per share for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to holders of the warrants of its intent to redeem.

On August 12, 2002, the Company issued warrants to purchase an aggregate of 58,365 shares of common stock at an exercise price of $1.285 per share in connection with the August 2002 private placement transaction. The Company also issued warrants to purchase an aggregate of 19,455 shares of common stock at an exercise price of $1.131 as additional commission for the placement agent in this transaction. The warrants issued to the investors are redeemable by the Company if its common stock closes at or above $2.056 per share for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to holders of the warrants of its intent to redeem. The warrant issued to the placement agent is not redeemable.

On December 31, 2002, the Company issued warrants to purchase an aggregate of 1,962,000 shares of common stock at an exercise price of $0.825 per share in connection with the December 2002 private placement transaction. In connection with this transaction, the Company also issued warrants to purchase an aggregate of 435,999 shares of common stock at an exercise price of $0.8245 as additional commission for the placement agent in this transaction. These warrants are not redeemable and contain "cashless exercise" provisions.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

On January 22, 2003, the Company issued warrants to purchase an aggregate of 438,000 shares of common stock at an exercise price of $0.825 per share in connection with the January 2003 private placement transaction. The Company also issued warrants to purchase an aggregate of 97,332 shares of common stock at an exercise price of $0.8245 as additional commission for the placement agent in this transaction. These warrants are not redeemable and contain "cashless exercise" provisions.

On March 28, 2003, the Company issued warrants to purchase an aggregate of 1,176,470 shares of common stock at an exercise price of $1.25 per share. The warrants issued to the investors are redeemable by the Company if its common stock closes at or above $1.70 per share for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to the holders of the warrants of its intent to redeem. Also the Company issued warrants to purchase an aggregate of 293,117 shares of common stock at an exercise price of $0.935 as additional commission for the placement agents in this transaction. The warrants issued to the placement agents are not redeemable.

On April 11, 2003, the Company issued warrants to purchase an aggregate of 1,758,234 shares of common stock at an exercise price of $1.25 per share. The warrants issued to the investors are redeemable by the Company if its common stock closes at or above $1.70 per share for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to the holders of the warrants of its intent to redeem. The Company also issued warrants to purchase an aggregate of 448,557 shares of common stock at an exercise price of $0.935 as additional commission for the placement agents in this transaction. The warrants issued to the placement agents are not redeemable.

In August 2003, the Company issued warrants to purchase an aggregate of 3,084,840 shares of common stock at an exercise price of $0.7282 per share, warrants to purchase an aggregate of 726,590 shares at $0.7788 per share, and warrants to purchase an aggregate of 293,152 shares at $0.8338 per share. The warrants issued to the investors are redeemable by the Company if its common stock closes at or above $1.0592, $1.1328 or $1.2128, respectively, for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to the holders of the warrants of its intent to redeem. The Company also issued warrants to purchase 321,057 shares of our common stock at an exercise price of $0.8375 and warrants to purchase up to 440,812 shares of common stock at prices that range for $0.90 per share to $1.1025 per share as commission for the placement agents in this transaction. In August 2003, the Company issued redeemable warrants to purchase an aggregate of 4,104,582 shares of common stock at exercise prices of $0.7282 to $0.8338 per share. In connection with this transaction, the Company also issued warrants to purchase 761,869 shares of common stock at exercise prices of $0.8375 to $1.1025 per share as commission for the placement agents in this transaction. The warrants issued to the investors are redeemable by the Company if its common stock closes at or above $1.0592, $1.1328 or $1.2128, respectively, for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to the holders of the warrants of its intent to redeem.

On December 19, 2003, the Company issued warrants to purchase an aggregate of 1,074,993 shares of our common stock at an exercise price of $0.957 per share. The warrants became exercisable beginning June 19, 2004. The warrants issued to the investors are redeemable by the Company if its common stock closes at or above $1.70 per share for fifteen consecutive trading days and they remain unexercised 30 days after the Company gives notice to the holders of the warrants of its intent to redeem. The Company also issued warrants to purchase an aggregate of 303,608 shares of common stock at an exercise price of $0.957 per share and an aggregate of 20,689 shares at an exercise price of $1.2375 per share as additional commission for the placement agents in this transaction. The warrants issued to the placement agents are not redeemable.

On March 17, 2004, all of the warrants issued on August 13, 2003, as well as a portion of the warrants issued on August 14 and 18, 2003, were exercised for a total of 4,144,839 shares of common stock. Warrant exercise prices ranged from $0.7282 to $0.8375 per share. Cardima issued a notice of redemption on October 10, 2003 in connection with its election to redeem all outstanding warrants issued on August 13, 2003. Total net proceeds from the exercise of these warrants were $3.1 million.

                                 CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

On November 24, 2004, the Company issued warrants to purchase an aggregate of 6,586,165 shares of common stock at an exercise price of $0.4295 per share. The warrants were exercisable beginning on May 24, 2005. The Company also issued to the parties that acted as placement agents warrants to purchase 987,926 shares of common stock at $0.4295 per share. In addition, certain warrants to purchase common stock that were issued in the February 25, 2000 private placement were adjusted, as required by these warrants' anti-dilution provisions. The number of shares of common stock issuable upon exercise of these warrants was increased by 372,088.

On August 26, 2005, the Company issued warrants with registration rights to purchase an aggregate of 30,000,000 shares of common stock at an exercise price of $0.10 per share. The warrant will be exercisable beginning on August 28, 2005 for a period of ten years.

The holders of the August and December 2003 warrants have registration rights that required the Company to file and have declared effective a registration statement with the SEC to register the resale of the common stock issuable upon exercise of the warrants. Under Emerging Issues Task Force (EITF) 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock," the ability to have an effective registration of stock is deemed to be outside of the Company's control. Therefore, the August 2003 warrants were valued at inception and revalued on the effective date of the registration statement. The net change in the fair value of the August 2003 warrants on the two valuation dates were expensed as other non-cash expense of $904,000 for the year ended December 31, 2003. The December 2003 warrants were valued at inception and revalued at the balance sheet date (December 31, 2003), as the registration statement for these warrants occurred subsequent to 2003 year-end. There was no change in the fair value of the December 2003 warrants between the two valuation dates noted above, and hence, no amounts were expensed as other non-cash expense for the year ended December 31, 2003. As the registration was not yet declared effective by December 31, 2003, the $658,000 fair value of December 2003 warrants was reported on the balance sheet as warrant liability at December 31, 2003. On February 12, 2004, the registration statement for the December 2003 warrants was declared effective with the SEC. Accordingly, a net increase in the fair value from December 31, 2003 to the date of effectiveness of $33,000 was expensed as non-cash expense in the first quarter 2004, and the $691,000 warrants' value on February 12, 2004 was reclassified to equity.

The August 2005 warrants were also valued at inception under EITF 00-19,and revalued at the balance sheet date (December 31, 2005). The change in the fair value of the August 2005 warrants on the two valuation dates were recorded as other income of $1,800,000 for the year ended December 31, 2005. As the registration was not yet declared effective by December 31, 2005, the $1,200,000 fair value of August 2005 warrants is reported on the balance sheet as warrant liability at December 31, 2005.

The Company has reserved 49,369,168 shares of common stock for issuance upon exercise of all the warrants described above.

The investors who participated in the December 31, 2002 and January 22, 2003 closings of a private placement and the warrants held by the participants in our 1999 and 2000 private placements have anti-dilution protections that have been triggered in certain instances.

In addition, the purchase agreements signed in connection with the December 31, 2002 and the January 22, 2003 private placement closings providde that if at any time during the two year period beginning on the respective closing dates, the Company's common stock is delisted from the Nasdaq National SmallCap Market for any reason, the investors shall receive an amount in cash equal to 1.5% of the aggregate purchase price of all shares and warrants purchased under those agreements for each month or portion thereof from the date of such delisting until the common stock is again listed on the Nasdaq National SmallCap Market. No such penalties became due under these provisions.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

4. Notes Receivable from Former Officers

In December 1997, the Company entered into a $300,000 note receivable agreement with Phillip Radlick, Ph.D., a Director of the Company and then President and Chief Executive Officer, to facilitate the purchase of a principal residence in the San Francisco Bay Area. The note bears interest at the minimum Applicable Federal Rate, and was due and payable in a single lump sum forty-eight months from the note date. In August, 2001, the Board of Directors amended Dr. Radlick's agreement to extend this loan until the first of (i) the date that Dr. Radlick no longer serves as a member of the Board of Directors, (ii) the date when Dr. Radlick sells his house and (iii) December 16, 2005. As a security for the note, Dr. Radlick granted the Company a security interest in his vested stock options. At December 31, 2005, the balance of the loan is approximately $357,085, including approximately $78,585 of accrued interest. No interest accrual was made after December 31, 2004. The loan balance is fully reserved as of the end of December 31, 2005.

In June 2000, the Company entered into a note receivable agreement with William Wheeler, its President and Chief Operating Officer, to facilitate the purchase of a principal residence in the San Francisco Bay Area. The note called for an initial payment by the Company of $142,500 with an additional $5,000 per month up to a maximum of $300,000. The note bears interest at the minimum Applicable Federal Rate and was due and payable in a single lump sum forty-eight months from the note date, or June 2005. The Board of Directors amended Mr. Wheeler's agreement by granting Mr. Wheeler a $75,000 bonus in May 2001 in lieu of further additional monthly payments to him. As a security for the note, Mr. Wheeler granted Cardima a security interest in his vested stock options. At December 31, 2005, the balance of the loan is approximately $ 217,513 including approximately $25,031 of accrued interest. No interest accrual was made after December 31, 2004. The loan balance is fully reserved as of the end of December 31, 2005.

5. Income Taxes

There has been no provision for federal or state income taxes for any period as the Company has incurred losses in all periods.

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statement of operations is as follows:
[there are unneeded underscores in the table below, and no double underscore at the end]

                  -------------------------------------------------------------------------------------------
                                                                         2005          2004            2003
                  -------------------------------------------------------------------------------------------
                  Tax Benefit at expected federal rate                 -34.00%       -34.00%         -34.00%
                  -------------------------------------------------------------------------------------------
                  State, Net of Federal Benefit                         -5.80%         0.00%           0.00%
                  -------------------------------------------------------------------------------------------
                  Research and development credits                       0.00%        -3.50%          -1.50%
                  -------------------------------------------------------------------------------------------
                  Non-deductible derivative and other expense            0.10%         3.70%           3.20%
                  -------------------------------------------------------------------------------------------
                  Net Operating Loss not benefited                      39.90%        40.10%          26.70%
                  -------------------------------------------------------------------------------------------
                  Other, net                                            -0.20%        -6.30%           5.60%
                  -------------------------------------------------------------------------------------------
                                                                         0.00%         0.00%           0.00%

As of December 31, 2005,  the Company had federal and state net  operating  loss
(NOL)carry forwards of approximately $117,002,000 and $37,208,000 respectively. The federal and state net operating loss carry forwards expire at various dates beginning in 2006 through 2025, if not utilized.

The Company also had federal and state research and development tax credit carry forwards of approximately $1,051,000 and $986,000, respectively. The federal research and development tax credits begin to expire at various dates beginning 2008 through 2025, if not utilized. The state research and development tax credits carry forward indefinitely, if not utilized.

                                  CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 2005 are as follows (in thousands):

                                                                               December           December
                                                                                  31,                31,
                                                                                 2005               2004
                                                                             -------------      -------------
                Net operating loss carry forwards.........................   $      42,284      $      38,565
                Research credits carry forwards (federal and state).......           1,702              1,665
                Manufacturing investment credit carry forwards............              78                 78
                Capitalized research and development......................           1,044              1,277
                Other, net................................................             597                777
                                                                             -------------      -------------

                Total deferred tax assets                                           45,705             42,362
                Valuation allowance for deferred tax assets                        (45,705)           (42,362)
                                                                             -------------      -------------
                                                                             $           -      $           -
                                                                             =============      =============

As of December 31, 2005 and 2004, the Company had deferred tax assets of approximately $45,705,000 and $42,362,000, respectively. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $3,342,000 and $3,906,000 during the years ended December 31, 2005 and 2004, respectively. Deferred tax assets primarily relate to net operating loss and tax credit carry forwards.

The Company realizes tax benefits as a result of the exercise of non-qualified stock options and the exercise and subsequent sale of certain incentive stock options (disqualifying dispositions). For financial reporting purposes, any reduction in income tax obligations as a result of these tax benefits will be credited to additional paid-in capital upon utilization of the NOLs including these benefits.

6. License Rights

In May 1993, in exchange for an equity interest in the Company, Target Therapeutics, Inc. granted the Company an exclusive royalty-free worldwide license to use Target Therapeutics' technology and to make, use and sell or otherwise distribute products for the diagnosis and treatment of electrophysiological diseases in the body, other than in the central nervous system, including the brain. The exclusive license grant applied to any Target Therapeutics' technology developed through May 1996 and will expire upon the expiration of the last of the patents relating to Target Therapeutics' technology. Under the License Agreement, the Company granted back to Target Therapeutics an exclusive royalty-free license to use technology developed through May 1996 in the fields of neurology, interventional neuro-radiology, interventional radiology, reproductive disorders and vascular prostheses (the "Target Field"). Such license will expire upon the expiration of the last of the patents relating to Target Therapeutics' technology. Target Therapeutics granted the Company a non-exclusive, royalty-free license to use Target Therapeutics' technology to make, use and sell or otherwise distribute the Company's products for use within the cardiology field, provided the Company's products represent a substantial improvement. A substantial improvement is any modification, improvement or enhancement by the Company of Target Therapeutics' technology in a particular product that results in a material change in the function, purpose or application of such product. The Company believes that the incorporation of electrodes in its micro-catheter systems, together with other modifications, satisfies the substantial improvement requirements. As part of the same agreement, the Company granted to Target Therapeutics an exclusive, royalty-free license to use the Company's technology to make, have made, use and sell or otherwise distribute products within the Target Field.

                                 CARDIMA, INC.
                  NOTES TO FINANCIAL STATEMENTS ---(Continued)

In addition, the Company agreed not to conduct material research and development, acquire corporate entities or make or sell products in the Target Field or to sell products, other than products utilizing Target Therapeutics' technology, for use in diagnosis or treatment of diseases related to the production of electrical current in tissue located in areas of the body other than the heart, without first notifying Target Therapeutics and negotiating a distribution agreement. The Company also agreed that it would not sell products utilizing Target Therapeutics' technology for use in diagnosis or treatment of diseases related to the production of electrical current in tissue located in areas of the body other than the heart without, if selling to a distributor, first notifying Target Therapeutics and offering it the right of first refusal with respect to the terms of the distribution, or if selling directly to the consumer, paying to Target Therapeutics an amount equal to 40% of the gross profit for such product.

7. Subsequent Event

On February 14, 2006, the Company entered into a new loan facility term sheet (the "New Loan Facility") with the lender, Apix International Limited, which provided for the rollover of the original loan agreement and the grant of an additional loan facility in the amount of $660,000 at an interest rate of 10% per annum. In addition, the Company and the lender have agreed to the following terms: (i) the maturity date of the original loan facility is extended from February 28, 2006 to May 18, 2006; (ii) the exercise price of the original warrant has been adjusted to $0.06 per share. In addition, the Company has granted the Lender a new warrant to purchase 23,800,000 shares of the Company's common stock at an exercise price of $0.06 per share for a term of ten years. In addition, upon completion of the full funding under the new loan facility, the Company will grant the lender warrants to purchase an additional 8,000,000 shares of the Company's common stock at an exercise price of $0.06 per share for a term of ten years; (iii) the Company has granted the lender the right to convert the loan principal, interest, facility fees and exit fees into shares of the Company's common stock at a conversion price of $0.06 per share; (iv) the facility fee has been increased from $60,000 to $80,000. In addition, the exit fee has been increased from $900,000 to $1,300,000; (v) upon completion of the full funding under the new loan facility, the exit fee would be increased by $260,000; (vi) the Company agrees to register the shares underlying the loan principal, facility fees, and warrants on a registration statement as soon as practicable after the date of issuing the warrant, but in any event no later than May 31, 2006.

With the loan agreement's optional conversion clause on all or any portion of the facility fee, the exit fee and the accrued interest due under the loan, if the lender ultimately exercises this option, any gains or losses on the difference between the conversion price and the fair value of the stock at the time of conversion will be included in the Company's earnings during that period. Additionally, for the warrant shares, any beneficial effect resulting from the excess of the average market price of the stock over the $0.06 per share conversion price will also be charged to non-cash interest during the periods the loan is outstanding.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

               ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation, as amended, provides to the fullest extent permitted by Delaware law, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Certificate of Incorporation, as amended, is to eliminate our and our shareholders rights (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Certificate of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by Cardima, Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee:


Securities and Exchange Commission Registration Fee                     $994.03*
Accounting Fees and Expenses                                             17,500*
Legal Fees and Expenses                                                  30,000*
Miscellaneous                                                              5.97*
                                                                        -------
Total                                                                   $48,500*
                                                                        =======
_______________
*Estimated

                ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

During the first quarter of 2006, the Company issued a warrant to purchase 31,800,000 shares of common stock to Apix International.

During the third quarter of 2005, the Company issued a warrant to purchase 30,000,000 of common stock to Apix International.

During the first quarter of 2004, all of the warrants that we issued on August 13, 2003, as well as a portion of the warrants issued on August 14 and August 18, 2003, were exercised for a total of 4,144,839 shares of common stock. Warrant exercise prices ranged from $0.7282 to $0.8375 per share. We had issued a notice of redemption on October 10, 2003 in connection with our election to redeem all outstanding warrants issued on August 13, 2003. Total net proceeds from the exercise of these warrants was $3.1 million. We relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended, in connection with the warrant exercises.

On December 19, 2003, we sold by means of a private placement an additional 3,583,327 shares of our common stock at a price of $0.87 per share for gross proceeds of approximately $3,118,000. In addition, we issued to the investors warrants to purchase 1,074,993 shares of our common stock at an exercise price of $0.957 per share. The warrants will be exercisable beginning on June 19, 2004 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the six (6) month period between the closing and June 19, 2004. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.74 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the parties that acted as our agents in connection with this private placement a total of $218,225 in cash and issued to the agents warrants to purchase 303,608 shares of our common stock at an exercise price of $0.957 per share and warrants to purchase 20,689 shares of our common stock at an exercise price of $1.2375 per share. We relied on the exemption provided by Rule 506 under Regulation D and
Section 4(2) of the Securities Act of 1933, as amended, in connection with the December 19, 2003 placement. A Registration Statement on Form S-3 was filed with the SEC in connection with this placement.

On July 29, 2003, we agreed to issue to a physician as compensation for consulting services to be provided by that physician's group options to purchase 422,535 shares of our Common Stock at an exercise price of $0.71 per share. We relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended in connection with the issuance of these warrant to the physician.

On August 13, August 14 and August 18, 2003, we sold by means of a private placement an aggregate of approximately 10,282,800 shares of our common stock at a price of $0.5296 per share, 2,421,980 shares of Common Stock at a price of $0.5664 per share and 977,176 shares of common stock at a price of $0.6064 per share for net proceeds of approximately $6.8 million. In addition, we issued to the investors warrants to purchase 3,084,840 shares of our common stock at an exercise price of $0.7282 per share, warrants to purchase up to 726,590 shares at an exercise price of $0.7788 per share and warrants to purchase up to 293,152 shares of our common stock at an exercise price of $0.8338 per share. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.0592, $1.1328 or $1.2128, respectively, (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days, so long as our stock remains listed on specified securities exchanges or trading markets and a registration statement covering the resale of the warrant shares is effective. Redemptions initiated during the first six months after the closing are subject to deferral and certain other conditions. We paid a total of $518,703.20 in cash to the parties that acted as agents in connection with this private placement, and issued to the agents warrants to purchase approximately 321,057 shares of our common stock at an exercise price of $0.8375 and warrants to purchase up to 440,812 shares of our common stock at an exercise prices that range from $0.90 per share to $1.1025 per share. The closing of this transaction caused additional shares of common stock to be issuable under the anti-dilution provisions of certain of our previously issued securities. We used the proceeds received from the sale of our securities on August 13, August 14 and August 18, 2003 for working capital, including, without limitation, costs and expenses relating to our Phase III trial for the treatment of atrial fibrillation, efforts to obtain FDA approval for our micro-catheter planned marketing efforts, expansion of sales efforts and for such other general corporate purposes as our Board of Directors may determine. We relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended in connection with the August 13, August 14 and August 18, 2003 closings of our private placement. We filed with the SEC a registration statement on Form S-3 in connection with that placement.

On April 11, 2003, we sold by means of a private placement an additional 4,395,587 shares of our common stock at a price of $0.85 per share for gross proceeds of approximately $3,700,000. In addition, we issued to the investors warrants to purchase 1,758,234 shares of our common stock at an exercise price of $1.25 per share. The warrants will be exercisable beginning on October 11, 2003 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the six (6) month period between the closing and October 11, 2003. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the parties that acted as agents in connection with this private placement upon the closing transaction, a total of $270,000 in cash and issued to the agents warrants to purchase 448,557 shares of our common stock at an exercise price of $0.935. We used the proceeds received from the sale of our securities on April 11, 2003 for working capital, including, without limitation, costs and expenses relating to our Phase III trial for the treatment of atrial fibrillation, efforts to obtain FDA approval for our micro-catheter planned marketing efforts, expansion of sales efforts and for such other general corporate purposes as our Board of Directors may determine. We relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended in connection with the April 11, 2003 closing of our private placement. We filed with the SEC a registration statement on Form S-3 in connection with that placement.

On January 22, 2003, we sold by means of the second closing of a private placement an aggregate of 973,339 shares of our common stock a price per share of $0.74955 for net proceeds of approximately $650,000. In addition, we issued to the investors warrants to purchase 438,000 shares of our common stock at an exercise price of $0.8245 per share. The warrants became exercisable on March 23, 2003 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the sixty (60) day period between January 22, 2003 and March 23, 2003. The warrants allow for a "cashless exercise" whereby the exercising party may use shares issuable upon exercise of the warrant in payment of the exercise price. We may not redeem the warrants and the warrants are subject to a mandatory exchange or termination in the case of certain reorganizations, mergers, or divestitures. Upon the January 22, 2003 closing of the transaction, we paid to the finder a total of $54,750 in cash and issued to the finder warrants to purchase 97,333 shares of our common stock at an exercise price of $0.8245. The warrants issued to the finder are not redeemable and allow for "cashless exercise" whereby the finder may use shares issuable upon exercise of the warrant in payment of the exercise price.

On March 28, 2003, we sold by means of a private placement an aggregate of 2,941,175 shares of our common stock at a price of $0.85 per share for net proceeds of approximately $2.3 million. In addition, we issued to the investors warrants to purchase 1,176,470 shares of our common stock at an exercise price of $1.25 per share. The warrants will be exercisable beginning on September 28, 2003 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the six (6) month period between the closing and September 28, 2003. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the party that acted as agent in connection with this private placement upon the closing transaction, a total of $175,000 in cash and issued to the agent warrants to purchase 294,117 shares of our common stock at an exercise price of $0.935.

Following the end of the first quarter of 2003, on April 11, 2003, we sold by means of a private placement an additional 4,395,587 shares of our common stock at a price of $0.85 per share for net proceeds of approximately $3.5 million. In addition, we issued to the investors warrants to purchase 1,758,234 shares of our common stock at an exercise price of $1.25 per share. The warrants will be exercisable beginning on October 11, 2003 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the six (6) month period between the closing and October 11, 2003. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the parties that acted as agents in connection with this private placement upon the closing transaction, a total of $270,000 in cash and issued to the agents warrants to purchase 448,557 shares of our common stock at an exercise price of $0.935. We relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended in connection with the January 22, 2003 closing of our private placement. We filed with the SEC a registration statement on Form S-3 in connection with that placement. We relied on the exemption provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended in connection with the March 28, 2003 and April 11, 2003 closings of our most recent private placement. We filed with the SEC a registration statement on Form S-3 in connection with that private placement.

                            ITEM 27. EXHIBITS

  Exhibit
  No.          Description
 -------       ---------------------------------------------------------------
 3.1           Amended and Restated  Certificate  of  Incorporation  of Cardima,
               Inc. dated February 25, 2003.(1)

 3.2           Bylaws of Cardima, Inc. (2)

 5.1           Consent of Sichenzia Ross Friedman Ference LLP.*

 4.1           1993 Stock Option Plan, as amended  (Incorporated by reference to
               Exhibit 10.1 filed with the Company's Annual Report on Form 10-K (File No. 000-22419) filed on March 31, 2003).

 4.2 1997 Directors' Stock Option Plan (Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form S-1 (File No. 33-23209) declared effective on June 5, 1997).

 4.3 1997 Employee Stock Purchase Plan (Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form S-1 (File No. 33-23209) declared effective on June 5, 1997).

 4.4 2003 Stock Option Plan (Incorporated by reference to Exhibit 99.1 filed with the Company's Registration Statement on Form S-8 (File No. 333-106922) filed on July 10, 2003).(5)

10.1 Loan Agreement dated August 28, 2005 by and between Apix International Limited and Cardima, Inc. (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 1, 2005).

10.2 10% Promissory Note of Cardima, Inc. dated August 26, 2005 (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 1, 2005).(6)

10.3 Warrant Agreement to purchase shares of the common stock of Cardima, Inc. dated as of August 28, 2005 (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 1, 2005).(6)

10.4 Security Agreement dated August 12, 2005, by and between Cardima, Inc. and Apix International Limited (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 16, 2005).(7)

10.5 Trademark Security Agreement dated August 12, 2005, by and between Cardima, Inc. and Apix International Limited (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 16, 2005).(7)

10.6 Patent Security Agreement dated August 12, 2005, by and between Cardima, Inc. and Apix International Limited (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 16, 2005).(7)

10.7 Patent, Trademark and Copyright Security Agreement dated August 12, 2005, by and between Cardima, Inc. and Apix International Limited (as incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 16,
               2005).(7)

10.8 Loan Facility Term Sheet (as incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2006).(8)

16.1 Letter provided by BDO Seidman, LLP, Independent Registered Public Accounting Firm. (9)

23.1           Consent of Sichenzia Ross Friedman Ference LLP (see exhibit 5.1)

23.2           Consent  of  BDO  Seidman,  LLP,  Independent  Registered  Public
               Accounting Firm.*

23.3 Consent of Marc Lumer & Company, Independent Registered Public Accounting Firm.*



 *         Exhibit filed herewith.

(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 31, 2004.
(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-23209) declared effective on June 5, 1997.
(3) Incorporated by reference to Exhibit 10.1 filed with the Company's Annual Report on Form 10-K (File No. 000-22419) filed on March 31, 2003.
(4) Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form S-1 (File No. 33-23209) declared effective on June 5, 1997.
(5) Incorporated by reference to Exhibit 99.1 filed with the Company's Registration Statement on Form S-8 (File No. 333-106922) filed on July 10, 2003.
(6) Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 1, 2005.
(7) Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 16, 2005.
(8) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2006.
(9) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2005.


ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes to:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;


          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

          (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.


                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, May 31, 2006. .

DATE: May 31, 2006                   CARDIMA, INC.

                                     /s/ Gabriel B. Vegh
                                     -------------------
                                     Gabriel B. Vegh
                                     Chief Executive Officer,
                                     Acting Chief Financial Officer,
                                     and Chairman of the Board
                                     (Principal Executive and Financial Officer)

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gabriel B. Vegh his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 NAME                                        TITLE                                      DATE
 ===================================== ========================================================== ===============
 /s/ Gabriel B. Vegh                        Chief Executive Officer, Acting Chief Financial         May 31, 2006
 ----------------------------               Officer, Acting Secretary and Chairman
     Gabriel B. Vegh                        (Principal Executive and Financial Officer)

                                            Director
 ----------------------------
     Jesse D. Erickson

 /s/ Rudolfo C. Quijano, M.D.               Director                                                May 31, 2006
 ----------------------------
     Rudolfo C. Quijano, M.D.

 /s/ Phillip Radlick, Ph.D.                 Director                                                May 31, 2006
 ----------------------------
     Phillip Radlick, Ph.D.

 /s/ Lawrence J. Siskind                    Director                                                May 31, 2006
 ----------------------------
     Lawrence J. Siskind

                                            Director
 ----------------------------
     John R. Cheney

                                            Director
 ----------------------------
     Tony K. Shum

 /s/ Tina Sim                               Director                                                May 31, 2006
 ----------------------------
     Tina Sim

                                            Director
 ----------------------------
     Andrew K. Lee

                                      II-7